2/22

06014568

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aditya Birla Nuvo Limited

*CURRENT ADDRESS Junagadh - Veraval Road
Veraval - 362 266
Gujarat, India

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

FILE NO. 82- 34979 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 6/21/06

INDIAN RAYON
ADITYA BIRLA GROUP

ANNUAL REPORT
2004-2005



INDIAN RAYON AND INDUSTRIES LIMITED

IN HOMAGE TO
OUR LEGENDARY LEADERS



GHANSHYAMDAS BIRLA ADITYA VIKRAM BIRLA

"WE LIVE BY THEIR VALUES"

ADITYA BIRLA GROUP

OUR VISION

To be a premium global conglomerate with a clear focus on each business.

OUR MISSION

To deliver superior value to our customers, shareholders, employees and society at large.

OUR VALUES

Integrity
Commitment
Passion
Seamlessness
Speed


SO
friday dressing from
ESTABLISHED
Allen So
NOTTINGHAM

INDIAN RAYON AND INDUSTRIES LIMITED

BOARD OF DIRECTORS
Mr. Kumar Mangalam Birla, Chairman
Mrs. Rajashree Birla
Mr. H. J. Vaidya
Mr. B. L. Shah
Mr. P. Murari
Mr. B. R. Gupta
Ms. Tarjani Vakil
Mr. Vikram Rao
Mr. S. C. Bhargava
Mr. G. P. Gupta*
Mr. Sanjeev Aga, Managing Director@

MANAGER
Mr. K. K. Maheshwari#

CHIEF FINANCIAL OFFICER
Mr. Adesh Gupta, Sr. President

COMPANY SECRETARY
Mr. Devendra Bhandari

AUDITORS
Khimji Kunverji & Co., Mumbai
S.R. Batliboi & Co., Mumbai

OTHER BRANCH AUDITORS
K. S. Aiyar & Co., Mumbai
Deloitte Haskins & Sells, Bangalore

SOLICITORS
Mulla & Mulla and Craigie, Blunt & Caroe, Mumbai

REGISTERED OFFICE
Junagadh-Veraval Road, Veraval 362266 (Gujarat)

EXECUTIVES

RAYON DIVISION

Mr. K. K. Maheshwari	Group Executive President
Mr. K. C. Jhanwar	Executive President
Mr. S. S. Gupta	Joint President
Mr. D. P. Modani	Sr. Vice President (Fin. & Comm.)
Mr. S. K. Nanda	Sr. Vice President (Caustic)
Mr. J. P. Pandey	Sr. Vice President (Production)
Mr. K. D. Joshi	Sr. Vice President (Marketing)
Mr. R. C. Maheshwari	Sr. Vice President (HR)

HI-TECH CARBON

Dr. Rakesh Jain	Business Head
Mr. S. S. Rathi	Executive President
Mr. G. S. Mishra	Joint President (Renukoot Unit)
Mr. R. K. Dad	Sr. Vice President (Chennai Unit)

TEXTILES

Mr. S. K. Saboo	Business Head
Mr. A. N. Choudhary	Advisor
Mr. J. C. Soni	President
Mr. J. Shroff	Sr. Vice President
Mr. S. K. Patodia	Sr. Vice President
Mr. A. Nair	Sr. Vice President
Mr. B. D. Daga	Sr. Vice President

MADURA GARMENTS

Mr. Vikram Rao	Business Director
Mr. Hemchandra Javeri	President
Mr. Stephen Verghese	Sr. Vice President (Operations)
Mr. Shoaib Farooqi	Sr. Vice President (Sales & Marketing)

INSULATOR DIVISION (DOMESTIC MARKETING)

Mr. D. R. Dhariwal	Executive President

CORPORATE FINANCE DIVISION

Mr. Manoj Kedia	Sr. Vice President
Ms. Pinky Mehta	Sr. Vice President (Taxation)
Mr. Anil Rustogi	Sr. Vice President – Corporate Finance

* w.e.f. 27th April, 2005 @ w.e.f. 1st May, 2005 # till 30th April, 2005

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



Dear Shareholders,

India has become the centripetal force of globalisation. The country is attracting capital and companies at an accelerated pace. In the process, it is rewriting the economics of scores of industry. Consolidation is becoming the order of the day. We welcome this trend sparked by globalisation.

With the resurgence of the industrial sector, propelled by buoyant exports and the brightening of the domestic investment climate, both business optimism and consumer confidence rose. The macro economic performance of our country, in fact, turned out to be stronger than anticipated.

These developments at the macro level had a salutary impact on your Company's garments and textile sector. High input cost, surging oil prices and the drooping US Dollar, which exerted pressure on exports, impacted your Company's traditional businesses.

Under the circumstances, your Company turned in a satisfactory performance. Revenues at Rs.1860.6 crores reflect an 18 per cent rise vis-à-vis Rs.1577.4 crores recorded in the earlier year.

Our new businesses such as garments, insurance and BPO have begun contributing to your Company's revenues. Looking ahead, I believe, they will contribute more significantly to your Company's growth and play up to their true potential. The stage is set for a kick-start with these businesses having crossed the launch-pad stage.

Significant initiatives have been taken in your Company's traditional businesses to ensure that they are on a sustainable growth trajectory.

Let me share our plans with you in summary.

"Our new businesses such as garments, insurance and BPO have begun contributing to your Company's revenues. Looking ahead, I believe, they will contribute more significantly to your Company's growth and play up to their true potential. The stage is set for a kick-start with these businesses having crossed the launch-pad stage."

Garments

In the garments segment, the Division's performance has been encouraging, as it registered profitable growth. The long-term outlook for the business is positive.

The Division will continue to maintain its edge through innovative product differentiation, aggressive expansion of its retail reach in malls and high streets, providing the consumer international class experience of its life-style brands. The Company plans to introduce international labels in the current fiscal.

Viscose Filament Yarn (VFY)

Despite pricing pressure emanating from industry inventory build-up, coupled with dumping of cheap yarn from China, your Company's VFY sector continues to show resilience. Backed by the buoyant chlor-alkali market, VFY remains the key contributor to profitability.

In the short-term, with inventories still at an all-time high level, prices may remain under pressure. The Continuous Spun Yarn capacity expansion has been a move to enhance the share of value-added yarns. Technology upgradation to better the yarn quality is underway. Scaling up the captive power plant capacity, to become totally self-reliant and enhancing caustic soda capacity will lead to higher productivity and an improved bottom-line. I foresee a moderate growth in this sector in a challenging environment.

Carbon Black

With the upswing in the auto and tyre sector, your Company's carbon black business continues with its upward climb. There is reason to believe that this buoyancy is here to stay for a while.

To expand its footprint globally, your Company is planning to augment its capacities by 50,000 tpa. This will enable ramp up to a capacity of 2,20,000 metric tonnes per annum.

Textiles

Your Company's Textiles Division's performance has improved substantially, on the wings of its linen fabric and flax yarn.

A step-change in the process technology will serve to notch the quality of linen fabric several rungs. The 4,000 tpa wool combing facility, slated to go on stream in the first quarter of FY '06, will double its capacity and bolster profitability.

Insulators

With the completion of the 8000 tpa expansion at Halol in Gujarat, volumes will be enhanced considerably. This affords your Company the opportunity to further penetrate the power sector. The outlook for the insulator business is promising, given the power-sector reforms, which in turn will amplify the demand in the transmission and distribution segment.

Insurance

Your Company's Insurance business has recorded a significant jump of 31.3 per cent in annualized premium income from new business. It continues to be the second largest player amongst the private insurance companies in terms of premium. A front-runner in unit-linked products and alternate channels, it is energetically reinforcing its distribution network. It has chalked out an ambitious growth path.

The Software business

In the Software business, your Company has altered its business model. It has veered away from the non-strategic lines of business. It has brought focus and best in class quality as a solution provider to its clients, largely in the Banking, Insurance and Financial (BFI) verticals along with the Independent Software Vendor (ISV) segment. Its thrust is on high margin business.

The business is well positioned to grow, given the momentum in the IT industry.

BPO

Your Company's BPO business has posted a strong performance. Revenues have leapfrogged from Rs.69.4 crores in 2003-04 to Rs.108.2 crores. Its globally benchmarked execution excellence has won new clients, several belonging to the Fortune 500 league.

I am very optimistic about its future.

Outlook

As I have mentioned earlier, our newer businesses are gaining in prominence. Currently, they account for nearly 53 per cent of your Company's consolidated revenues. Going forward, they would increase their share even as the traditional businesses continue to perform well.

Furthermore, unrelenting sweating of the assets, a tight rein on costs, prudent financial management, the leadership position that its key businesses enjoy and above all its strong fundamentals, in my view, have a collective propitious impact on your Company's future. We can all look forward to a period of sustained growth.

"Unrelenting sweating of the assets, a tight rein on costs, prudent financial management, the leadership position that its key businesses enjoy, and above all its strong fundamentals, in my view, have a collective propitious impact on your Company's future. We can all look forward to a period of sustained growth."

I would like to take this opportunity to place on record, your Board and my personal appreciation of the dedication and uncompromising commitment of an overwhelming majority of your Company's employees. They have enabled us build a culture of meritocracy.

The Aditya Birla Group : In Perspective

I am pleased to share that much of the consolidation that we had embarked upon is now behind us. Going forward, our accent is on accelerated growth as we stand at an inflection point. In each of our major businesses, scaling up of capacities and services will be necessary. Our road-map includes exploring further acquisitions and leveraging upon both greenfield and brownfield opportunities. Our plans are well under way.

To take Hindalco's strategic stake in Indal to its logical conclusion, all of the businesses of that Company have been merged into Hindalco, with the exception of its foil business at Kollur.

With the completion of the brown-field expansion in the Copper business its capacity stands doubled, from 250,000 tpa to 500,000 tpa. When fully ramped-up, it will elevate Hindalco into the league of the Top-10 Copper producers in the world. It also positions Birla Copper as the world's single largest Copper Smelter in one location.

The completion of the acquisition of UltraTech Cemco (the erstwhile Cement business of Larsen & Toubro), has positioned the Group to the 8th largest Cement player in the world. By the turn of the decade, significant additional capacities will also be added.

As a step up to fortify our Pulp operations in the Viscose Staple Fibre business, we have signed a Framework Agreement with the Province of New Brunswick for the acquisition of St. Anne Nackawic Pulp Mill, in partnership again with Tembec. To become self-sufficient in pulp, we are exploring the setting up of Greenfield pulp plants globally. This strategy is consistent with our game-plan of reinforcing our competitive edge in the Cellulosic man-made fibre sector through setting up fully integrated operations virtually from the "Forest to the Fabric" stage.

Our Carbon Black Plant in Egypt has become the largest producer in the world. In China, at the Liaoning Carbon Black Plant, we are scaling up the capacity significantly. Today, we are the fourth largest Carbon Black player in the world, and we hope to rise in the rank.

In essence, our vision as a Group is to be a premium global conglomerate with a clear focus on each business. Our focus is both top-line and bottom-line growth and not growth for the mere sake of growth.

"Our vision as a Group is to be a premium global conglomerate with a clear focus on each business. Our focus is both top-line and bottom-line growth and not growth for the mere sake of growth."

Focus on People

Being essentially a meritocracy and a people's organization, our attention in the people area remains unwavering. We are enhancing the quality and the pace of the institutionalization of our systems and processes. These now embrace the entire life cycle of the employees' engagement with the organization. Several new initiatives have been taken towards the well-being of our employees, particularly in the area of healthcare, education of their children and other critical aspects that can have a significant bearing on his or her performance.

Our focus on managerial capabilities is getting much sharper. We are proactively addressing the need to build a robust leadership pipeline. International firms have been enlisted by us to assess the talent

"Our focus on managerial capabilities is getting much sharper. We are proactively addressing the need to build a robust leadership pipeline. International firms have been enlisted by us to assess the talent and the potential in our Group to meet our future growth aspirations. I have also impressed upon our management teams that it is our collective responsibility to spot talent, track it and help spawn leaders."

and the potential in our Group to meet our future growth aspirations. I have also impressed upon our management teams that it is our collective responsibility to spot talent, track it and help spawn leaders.

Let me reiterate, our aspirations is to hone capabilities not for an Indian manager who is posted overseas, but for a world-class manager who simply happens to be an Indian.

Finally, I believe few organizations can take pride in the quality of competence, passion and commitment that we find here. We have the organizational will, discipline and people power to achieve our stretched ambition.

Best regards,

Yours sincerely,

Kumar Mangalam Birla

FINANCIAL HIGHLIGHTS

	Units	2004-05	2003-04	2002-03	2001-02	2000-01	1999-00	1998-99	1997-98	1996-97	1995-96
PRODUCTION (Quantity)											
Garments (Aquired w.e.f. 1st Jan., 00)	' 000 Nos.	7,367	7,263	5,610	6,602	5,164	2,445	—	—	—	—
Viscose Filament Rayon Yarn	MT	16,420	16,060	15,873	12,253	15,496	12,621	14,685	14,273	13,803	13,615
Caustic Soda	MT	45,457	39,305	34,875	23,976	30,620	27,419	17,085	13,883	400	—
Chlorine	MT	38,480	32,732	28,543	19,258	23,960	21,750	13,751	10,529	349	—
Spun Yarns	MT	15,445	14,421	13,781	12,717	13,490	14,113	16,275	15,721	12,549	11,211
Fabric	000 Mtr	3,751	2,734	3.627	3,906	5,307	5,902	6,489	5,232	4,376	2,054
Carbon Black (* Includes trial run production)	MT	164,025	118,707*	112,563	93,634	89,739	95,828	63,968	42,104	52,209	51,056
Insulators (Demerged w.e.f. 1st Aug., 02)	MT	—	—	7,673	25,277	25,665	24,353	24,026	22,752	21,077	20,728
White Cement (Demerged w.e.f. 1st Sep., 98)	' 000 MT	—	—	—	—	—	—	81	199	158	155
Cement (Demerged w.e.f. 1st Sep., 98)	' 000 MT	—	—	—	—	—	—	1,045	3,075	2,934	2,362
SALES (Quantity)											
Garments	' 000 Nos.	8,332	7,552	6,173	7,068	5,884	1,130	—	—	—	—
Viscose Filament Rayon Yarn	MT	16,445	15,694	15,422	12,812	15,326	13,507	13,662	14,322	13,688	13,725
Caustic Soda	MT	45,920	39,344	34,207	24,111	31,104	27,516	16,694	13,596	204	—
Chlorine	MT	38,422	32,994	28,256	19,290	23,834	21,890	13,784	10,547	159	—
Spun Yarns	MT	15,686	14,594	13,882	13,188	13,258	14,641	16,483	15,190	12,568	11,555
Fabric	000 Mtr	3,593	2,798	3,614	3,788	5,646	6,351	6,380	5,027	3,720	3,099
Carbon Black (# Includes trial run sales)	MT	165,095	118,182#	114,232	94,504	91,735	94,656	61,243	42,118	50,647	51,618
Insulators (Domestic sales since 03-04)	MT	9,219	6,813	7,596	25,184	25,691	23,701	23,656	23,088	21,179	20,504
White Cement	' 000 MT	—	—	—	—	—	—	79	202	159	153
Cement	' 000 MT	—	—	—	—	—	—	1,054	3,083	2,952	2,314
PROFIT & LOSS ACCOUNT											
GROSS SALES (excluding captive consumption)											Rs. in Crores
Garments		475.87	413.09	347.56	379.70	300.63	52.33	—	—	—	—
Viscose Filament Rayon Yarn		284.05	292.33	319.82	223.55	246.61	229.64	266.22	283.31	261.64	251.22
Caustic Soda		57.98	38.49	24.61	25.56	27.87	21.60	8.41	4.44	0.03	—
Chlorine		33.00	24.45	27.55	4.53	12.97	7.34	4.57	4.31	0.03	—
Spun Yarns		379.11	356.93	307.43	225.87	247.77	235.46	232.02	226.25	181.88	175.59
Fabric		71.90	55.14	52.67	44.88	57.65	65.91	62.63	43.37	31.63	25.55
Carbon Black		500.95	378.48	370.75	315.25	287.86	258.26	174.67	126.48	173.99	149.42
Insulators		89.38	59.82	62.87	201.04	196.36	166.98	185.79	157.78	134.89	112.98
White Cement		—	—	—	—	—		47.22	120.06	106.59	106.38
Cement		—	—	—	—	—	—	243.55	699.51	688.45	516.56
Others		95.58	98.89	80.09	129.76	148.23	149.62	236.04	149.03	62.01	64.72
Total Gross Sales		1,987.82	1,717.61	1,593.35	1,550.14	1,525.95	1,187.14	1,461.12	1,814.54	1,641.14	1,402.42
Excise duty		127.20	140.22	150.93	139.51	109.76	115.05	162.09	232.29	228.58	194.54
Net Sales		1,860.62	1,577.39	1,442.42	1,410.63	1,416.19	1,072.09	1,299.03	1,582.25	1,412.56	1,207.88
Operating Expenses		1,606.67	1,333.79	1,212.23	1,227.75	1,220.16	917.42	1,060.69	1,228.22	1,066.68	919.01
Operating Profit		253.95	243.60	230.19	182.88	196.03	154.67	238.34	354.03	345.88	288.87
Other Income		10.07	14.23	10.00	9.13	13.01	28.31	24.62	19.67	29.23	60.93
Interest Payment (Net)		18.60	14.82	21.72	45.73	61.79	52.89	56.90	54.97	56.51	75.31
Gross Profit		245.42	243.01	218.47	146.28	147.25	130.09	206.06	318.73	318.60	274.49
Depreciation /Amortisation		80.69	81.52	71.74	73.54	73.08	72.50	90.70	87.22	69.83	56.74
Profit before Exceptional Items and Tax		164.73	161.48	146.73	72.74	74.17	57.59	115.36	231.51	248.77	217.75
Exceptional Items Gain/ (Loss)		(7.65)	19.95	(7.18)	1.33	—	(298.82)^	—	—	—	—
(^ Due to exit from Sea Water Magnesia business)											
Profit after Exceptional Items		157.08	181.43	139.55	74.07	74.17	(241.23)	115.36	231.51	248.77	217.75
Provision for Current Tax		45.35	44.25	9.00	5.00	5.65	—	9.32	19.00	34.00	33.00
Provision for Deferred Tax		(1.99)	5.90	25.22	25.61	NA	NA	NA	NA	NA	NA
Net Profit		113.72	131.28	105.33	43.46	68.52	(241.23)	106.04	212.51	214.77	184.75
Equity Shares Dividend (incl. Dividend tax)		27.31	27.08	25.33	19.76	19.79	6.65	29.96	37.11	33.40	28.09
Retained Profit		86.41	104.26	80.00	23.70	48.73	(247.88)	76.08	175.40	181.37	156.66

Rs. in Crores

	Units	2004-05	2003-04	2002-03	2001-02	2000-01	1999-00	1998-99	1997-98	1996-97	1995-96
BALANCE SHEET											
Net Fixed Assets		810.28	737.47	684.08	775.28	813.96	885.87	1,054.63	1,644.03	1,490.62	1,257.23
Long term Strategic Investments		618.31	581.63	412.19	435.12	312.63	229.83	224.67	139.31	88.87	54.51
Other Investments		81.34	159.99	102.10	4.67	31.19	114.32	215.52	227.73	200.64	306.38
Total Investments		699.67	741.63	514.30	439.79	343.82	344.16	440.19	367.04	289.51	360.89
Net Current Assets		462.67	318.95	359.85	425.24	438.09	441.41	569.52	576.20	705.48	498.76
Misc. Expenditure		—	2.95	6.88	10.81	14.74	18.67	—	—	—	—
Capital Employed		1,972.62	1,801.00	1,565.11	1,651.12	1,610.61	1,690.11	2,064.34	2,587.27	2,485.61	2,116.88
Net Worth represented by:—											
Share Capital		59.88	59.88	59.88	59.88	59.88	59.88	67.48	67.48	44.98	44.95
Reserves & Surplus		1,294.18	1,207.80	1,110.91	1,030.91	1,082.79	1,034.06	1,345.80	1,510.03	1,356.93	1,175.04
Net Worth		1,354.06	1,267.68	1,170.79	1,090.79	1,142.67	1,093.94	1,413.28	1,577.51	1,401.91	1,219.99
Loan Fund											
Long Term		285.30	211.54	197.80	282.73	317.31	320.43	534.03	865.53	962.16	758.18
Others		207.73	194.27	70.10	176.40	150.63	275.74	117.03	144.23	121.54	138.71
Total Loan Funds		493.03	405.81	267.90	459.13	467.94	596.17	651.06	1,009.76	1,083.70	896.89
Deferred Tax		125.52	127.51	126.42	101.20	—	—	—	—	—	—
Capital Employed		1,972.62	1,801.00	1,565.11	1,651.12	1,610.61	1,690.11	2,064.34	2,587.27	2,485.61	2,116.88
RATIOS & STATISTICS											
Operating Margin	%	13.65	15.44	15.96	12.96	13.84	14.43	18.35	22.38	24.49	23.92
Gross Profit Margin	%	13.19	15.41	15.15	10.37	10.40	12.13	15.86	20.14	22.55	22.72
Net Margin before exceptional items	%	6.52	7.06	7.80	2.99	4.84	5.37	8.16	13.43	15.20	15.30
Net Sales / Total Assets	x	0.94	0.88	0.92	0.85	0.88	0.63	0.63	0.61	0.57	0.57
Interest Cover (EBITDA/Net Interest)	x	14.19	17.40	11.06	4.20	3.38	3.46	4.62	6.80	6.64	4.64
Interest Cover (EBITDA/Interest)	x	11.53	10.75	5.50	3.07	2.80	2.46	2.26	3.44	3.12	3.11
DSCR	x	6.81	1.70	1.09	2.01	0.96	0.56	1.87	1.06	2.27	2.20
ROACE (PBIT/ Average Capital Employed)	%	9.72	10.47	10.47	7.26	8.24	5.89	7.41	11.29	13.27	15.10
ROAE (Net Profit before exceptional items/ Average Net Worth)	%	9.26	9.13	9.95	3.77	6.13	4.59	7.09	14.27	16.38	16.22
ROAE (Net Profit/ Average Net Worth)	%	8.68	10.77	9.31	3.89	6.13	(19.24)	7.09	14.27	16.38	16.22
Current Ratio	x	2.75	2.27	2.61	2.98	3.45	3.30	2.99	2.30	2.43	2.36
Debt Equity Ratio (Gross)	x	0.36	0.32	0.23	0.42	0.41	0.54	0.46	0.64	0.77	0.74
Long Term Debt Equity Ratio	x	0.21	0.17	0.17	0.26	0.28	0.29	0.38	0.55	0.69	0.62
Dividend per share	Rs.	4.00	4.00	3.75	3.30	3.00	1.00	4.00	5.00	6.75	6.25
Dividend Payout (on Net Profit)	%	24.02	20.58	24.05	45.47	28.88	(2.76)	28.25	17.46	15.55	15.20
EPS (Before exceptional items)	Rs.	20.27	18.59	18.79	7.04	11.44	9.62	15.71	31.49	47.75	41.10
EPS	Rs.	18.99	21.92	17.59	7.26	11.44	(40.29)	15.71	31.49	47.75	41.10
CEPS (Before deferred tax & exceptional items)	Rs.	33.41	33.19	34.98	23.59	23.65	21.73	29.16	44.42	63.27	53.72
CEPS	Rs.	32.13	36.52	33.78	23.82	23.65	(28.18)	29.16	44.42	63.27	53.72
Book Value per share	Rs.	226	212	196	182	191	183	209	234	312	271
No. of Equity Shareholders	Numbers	94,137	102,488	117,869	124,153	127,257	133,805	155,558	160,539	167,908	174,676
Closing Market Price	Rs.	399.25	188.95	75.30	71.75	80.35	55.00	81.55	179.10	293.00	465.00
Market Capitalization	Rs. in Crores	2,391	1,131	451	430	481	329	550	1,209	1,318	2,090
Price /EPS Ratio	x	19.70	10.16	4.01	10.20	7.02	5.72	5.19	5.69	6.14	11.31
Price /Book Value Ratio	x	1.77	0.89	0.39	0.39	0.42	0.30	0.39	0.77	0.94	1.71
Exports (FOB)	Rs. in Crores	447.37	383.54	372.76	388.27	397.32	296.00	287.92	297.21	212.79	170.27
Capital Expenditure	Rs. in Crores	153.66	147.61	33.02	38.90	23.74	185.26	88.73	244.31	313.70	437.11

FINANCIAL HIGHLIGHTS - CONSOLIDATED

PROFIT & LOSS ACCOUNT (Rs. in Crores)

	Units	2004-05	2003-04	2002-03	2001-02
NET SALES					
Garments		472.40	391.68	326.07	381.57
Rayon Yarn (Including Caustic & Allied Chemicals)		352.00	335.17	338.01	265.94
Carbon Black		467.25	340.30	327.84	322.75
Insulators		184.53	154.35	130.57	211.25
Textiles (Spun Yarn & Fabrics)		459.02	397.88	348.40	328.51
Software (w.e.f. 24th Oct., 2001)		82.13	86.01	71.28	37.70
Life Insurance		956.19	545.26	151.01	27.66
Telecom (w.e.f. 1st April, 2002)		97.28	55.56	39.04	-
BPO (w.e.f. 1st July, 2003)		108.23	57.28	-	-
Others		13.70	47.73	49.67	54.41
Elimination		(3.47)	(6.98)	(9.91)	(12.04)
Total Net Sales		3,189.26	2,404.25	1,771.98	1,617.75
PBIT		131.15	77.32	90.09	75.29
Interest Payment (Net)		37.09	32.36	40.75	48.68
Profit before Exceptional Items and Tax		94.06	44.97	49.34	26.61
Exceptional Items Gain/ (Loss)		(7.58)	17.26	1.20	1.33
Profit after Exceptional Items		86.48	62.23	50.54	27.94
Provision for Tax		43.84	49.34	37.88	32.07
Net Profit Before Minority Interest		42.64	12.89	12.67	(4.13)
Minority Interest		(16.00)	(20.21)	(24.02)	(14.16)
Net Profit		58.64	33.11	36.68	10.03

BALANCE SHEET (Rs. in Crores)

	Units	2004-05	2003-04	2002-03	2001-02
Net Fixed Assets		1,110.06	993.63	949.11	891.90
Goodwill On Consolidation		185.24	153.84	104.85	81.14
Investments					
Insurance (Shareholder's & Policyholders' Investments)		1,333.04	639.90	174.16	28.64
Others		135.59	236.43	168.37	306.61
Total Investments		1,468.63	876.33	342.53	335.25
Net Current Assets		477.69	339.27	365.20	427.22
Misc. Expenditure		-	3.03	8.37	10.81
Capital Employed		3,241.62	2,366.09	1,770.06	1,746.32
Net Worth represented by:-					
Share Capital					
Equity Share Capital		59.88	59.88	59.88	59.88
Preference Share Capital		20.70	20.70	16.07	-
Total Share Capital		80.58	80.58	75.95	59.88
Reserves & Surplus		1,034.06	1,002.75	999.52	994.72
Net Worth		1,114.64	1,083.33	1,075.46	1,054.60
Policyholders Fund		1,212.28	539.07	110.14	19.81
Loan Fund					
Secured fund		699.25	551.15	372.23	498.67
Unsecured fund		62.16	37.16	64.47	34.63
Total Loan Funds		761.41	588.31	436.70	533.30
Minority Interest		27.63	27.79	19.40	37.41
Deferred Tax		125.66	127.60	128.35	101.20
Capital Employed		3,241.62	2,366.09	1,770.06	1,746.32
RATIOS & STATISTICS					
Operating Margin	%	8.20	8.49	11.21	9.95
Net Margin *	%	2.08	0.66	2.00	0.54
Net Sales / Total Assets	x	0.98	1.02	1.00	0.93
Debt Equity Ratio (Gross)	x	0.68	0.54	0.41	0.51
Interest Cover (EBITDA/Net Interest)	x	7.05	6.31	4.87	3.31
ROACE (PBIT/ Average Capital Employed) *	%	4.68	3.74	5.12	8.62
ROAE (Net Profit / Average Net Worth) *	%	6.03	1.47	3.33	0.81
ROAE (Net Profit/ Average Net Worth)	%	5.34	3.07	3.44	0.93
EPS	Rs.	9.79	5.53	6.13	1.68

* Before Exceptional Items


Sources of Total Revenue (Rs. 2000 Crores)
Other Income 12
(1%)
Export Turnover 475
(24%)
Domestic Turnover
1513 (75%)


Distribution of Total Revenue (Rs. 2000 Crores)
Dividend 24
(1%)
Retained Earnings 86
(4%)
Interest 19
(1%)
Taxes & Duties 179
(9%)
Depreciation/
Amortisation 81
(4%)
Operating & Other
expenses 492
(25%)
Staff Cost 135
(7%)
Materials 985
(49%)

QUARTERLY HIGHLIGHTS - FY 2005

(Rs. in Crores)

PARTICULARS	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	FY 2005
Gross Sales	450.46	496.38	524.94	516.04	1,987.82
Excise Duty	35.17	31.30	31.63	29.10	127.20
Net Sales	**415.29**	**465.08**	**493.31**	**486.94**	**1,860.62**
Operating Expenses	362.01	403.14	422.13	419.40	1,606.67
Operating Profit	**53.29**	**61.95**	**71.18**	**67.54**	**253.95**
Other Income	1.35	4.36	1.71	2.65	10.07
Interest Payment (Net)	4.03	4.56	4.49	5.52	18.60
Gross Profit	**50.61**	**61.75**	**68.40**	**64.67**	**245.42**
Depreciation / Amortisation	19.66	19.82	20.58	20.63	80.69
Profit before Exceptional Items and Tax	**30.95**	**41.93**	**47.82**	**44.04**	**164.73**
Exceptional Items Gain / (Loss)	4.16	(7.16)	(3.76)	(0.89)	(7.65)
Profit After Exceptional Items	**35.10**	**34.77**	**44.06**	**43.15**	**157.08**
Provision for Current Tax	10.48	11.57	14.47	8.83	45.35
Provision for Deferred Tax	3.75	(1.47)	0.94	(5.21)	(1.99)
Net Profit	**20.87**	**24.67**	**28.65**	**39.53**	**113.72**
Operating Margin (%)	12.83	13.32	14.43	13.87	13.65
Gross Profit Margin (%)	12.19	13.28	13.87	13.28	13.19
Net Margin before exceptional items (%)	7.45	9.01	9.69	9.04	8.85
EPS (Before exceptional items) Annualised (Rs.)	13.94	16.48	19.14	26.41	75.97
CEPS (Before deferred tax & exceptional items) Annualised (Rs.)	33.60	43.59	47.10	48.99	173.28



Net Sales
Rs. in Crores
500
400
300
200
100
0
415
465
493
487
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05



Operating Profit
Rs. in Crores
80
70
60
50
40
30
20
10
0
53
62
71
68
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

It was yet another satisfactory year for your company. Amidst a challenging business environment, your company has reported improved volumes, higher revenues and a modest growth in pre-tax profits. This is significant considering the mixed macro trends that characterised the year. Despite the economy's growth momentum, the agricultural sector had a set back, which affected the rural sector demand. On the other hand, soaring oil prices, the weakening of the US Dollar and a strong global rally in the commodity prices led to the hardening of input prices and exerted pressure on exports as well as profitability margins across businesses.

Notwithstanding, your company achieved a 18% year-on-year growth in revenues, and sustained operating profits at Rs.264 crores. A marginal fall in interest charges and flat depreciation, has enabled a modest growth in pre-tax profits (before exceptional items) at Rs.165 crores. Though the tax outflows have been lower, the Company's net profit at Rs. 113 Crores reflect a 13% fall vis-à-vis the earlier year due to an exceptional loss of Rs. 7.6 Crores (against an exceptional gain of Rs. 20 Crores last year).

KEY BUSINESS HIGHLIGHTS

Garments have benefited from a richer and an innovative product mix. Retail expansion has been a thrust area with a simultaneous focus on controlled retail space.

In VFY, the expansion of 1,000 TPA CSY capacity has been stabilised. The revised work norms pursuant to a long-term settlement with workers has been concluded. This will lead to a 35% productivity improvement.

In Carbon Black, your Company has augmented its capacity by 10,000 TPA through de-bottlenecking, in addition to the 40,000 TPA commissioned last year. Through these expanded volumes, the division has been able to penetrate deeper into the neighbouring Asian countries, after catering to the increased domestic demand.

Textiles division has bettered its performance on the back of the accomplishments of Linen Fabric and Flax Yarn.

INDIAN RAYON'S STANDALONE PERFORMANCE

Revenue



1577.4
1860.6
18%
FY 04
FY 05

Operating Profit



263.3
264.0
FY 04
FY 05

On a stand-alone basis, your Company has posted an impressive revenue growth of 18% at Rs.1,860.6 Cores vis-à-vis Rs.1577.4 Crores in the previous year. Operating profits is flat at Rs. 264.0 Crores.

The details of individual business performance are highlighted in subsequent paragraphs.

SEGMENTAL ANALYSIS

GARMENTS

Rs. Crores

	2004-05	2003-04
Volumes (Lac Pieces)	83.3	75.5
Net Turnover	472.4	391.7
Operating Profit before Advertisement and Royalty	83.8	67.9
Advertisement Expenses	44.6	39.5
Royalty Expenses	–	5.5
Operating Profit	39.2	23.0
PBIT	13.0	(1.8)
Capital Employed	252.2	242.2
ROCE (%)	5%	-1%


21%


70%

Overall improved performance and sustained market leadership through differentiation and innovation

All the Madura Garment's brands continue to maintain market leadership in their respective segments and have registered profitable growth. Favorable consumer sentiments, consequent to the overall improvement in the economy, spurred growth. However, intense competition from both international and domestic brands persisted. Two of the power brands – Louis Philippe in the fashion segment and Peter England in the popular segment have crossed the Rs. 100 Crore revenue mark. These have become the first Indian brands to reach this milestone.

Brands strengthened through successful extensions and innovations

The "Fashion Brands" of the Company viz. Louise Philipe, Van Heusen and Allen Solly maintained their market leadership. "Made to measure" suits introduced in Louis Philippe received an encouraging customer response. The product categories were extended by launching Innerwear both under the Van Heusen and Peter England labels.

The launch of innovative merchandise every season coupled with novel communication campaigns to build lifestyle brands has resulted in an overall upsurge in the brand velocity. Innovation by leveraging of technology in product development has been another focus area of your Company. Some of the examples are "Cool Pants" and "Intelligent Clothing" which were introduced under Van Heusen.

Peter England, in the popular segment, has been revived with the turnaround strategy yielding positive results. The brand has bounced back with a healthy growth in volumes, as the market has responded well to the lowering of price point through product innovation. Suits, added in the Peter England portfolio, have met with a successful response.

Strong brand equity ratified by various awards

The division was adjudged "The Best Apparel Company of the Year" at the Images Fashion Award for the second consecutive year. Other accolades received include "Allen Solly – Best Trouser Brand of the Year" and "Allen Solly Women's Wear – The Best Women's Wear Brand of the Year". Louis Philippe and Allen Solley have been recognized amongst the top 100 Super brands.

Retail presence fortified further

In an evolving retail environment, it has become imperative to manage the retail network, as consumers demand a complete shopping experience. So, your Company worked proactively to add significant retail space during the year. To provide the customers with international quality shopping experience, it has improved the retail operational efficiency as well as the quality of retailing experience across its brand outlets. .

Revenue growth with higher volumes and improved product mix

Through a slew of initiatives in each segment and significant improvement in merchandise and product development, volumes for the year have risen by 10% at 83.3 lakh pieces. This has resulted in a 21% rise in revenues at Rs.472.4 Crores, driven primarily by higher volumes, larger share of value added products, and enhanced branded exports.

Contract exports have remained flat due to the US embargo (quantity restrictions) during the 3rd quarter. The appreciation of the rupee and reduction in export incentive have stunted growth in this sector.

Profitability jumps on the wings of richer product mix and better merchandise management

Operating profits (before advertisements and royalty) have surged by 23% to Rs.83.8 Crores from Rs. 67.9 Crores in the previous year due to higher volumes, a richer product mix and better merchandise management. Focused efforts on optimization of inventory to control discount and dormancy have bolstered it.

Your Company acquired trademark/brand rights along with technology in the last year. Consequently, no royalty/ commission has been paid during the year against Rs.5.5 Crores paid for part of the previous year.

With effective media planning and buying, advertisement expenses have been contained at 9% of the revenue as compared to 10% in the previous year. This was despite the exciting new campaigns released to sustain the brand leadership and new showrooms opening. Operating profit after advertisement costs and royalty has grown to Rs.39.2 Crores from Rs.23 Crores.

Sector Outlook is positive but stiff competition will continue

The long-term outlook is positive with marked preference for readymade garments and industry efforts to grow the market. The branded apparel segment is slated to grow at a fast pace aided by retail mall expansion, though competition will intensify with the entry of global brands and new players such as in-store brands and regional brands.

Garment business to target profitable growth

To maintain its leadership position and increase the market share the business has clear strategy:

- The fashion brands are being converted from "Wardrobe Brand" into "Lifestyle brand" by constantly enriching the product mix through introduction of new product categories and accessories.
- Peter England is being reinforced as a mega brand. Its reach will be expanded to the masses and supply chain management will be improved to strengthen the product supply.
- The prime focus remains on expanding the retail reach with simultaneous thrust on increasing controlled retail space and to achieve this, aggressive expansion plans in both Malls and High Streets have been inked.
- On the Contract exports front, the business will leverage its design and delivery capability to garner larger pie.
- Simultaneously, it is focusing on cost efficiencies through efficient management of discounting and outsourcing. It will continue to optimize the Ad spend.

As a result of these initiatives the company is confident of maintaining its leadership position in the business.

VISCOSE FILAMENT YARN (VFY)

Rs. Crores

	2004-05	2003-04
Installed Capacity (TPA)	16,000	15,000
Effective Capacity (TPA)	15,500	15,000
Production (Tonnes)	16,420	16,060
Sales Volumes (Tonnes)	16,445	15,694
VFY Net Realisation (Rs./Kg)	152	167
Net Turnover	352.0	335.2
- VFY	250.5	261.9
- Chemicals	101.5	73.3
Operating Profits	87.6	99.4
PBIT	66.3	77.9
Capital Employed	318.6	264.4
ROCE (%)	21%	29%


5%


5%


15%

Satisfactory performance amidst difficult market conditions

The Rayon Division performed satisfactorily amidst difficult market conditions. The pressure to liquidate accumulated stocks of the previous year and cheaper imports from China led to the fall in realisations, which declined by 9% year on year to Rs. 152 per Kg. However, with the rise in domestic demand, the industry was successful in bringing down the inventory levels to 36 days, from a peak of 60 days, by the year-end.

The Division outperformed its peers through aggressive and proactive marketing efforts to reduce its inventory to 24 days as against 36 days held by the Industry.

Your Company has expanded its capacity by 1,000 TPA CSY (commissioned in Sep-04, and now fully stabilised). Sales volumes thus rose by 751 MT to 16,445 MT. The increase in volume was also aided by the 106% utilisation of the expanded capacity.

Revenues at Rs. 352 Crores were sustained on the back of better performance of the Chemicals business. The Chemicals business posted strong results with a 38% increase in revenues at Rs. 101.5 Crores, gaining from an improvement in realisations as well as volumes.

Operating profits fall contained by operational efficiency and better working of Caustic Soda Plant

Operating profits at Rs. 87.6 Crores were lower by 12% over the previous year on account of lower realisations and a rise in Wood Pulp and Coal prices.

The impact of lower realisation and higher raw material cost could only be partially offset by increased operational efficiency and improved productivity through rationalisation of work norms. This was supported well by higher capacity utilisation of Caustic soda plant and improved ECU realisations. The business has also rationalised its workforce by giving VRS to 500 workers at a one time cost of Rs. 9.5 Crores. The full benefit of the VRS will accrue from next fiscal.

Sector Outlook-Demand recovery to sustain

The demand recovery should sustain, as domestic demand is increasing post WTO with the rise in the exports of apparels. Realisations too appear to have bottomed out. The Association of Man-Made Fibre Industry of India through its members is taking steps to prevent unregulated dumping of the products from China.

VFY business's strategic initiatives to meet the challenges

Your Company has worked out a strategic road-map towards sustaining volumes and improving realisations. It is working with VFY end-users to improve their quality and productivity. It is also focusing on technological improvement to further improve quality. These efforts will provide superior customer value and help fetch a premium on its products.

The benefit of the CSY capacity commissioning in Sep-04 has been only partial. Its full benefit will be seen in the next fiscal. The gains of productivity improvements through rationalisation of work norms during the year will accrue in the ensuing year.

To grab the opportunity arising from buoyant Chlor-alkali segment, your Company is expanding its capacity of Caustic Soda by 85 TPD in two phases. With this, the capacity of Caustic soda will touch 200 TPD. This will also help in leveraging the locational advantage and sweating of assets. Further, to reduce the power cost it has initiated work on setting up a 20 MW captive power plant.

CARBON BLACK

Rs. Crores

	2004-05	2003-04
Installed Capacity (TPA)	170,000	160,000
Effective Capacity (TPA)	161,500	118,333
Production (Tonnes)	164,025	118,707
Sales Volumes (Tonnes)	165,095	118,182
Realisation (Rs./ton)	28,302	28,795
Net Turnover	**467.2**	**340.3**
Operating Profits	**77.2**	**79.6**
PBIT	60.3	64.7
Capital Employed	371.9	333.0
ROCE (%)	16%	19%


38%


27%

Enhanced capacity boosts overall performance

The Carbon Black business has clocked in an overall satisfactory performance boosted by robust demand from the auto and tyre sector, which have maintained momentum by registering a growth of 16% year-on-year. However the business environment remained tough. With the feedstock prices and the sea freight soaring to peak levels, margins have come under a lot of pressure.

Revenue growth led by Sales Volume

Your Company had expanded its capacity by 40,000 TPA in Mar-04. This has fully stabilized and another 10,000 TPA has been added during the year through de-bottlenecking. The higher production has been utilized to capture the growing South East Asian markets while maintaining the domestic market share. The exports share in volumes increased from 40% to 48% during the fiscal ended March 31, 2005. As a result, volumes have risen by 40% to 165,095 TPA. Sales volumes exceeded production by 1,070 tons thus reinforcing the belief on the positive sector outlook further.

However, the realizations were impaired because of change in the market mix and the removal of the 5% duty differential between the Carbon Black and the feedstock, affecting the domestic realization as import price parity is maintained in the market.

Revenues rose by 37% to Rs.467.2 Crores as against Rs.340.3 Crores last year, backed by the higher volumes.

Operating Profits

Operating profits at Rs.77.2 Crores is down by 3% vis-à-vis Rs.79.6 Crores in the previous year. As volatile oil prices have moved northward, CBFS followed the trend. CBFS cost has mounted by 6% since the last year. Abnormally high sea freight has impacted further. Higher feedstock prices coupled with lower realization have led to a fall in the operating margins, which declined from 23% to 17%. The pass on of the high feedstock cost with the time lag will help in improving realizations, which will add directly to the margins eventually.

Demand outlook remains strong

The overall outlook for the sector is positive as the Auto and Tyre industry continue their upward swing, spurred by the robust economic growth.

Carbon Black business to capitalize on volume driven growth

Riding on the wave of auto and tyre sector growth, your Company has initiated work on the brown-field expansion to add 50,000 TPA capacity at Chennai.

The benefit of economies of scale should yield operational efficiencies and a more competitive cost structure. The locational advantage of the Chennai plant and export seeding efforts in the current year will also fuel the Division's fortunes.

Your Company will remain focused on optimizing the input material cost proactively. It is also working with major tyre players to reduce the impact of rising CBFS prices.

Your Company is amongst the lowest cost producers in India. A simultaneous focus on R&D to produce value added grades will help leverage the Birla Carbon brand and expand markets.

TEXTILES

Rs. Crores

	2004-05	2003-04
Net Turnover	456.1	397.0
Operating Profits	33.3	23.8
PBIT	19.8	6.6
Capital Employed	211.3	153.4
ROCE (%)	9%	4%


15%


202%

Significant growth registered

The Textiles business has shown a significantly improved performance across its entire segment by positioning itself as a niche player. After long stints of tough years, the textile division has been able to post a strong growth both in terms of top line and bottom line.

Demand has improved across its entire segment. The Linen Fabric under the Linen Club brand has registered notable growth. A growing awareness and usage has resulted in a surge in demand. Your Company has worked with the leading apparel companies to promote the use of Linen. The loom capacity has been raised by adding 20 looms which produce 1,15,000 Mtrs of fabric per month. Additionally, it has upgraded the technology to enhance quality and customer pull.

Worsted volumes built up from 4302 tonnes to 4383 tonnes. Flax yarn also rose by 56% from 1041 tonnes to 1623 tonnes. Synthetic yarn volume increased from 10,676 tonnes to 11425 tonnes. Total sales revenue has increased by 15% to Rs.456.1 Crores.

Improved Operating Profits

Operating profits rose by 40% to Rs. 33.3 Crores against Rs.23.8 Crores in the previous year, due to higher productivity and improved operational efficiency. The move towards value added and speciality yarns have reaped rich benefits.

In the Flax yarn segment, there has been a growth in demand and margins are better. The retailing initiative for Linen Fabric has also yielded a positive result.

Outlook for Indian Rayon's Textile Division

The year ahead seems to be good with the boost given to the textile sector and the encouraging environment post WTO. The Company's strategy will be to promote Linen fabric as a regular wear by focusing on quality of comfort and wider availability across retail chains.

In the worsted segment your company is doubling the wool combing capacity to 8,000 TPA, to be commissioned by June-05. The synthetic yarn facility is being converted into a specialty yarn export oriented unit (EOU). It will concentrate on niche segment to improve margins

INSULATORS DOMESTIC MARKETING

In the domestic market, the division's revenues stood at Rs. 100.1 Crores, inclusive of income received from Birla NGK Insulators Pvt. Ltd (JV) for the domestic consignment directly shipped to customers. Margins have been impacted due to higher input costs, but the division's PBIT is maintained at Rs. 21.6 Crores against Rs. 21.4 crores in the previous year. The performance of the division is linked to better product availability from the JV and domestic demand. The outlook for the business is positive with power sector reforms and demand in the transmission and distribution segment.

SUBSIDIARY AND JOINT VENTURE COMPANIES

SUBSIDIARY COMPANIES

Birla Sun Life Insurance Company Limited

Rs. Crores

	2004-05	2003-04	
New Business-Annualized Premium			
Individual Business	521.5	299.5	
Group business	86.0	163.0	
Total New Business	**607.5**	**462.6**	31%
Premium Income			
First Year Premium	593.0	426.5	39%
Renewal Premium	294.0	87.7	
Single Premium	28.0	23.3	
Total Premium Income	**915.0**	**537.5**	70%
PBIT/PBT	(60.6)	(77.7)	
Share Capital	350.0	290.0	

Maintained superior growth and increasing market share in a rapidly growing business

Birla Sun Life Insurance (BSLI) has had another year of strong performance and growth. The new business annualized premium grew by 31% to Rs. 607.4 Crores. Individual Life business has been the growth driver, registering an impressive growth of 74%. BSLI also has the highest average per policy premium in the Industry. The average annualized premium grew by 44% to Rs. 34,550. As a result, BSLI has recorded a jump of 70% in premium Income to Rs. 915.5 Crores. The number of policies issued during the year also increased by 28% year-on-year to 198,281 policies.

The business continues to retain the number two position amongst private life insurance companies with 10% credit to single premium policy in line with international practice. Life Insurance Corporation's market share has reduced from 84% to 78% as at March end. The remainder is distributed amongst 13 private players. The Company has increased its market share from 1.75% to 3.3% of the total market.

The Company has pioneered the unit-linked segment and holds a commendable position. The company had launched 'Classic Life' in the previous year, which has met with the great success. Building upon the success of Classic Life, the Company is in the process of launching similar products. BSLI has become the first insurance company to launch a product "Woman First" designed especially for women. It has also revised its pension product and initiated a Credit Guard Plan.

The Company has spawned innovative distribution strategies like alternate channels and bancassurance. It has also developed prolific products like the unit linked products in India.

The Company has strengthened its reach by opening 11 more branches, taking the total number to 44 branches covering 30 cities with 9468 high productive agents on board. It has also tied up with 114 corporate agents, banks and brokers.

BSLI has won many accolades during the year. It was awarded as the "Best Private Life Insurance Company, 2004" by Outlook Money. It has also been ranked 23rd in the "Best Employers Survey" and among the Top 25 in "Best Places to Work"

The profitability of the Life Insurance business is in line with plan despite higher than expected growth recorded. It has increased its share capital from Rs. 290 Crores in the previous year to Rs 350 Crores. Accordingly Indian Rayon's contribution has gone up from Rs. 44.4 Crores to Rs. 260.5 Crores and it holds 74% equity.

Encouraging sector outlook

The insurance business is poised to grow. With the very low penetration level of 2.3% of GDP as compared to world average of 4.5% of GDP, the insurance sector certainly has vast potential in India. To capitalize on the emerging opportunity BSLI will focus on a three-pronged strategy

- To further add 11 branches in FY 2006 and a greater number of productive agents to reach the masses.
- To focus on ULIPs and introduce innovative products inline with the market.
- By earning the trust of its customers through
    - Superior returns with transparency. In its effort to provide this, BSLI has launched Life Insurance Benchmark Indices for returns in association with Crisil
    - Push on value building growth by providing premium services to customer
    - Process improvement through efficient policy administration.



ADITYA BIRLA GROUP
STYLE BEYOND FASHION
LINEN CLUB FABRICS®
FASHIONING THE HIGH LIFE
Rohit Bal wears a yellow striped linen kurta with a saffron trim and linen cargos designed by him using 100% natural Linen Club Fabrics.
megaminds : ir : 04_05



It feels like cotton.

It drapes like wool.

It sheaths and clings like satin.

It has the lustre and feel of silk.

Fashion pundits swear by it.

It is the soul of haute couture.

It is a viscose filament yarn

like no other in the world.

It is Ray One.

RAY ONE

QUALITY THE WORLD PREFERS

PSI Data Systems

Rs. Crores

	2004-04	2003-04
Software Revenue	77.7	76.9
Hardware Revenue	4.4	9.1
Total Revenue	**82.1**	**86.0**
Gross Margin	29.5	22.7
SG&A	27.7	29.4
PBDIT	1.8	(6.7)
PAT	**(2.6)**	**(20.9)**
Capital Employed	19.7	25.3
IRIL Equity Investment	100.3	100.3

88%

Business turns EBITDA positive

PSI Data Systems Limited has turned EBITDA positive and sharply reduced losses despite flat revenues, a manifestation of the exercise initiated in the earlier year to de-emphasize non-strategic lines of business and to bring focus and best in breed quality as a solution provider to its clients. The focused area continued to be in Banking, Insurance and Financial services.

Software revenues have increased marginally to Rs.77.7 Crores. 68% of the company's revenues came from North America and Europe. The company has also been successful in increasing the high margin offshore business to 31% as compared to the 20% in the previous year. Its manpower utilization for the full year is at 75%, which is in line with the industry.

As a result, the company's consolidated net losses have been curtailed at Rs.2.6 crores against a loss of Rs.20.9 crores in the previous year. The significant reduction of losses and changed to EBITDA positive validates the belief that the business model is transforming.

The overall outlook for the business is positive with the Indian IT industry regaining momentum on the back of global recovery, and off-shoring becoming mainstream. PSI Data Systems is well positioned to grow, with its initiatives for revenue enhancement and paring costs already yielding results. Towards this end, delivery capabilities are being sharpened further with differentiation in service offering. The company's attention to high growth Banking, Financial Services and Insurance vertical, increasing order flow for off-shore business, and strengthening relationships with strategic clients will help it grow further. With improving business conditions and its strategic initiatives, PSI is poised to deliver better performance in the ensuing year. PSI Data Systems has been ranked 17th in the "Best Employers Survey"

TransWorks

Rs. Crores

	2004-05	2003-04
No of Op Seats	1,656	1,005
No of Employees	3,235	1,846
Voice	87.6	57.3
Non-Voice	20.7	12.2
Revenue	**108.2**	**69.4**
PBDIT	14.2	2.9
PAT	**1.0**	**(4.1)**
Capital Employed	61.5	53.8
IRIL investment	68.8	68.8

56%

125%

Impressive overall performance

TransWork's performance has been impressive during the year. The company has added 850 seats, and has improved capacity utilization. It has also added 6 new clients during the current fiscal while ramping up business from existing clients. Currently, it has 8 clients with $ 1 million annual revenues. As a result, revenues have jumped 56% from Rs. 69.4 crores to Rs. 108.2 Crores and with a net profit of Rs. 1.0 Crores.

The ITES/BPO sector is among the fastest growing industry in India. TransWorks is well positioned to maintain a profitable growth momentum and is committed to increase its share in the industry going forward. The Company will continue to focus on meeting customer's expectations with execution excellence.

TransWorks has a well crafted strategy to exploit the momentum. It seeks to constantly raise the bar on delivery capability, improve asset utilisation, and maintained a mix of BPO and non-BPO programmes. The company seeks to deepen relationships with its existing very high quality client, and adding new clients in a programmed manner.

TransWorks has added 1,389 employees during the year taking the total strength to 3,235.An addition of 450 seats has been planned for the ensuing year scouting value enhancing inorganic opportunities.

JOINT VENTURE COMPANIES

BIRLA NGK Insulators Private Limited

Rs. Crores

	2004-05	2003-04
Production (Tons)	25,469	24,048
Sales Volumes (tons)	24,412	24,967
Revenue	168.8	163.7
PBDIT	(15.6)	(10.6)
PAT	**(25.3)**	**(14.2)**
Capital Employed	179.2	152.9
IRIL Equity Investment	12.5	12.5


-79%

This joint venture Company is in the process of implementing processes for yield and quality improvement to international standards. Substantial gains have accrued in terms of raising the quality of products to International Electro Chemical (IEC) standards, which while impacting yield in the initial stage, shall stabilize over the current year. New capacity of 8,000 tonnes has been commissioned in Dec-04 and is in the process of stabilisation. Its full benefit would start accruing from the coming year.

The revenue income of the Company stood at Rs.168.8 Crores against Rs.163.7 Crores in the previous year. Sales volumes were 24,412 tonnes and production was 25469 tons. Operating losses were Rs.15.6 Crores due to higher input costs and higher cost of quality due to higher rejections and overheads.

It may be recalled that as per the JV agreement, domestic marketing rights have been retained with Indian Rayon while Export rights are vested with NGK Insulators, Japan.

Outlook for Insulator Business

The domestic market will benefit from the power sector reforms and the resultant surge in transmission and distribution activities. The overseas market is also providing an opportunity for exports in transmission and distribution segment for new lines in developing countries and up-gradation in developed countries.

This business shall gain from the enhanced capability of the company to supply international quality products. The benefit of higher volumes will accrue from better yield and capacity addition. Increasing the share of value added products and its cost competitiveness will be advantageous for the Company.

Idea Cellular Limited

The company's revenues have risen significantly by 75% to Rs. 2270.4 Crores from Rs. 1296.7 Crores in the previous year. The Company has turned positive by posting a net profit of Rs. 74.14 Crores against the net loss of Rs. 236.4 Crores.

FINANCIAL REVIEW AND ANALYSIS — INDIAN RAYON STANDALONE

Rs. Crores

	2004-05	2003-04
Net Sales	**1,860.6**	**1,577.4**
Other Income	10.1	14.3
Operating Profit (PBIT)	**264.0**	**257.8**
Net Interest	18.6	14.8
Depreciation	80.7	81.5
Profit Before Tax and Exceptional Items	**164.7**	**161.5**
Exceptional Items	(7.6)	20.0
Profit after Exceptional Items	**157.1**	**181.5**
Provision for Current Tax	45.4	44.3
Provision for Deferred Tax	(2.0)	5.9
Net Profit	**113.7**	**131.3**


18%
2%
2%
-13%

Segmental Revenue


Insulator 5%
Others 1%
VFY 19%
Textiles 25%
Carbon Black 25%
Garments 25%
FY 2005

Segmental Operating Profit


Insulator 8%
Others 2%
VFY 33%
Textiles 13%
Carbon Black 29%
Garments 15%
FY 2005

While Garments, Textiles and Insulators grew in revenues with a richer product mix and value added products, VFY and Carbon Black revenues rose on the back of higher volumes. Garments, Carbon Black and Textiles have contributed equally to the revenue.

Even as VFY and Carbon Black continue to be significant contributors to the company's profitability, the improving performance of Garments and Textiles business has further strengthened the company's profitability.

Interest

Interest expenses are lower by 5% to Rs.22.9 Crores due to repayment of loans and better working capital management. Your company has leveraged the low interest rates prevailing in the markets.

Interest income has come down to Rs.4.3 Crores against Rs9.2 Crores in previous year. This has been on account of use of surplus funds for meeting working capital and capex requirements.

Depreciation

Depreciation is lower at Rs.80.7 Crores against Rs. 81.5 Crores in the previous year. In the previous year, the Company had provided an additional depreciation of Rs. 6.2 Crores, pursuant to change in accounting policy. However, full year depreciation has been charged on 40,000 TPA Carbon Black Plant capitalised in March, 2004.

Exceptional Items

Rs. Crores

	2004-05	2003-04
- VRS at Rayon Division	(9.5)	—
- Sale of Global Export Division	4.0	—
- Profit/(Loss) on sale of stratgic investment	(2.1)	20.0
Exceptional Items	**(7.6)**	**20.0**

Exceptional items during the year include:

- One time cost of Rs. 9.5 Crores for VRS at Rayon Division to 500 persons
- Gain of Rs. 4.0 Crores on sale of Global Export Division
- Loss of Rs. 2.1 Crores on the sale of its long-term strategic investments against the gain of Rs, 20.0 Crores in the previous year on account of sale of Indo Gulf Fertilizers shares. This has led to untangling of some cross holdings and release of funds to the tune of Rs.13.1 Crores

Provision for Current and Deferred Tax

Provision for Tax is lower at Rs. 43.4 Crores against Rs. 50.2 Crores as the Company has taken Deferred tax credit of Rs. 10.8 crores during the year due to a revision of Corporate tax rate in the Union Budget.

Net Profit



9%
13%
FY 05
FY 04
111
121
131
114
Before Exceptional
After Exceptional

Net profit for the current year is down 14% to Rs. 113.7 Crores as against Rs. 131.3 Crores in the previous year despite better operational performance. The Exceptional loss in the current year against the exceptional profit in previous year has brought down the growth in the net profit. Had these exceptional items not been incurred, the profit (net of tax) would have been higher by Rs. 6.5 Crores (6%) at Rs. 117.9 Crores against Rs. 111.3 Crores in the previous year.

The Company's Earnings Per Share (EPS) is lower at Rs.19 against Rs. 21.9 in the previous year. Cash Earning Per Share (CEPS) is also down at Rs.32.1from Rs.36.5 in FY04.

Dividend

The Board has proposed maintaining the dividend of Rs. 4 per share for the year 2004-05. Besides this, the Company will pay a dividend tax of 14.02%. The total dividend outgo will be Rs. 27.3 crores in the current financial year.

CASH FLOW ANALYSIS

Rs. Crores

	2004-05
SOURCES OF CASH	
Cash flow from operations (Net of Tax)	190.5
Sale of Global Exports Division	5.4
Proceeds from Borrowings	
Long Term Borrowings (Net)	73.8
Short Term Borrowings	14.3
TOTAL	284.0
USES OF CASH	
Net Capital Expenditure	151.0
Long-Term Strategic Investments (Net)	38.8
Increase/(Decrease) in Working Capital	148.4
Dividend Paid (for the year 2003-2004)	27.1
Increase/(Decrease) in Cash and Cash Equivalents	(81.4)
TOTAL	284.0

Sources of Cash

Operating cash flow

Operating cash flow for the year is Rs. 190.5 crores. VFY and Carbon Black remain the main contributors to the operating cash flows.

During the year, the company sold its Global Export Division for Rs. 5.4 Crores at an exceptional gain of Rs. 4.0 Crores.

Proceeds from Borrowings

Your Company has secured Rs. 22.5 Crores by way of external commercial borrowings. A sum of Rs. 50.0 crores was raised as Term Loan under Technology Upgradation Fund (TUF) scheme of the Government of India. Deferred Sales Tax loans have escalated by Rs. 13.0 Crores.

An FCNRB loan of Rs. 9.1 Crores has been repaid during the year.

Uses of Cash

Net Capital Expenditure

This comprises of major expenses-incurred at:

- Rayon Division: The Company invested a sum of Rs.28.0 Crores for setting up 1,000 TPA CSY plant. Further, Capex is being invested on 20 MW captive power plants and the addition of 85 TPD caustic soda plant.
- Textiles Division: Your Company has added 20 looms (1.15 lac meters per month) for increasing the production capacity of Linen Fabric and investing a sum of Rs. 35.9 Crores for doubling the Wool combing facility.
- Garments business: Aggressive expansion of retail space is underway and part Capex has come this year.
- And on the corporate office, apart from modernisation / routine Capex at various plants.

Long-Term Strategic Investments (Net)

During the year, investment in equity shares comprised of Rs. 44.4 Crores in Birla Sunlife Insurance Company Ltd. The company has liquidated many long-term strategic investments in order to clean the cross holding and has sold investments for Rs. 13.1 Crores.

Increase in Working Capital

The working capital increased by Rs. 153.4 Crores.

Inventories are up by Rs. 78.1 Crores, as Carbon Black inventory went up due to the increased requirement with the expanded capacity

Debtors rose by Rs. 74.5 Crores, with the increase across all business segments given the increase in revenues.

Creditors and other Liabilities have been up marginally from Rs. 251.1 Crores to Rs. 266.5 Crores.

CONSOLIDATED PERFORMANCE

Rs. Crores

	2004-05	2003-04	
Income from Operations	3189.3	2404.3	33%
Operating Profits (PBDIT)	261.4	204.2	28%
Net Profit before Minority Interest	42.8	12.9	
Minority Interest	(15.8)	(20.2)	
Net Profit	58.6	33.1	77%
Capital Employed	1859.3	1667.9	

Indian Rayon posted a strong growth both in Top line and bottom line on a consolidated basis.

Consolidated Revenue



3,189.3
2,404.4
33%
FY 04
FY 05

Consolidated Profit



58.6
33.1
77%
FY 04
FY 05

The consolidated revenue increased by 33% to Rs.3189.3 Crores from Rs.2404.4 Crores in the previous year, led by life insurance business. Your Company's Subsidiaries and JVs contributed 42% to the consolidated revenues. Similarly, the net profit after providing for minority interest has jumped by 77 % to Rs.58.6 crores from Rs.33.1 crores in the previous year.

RISK MANAGEMENT

The Company is exposed to risks from market fluctuations of foreign exchange, interest rate and commodity prices.

FOREIGN EXCHANGE RISK

The company's policy is to hedge its long-term as well as short-term foreign exchange exposures to minimise foreign exchange risk. While long-term foreign currency borrowings are fully hedged, short-term exposures are hedged as per the policy formulated by the Company in this regard. The Company has reported aggregate exports of Rs.447.4 Crores and imports of Rs.578 Crores in FY 2005

INTEREST RATE RISK

The company has a mixed basket of fixed and floating rate borrowings both in rupees and foreign currency. The Company is proactively using derivatives for foreign currency borrowings to hedge interest rate risk and minimize interest cost. In view of prudent and conservative risk mitigating strategy adopted by the Company, it does not perceive interest rate risk as having any material impact on the profitability of the Company.

COMMODITY PRICE RISK

The Company is exposed to the risk of price fluctuation on raw materials as well as finished goods in all its products. These risks are not significant considering the inventory levels and normal correlation in the price of raw materials and finished goods.

RISK ELEMENT IN INDIVIDUAL BUSINESSES

Apart from the risk on account of interest rate, foreign exchange and regulatory changes, various businesses of the Company are exposed to certain operating business risks, which is being effectively monitored and mitigated.

INTERNAL CONTROL SYSTEM

The Company has adequate internal control systems for business processes across various Profit Centres, with regard to efficiency of operations, financial reporting, compliance with applicable laws and regulations, etc. The Internal control system is supplemented by extensive audits conducted by the Corporate Audit Cell. Regular internal audits and checks ensure that responsibilities are executed effectively. The Audit Committee of the Board of Directors actively reviews the adequacy and effectiveness of internal control systems and suggests improvements for strengthening them.

Clearly defined roles and responsibilities down the line for all managerial positions have been institutionalised. The Management Information System (MIS) is the backbone of the Company's control mechanism. All operating parameters are monitored and controlled. Any material change in the business outlook is reported to the Board. Material deviations from the annual planning and budgeting if any are reported on a quarterly basis to the Board. An effective budgetary control on all capital expenditure ensures that actual spending is in line with the capital budget.

HUMAN RESOURCE MANAGEMENT

The Company presently has 7012 employees on its rolls. These are basically its human resource assets and are integral to the Company's ongoing successes. They have played a significant role and enable the company to deliver superior performance year after year. The Company's Human Resource processes have been covered in depth in the Director's Report and the Chairman's letter.

CONCLUSION

Against the backdrop of various initiatives taken and strong performance during the year, Indian Rayon is well on the path to superior performance. The company has strategically moved into various growth businesses. These are supported by traditional businesses that generate strong cash flows to drive growth.

Your Company's strategic thrust continues to be on the all-around growth mode and consolidation across the diversified businesses. As a result of the transformation, the new businesses contribute 53% to its total revenues. The new business impact would be more prominent in the coming years.

The growth outlook for the different businesses of your Company is

- Garment's growth will be driven by retail expansion, positive market sentiments and forward looking initiatives
- VFY will gain from its focus on quality, captive power plant and a buoyant chlor-alkali segment
- Carbon Black will grow with volumes aided by the proposed expansion, though volatile CBFS prices may remain a cause of concern
- Textiles will benefit from its focus on niche areas and the positive textile environment post WTO
- The Insulator JV should contribute positively with the stabilisation of its new kiln and quality efforts
- Life insurance will yield profits from FY 2007 in line with the plan
- IT Services – reinforcement of leadership team and aggressive on marketing will fuel growth.
- BPO is geared to enhance performance by further expansion and new clients addition

The overall forecast for the Company's future is bright.

CAUTIONARY STATEMENT

Statements in this "Management's Discussion and Analysis" describing the company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations.

CORPORATE GOVERNANCE REPORT

Governance Philosophy

The Aditya Birla Group is committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices are a product of self-desire, reflecting the culture of the trusteeship that is deeply ingrained in our value system and reflected in our strategic thought process. At a macro level, our governance philosophy rests on five basic tenets viz., Board accountability to the Company and shareholders, strategic guidance and effective monitoring by the Board, protection of minority interests and rights, equitable treatment of all shareholders as well as superior transparency and timely disclosure.

In line with this philosophy, Indian Rayon And Industries Limited, a flagship of the Aditya Birla Group, is striving for excellence through adoption of best governance and disclosure practices. During the year, the Company has further strengthened the quality of disclosures on the Board composition and its functioning, remunerations paid and level of compliance with various Corporate Governance Codes.

Compliance with Corporate Governance Code

Your company is fully compliant with the requirements of the prevailing and applicable corporate governance codes and is committed to ensuring compliance with any proposals for modifications well ahead of their implementation timelines. Your Company's compliance with requirements are presented in the subsequent sections of this Report.

I. BOARD OF DIRECTORS

- Composition of the Board

Name of Director	*Category*	*No. of Outside Directorship(s) Held*[3]		*No. of Outside Committee Positions Held*[4]	
		Public	*Private*	*Member*	*Chairman/ Chairperson*
Mr. Kumar Mangalam Birla	*Non-Executive*	12	10	1	-
Mrs. Rajashree Birla	*Non-Executive*	6	10	-	-
Mr. H. J. Vaidya	*Independent*	1	-	-	-
Mr. B. L. Shah	*Non-Executive*	4	1	1	-
Mr. P. Murari	*Independent*	11	1	4	3
Mr. B. R. Gupta	*Independent*	5	-	3	1
Ms. Tarjani Vakil	*Independent*	4	1	3	2
Mr. Vikram Rao[1]	*Non-Executive*	-	-	-	-
Mr. S. C. Bhargava[2]	*Independent*	2	-	-	-
Mr. G. P. Gupta[5]	*Independent*	9	-	6	2
Mr. Sanjeev Aga[6]	*Managing Director*	7	2	7	-

1. *Employee of another Company of Aditya Birla Group.*
2. *Joined the Board on 29th April, 2004 as a representative of Life Insurance Corporation Of India, an Investor.*
3. *Excluding Directorship in foreign companies and companies under Section 25 of the Companies Act, 1956.*
4. *Only three Committees viz. Audit Committee, Remuneration Committee and Shareholders'/ Investors' Grievance Committee are considered.*
5. *Joined the Board on 27th April, 2005.*
6. *Appointed as Managing Director w.e.f. 1st May, 2005.*

Notes: 1. Independent director means a director defined as such under Clause 49 of the Listing Agreement.

2. No Director is related to other Directors on the Board, except that Mr. Kumar Mangalam Birla is son of Mrs. Rajashree Birla.

- **Details of Board Meetings and Attendance**

The Board met 4 times during the past year and agenda papers were circulated well in advance of each meeting of the Board of Directors. The working of all units and statements containing the status of the various matters pursuant to Corporate Governance practices, as required by Clause 49 of the Stock Exchange Listing Agreement were placed before the Board.

Date of Board Meeting	City	No.of Directors Present
29th April, 2004	Mumbai	9 out of 9
27th July, 2004	Mumbai	8 out of 10
27th October, 2004	Mumbai	8 out of 9
27th January, 2005	Mumbai	8 out of 9

- **Details of Remuneration to Board of Directors**

All decisions related to the remuneration of the Directors are taken by the Board of Directors of the Company in accordance with shareholders approval, wherever necessary. Details of remuneration to the Directors for the year 2004-05 are as follows:

Name of Director	Commission Payable	Sitting Fees* Paid	No. of Board Meetings		Attended Last AGM@
	(Rs.)	(Rs.)	Held	Attended	
Mr. Kumar Mangalam Birla	56,43,000	80,000	4	4	No
Mrs. Rajashree Birla	94,000	40,000	4	2	No
Mr. H. J. Vaidya	4,05,000	1,20,000	4	4	Yes
Mr. B. L. Shah	2,16,000	1,20,000	4	4	Yes
Mr. P. Murari	2,96,000	1,80,000	4	4	Yes
Mr. B. R. Gupta	2,82,000	1,60,000	4	4	Yes
Ms. Tarjani Vakil	2,82,000	1,60,000	4	4	Yes
Mr. Vikram Rao	1,88,000	80,000	4	4	No
Mr. H.V. Lodha	—	20,000	2#	1	No
Mr. S. C. Bhargava	94,000	40,000	3$	2	No
Mr. G. P. Gupta[1]	N.A.	N.A.	N.A.	N.A.	N.A.
Mr. Sanjeev Aga[2]	N.A.	N.A.	N.A.	N.A.	N.A.

* Sitting fees paid at the rate of Rs.20,000/- per meeting of the Board and/or Board Committee(s).

@ Annual General Meeting held on 30.06.04 at the Registered Office of the Company.

$ Joined the Board on 29th April, 2004.

\# Resigned on 27th October, 2004.

1. Joined the Board on 27th April, 2005.

2. Appointed as Managing Director w.e.f. 1st May, 2005.

Note: Indian Rayon has a policy of not advancing any loans to its Directors, except Executive Directors in the course of normal employment.

II. BOARD COMMITTEES

- **Audit Committee**

Your Company has an Audit Committee at the Board level with the powers and the role that are in accordance with Clause 49 II (C) and (D) of the Listing Agreement. The Committee acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process. The Audit Committee comprises of three Independent Directors as under:-

- *Ms. Tarjani Vakil, Chairperson*
- *Mr. P. Murari, Member*
- *Mr. B.R. Gupta, Member*

During the year under review, the Audit Committee met 4 times to deliberate on various matters and the details of attendance by the Committee Members are as follows:.

Name of Director	*No. of Meetings*	
	Held	*Attended*
Ms. Tarjani Vakil	4	4
Mr. P. Murari	4	4
Mr. B. R. Gupta	4	4

The Statutory and Internal Auditors of the Company are invited to the Audit Committee meetings. Company Secretary of the Company acts as the Secretary of the Committee.

- **Shareholders Committee**

Your Company has an "Investor Relations and Finance Committee" at the Board level to inter alia look into issues relating to Share/Debenture holders, including transfer and transmission of Shares/Debentures, issue of duplicate Share/Debenture certificates, non-receipt of dividend, Annual Report, etc.

The composition of the Committee is as under:

- *Mr. P. Murari, Chairman*
- *Mr. H. J. Vaidya, Member*
- *Mr. B. L. Shah, Member*

The shares of the Company are traded on the stock exchanges only in the dematerialised form and are automatically transferred on delivery in the dematerialised form. As on 31st March, 2005 more than 91% of Company's shares are in the dematerialised form. In addition, to expedite the transfer of shares in the physical segment, Officers of the Company have been authorised to approve transfers of up to 5000 shares and / or debentures under one transfer deed.

Keeping these in mind, during the year under review, the Committee met 2 times and the details of attendance by the Committee Members are as follows-

Name of Director	*No. of Meetings*	
	Held	*Attended*
Mr. P. Murari	2	1
Mr. H. J. Vaidya	2	2
Mr. B. L. Shah	2	2

Mr. Devendra Bhandari, Company Secretary, acts as Secretary to the Committee and also is the Compliance Officer for the Company.

Details of number of shareholders complaints received and cleared, number of pending share transfers and authority for share transfer are highlighted in the Shareholder Information section of this Annual Report.

III. OTHER DISCLOSURES

- Details of related party transactions

  There are no material transactions with related parties that require separate disclosure. A comprehensive list of related party transactions as required by the Accounting Standards (AS) 18 issued by the Institute of Chartered Accountants of India, forms part of Note No. 17 of Schedule 19 to the Accounts in the Annual Report.

- Pecuniary relationship or transactions of the Non-Executive Directors

  There is no material pecuniary transaction with any Non-Executive as well as Independent Directors of the Company that requires a separate disclosure.

- Details on the use of proceeds from public issues, rights issues, preferential issues, etc.

  No funds have been raised through issue of equity or debt in the form of public or rights or preferential issues during the year under review.

- Details of information on appointment of new directors

  A brief resume, nature of expertise in specific functional areas, names of companies in which the perso already holds directorship and membership of committees of Board of Directors forms part of the Notice of the Annual General Meeting, annexed to this Annual Report.

- Details of non-compliance, penalties, strictures imposed on the Company by Stock Exchange or SEBI or any statutory authority on any matter related to capital markets, during the last three years.

  None

- **Means of communication.**

  - Half-yearly report sent to each household of shareholders — Yes
  - Quarterly results

    Which newspapers normally published in

Newspaper	*Cities of Publication*
Business Standard	*Ahmedabad, Bangalore, Chennai, Hyderabad, Kolkata, Mumbai and New Delhi*
Financial Express	*Ahmedabad, Bangalore, Chandigarh, Chennai, Hyderabad, Mumbai, Kochi, Kolkata and New Delhi*

  - Any website, where displayed — www.indianrayon.com www.adityabirla.com
  - Whether it also displays official news releases — Yes
  - Presentations made to investors/analysts: Are they available on the company website — Yes
  - Whether MD&A forms part of the Annual Report — Yes
  - Whether Corporate Governance Report forms Part of the Annual Report — Yes

- General Body Meetings
  - Current AGM : Date, time and venue

Year	Location	Date	Time
2004-05	Regd. Office, Veraval, Gujarat	24th June, 2005	11.30 a.m.

  - Location and time, where last General Meetings held

Year	Type	Location	Date	Time
2003-04	AGM	Regd. Office, Veraval, Gujarat	30th June, 2004	12.00 noon
2002-03	AGM	Regd. Office, Veraval, Gujarat	1st August, 2003	12.00 noon
2002-03	CCM*	Regd. Office, Veraval, Gujarat	28th October, 2002	11.00 a.m.
2001-02	AGM	Regd. Office, Veraval, Gujarat	27th July, 2002	12.00 noon

* *Court Convened Meeting for approval of the demerger of Insulator Business.*

  - Postal Ballot

    Whether special resolutions

    - were put through postal ballot last year? — No
    - Details of voting pattern. — N.A.
    - Person who conducted the postal ballot exercise — N.A.
    - are proposed to be conducted through postal ballot? — Will be done as per law.
    - Procedure for postal ballot — N.A.

IV. NON-MANDATORY RECOMMENDATIONS ALREADY IMPLEMENTED BY THE COMPANY

- The Company follows the practice of sending "Performance Update" consisting of financial and operational performance to the shareholders after announcement of half yearly results.
- Shareholders approval to the resolution(s) is sought by Postal Ballot wherever so required by law.

Even as we in India have made a mark on the globe as a reservoir of intellectual capital, as a nation we are grappling with quality of life challenges. More so in the hinterland where poverty continues to stalk nearly 26 crores of our rural populace. From independence to date we have come a long way and we have to go long way as well. Regrettably our human development index is at an abysmally low - 127.

For over several decades, your company has been engaged in community work, concentrating largely in the rural areas close to your company's plants. Your company's social projects are carried out under the umbrella of the "Aditya Birla Centre for Community Initiatives and Rural development", under the leadership of Mrs Rajashree Birla, your Director. The Centre is the apex body. It provides the strategic direction for the Group's community work, ensuring performance management and measurement of the impact of its initiatives as well.

In working with the communities, we gauge what are their real needs. What we discovered is that people's first need is to have potable water, second - agriculture and ways of sustainable livelihood, third - health care facilities, fourth - education and fifth - infrastructural facilities. So these are our areas of focus. Within it we have prioritized education and water projects.

For the year 2004-05, we have made significant progress as indicated.

Health care

- Conducted 250 medical camps at which over 60,000 villagers were medically examined and those who were afflicted treated for their ailments.
- 3,100 villagers were checked for their eye sight of which 200 senior citizens were provided with intra ocular lens.
- 80 patients diagnosed with tuberculosis were treated and cured.
- In collaboration with the Indian Red Cross Society, blood donation camps were organized at the various plants.
- AIDS awareness camps built greater awareness amongst 6,000 students.
- Homeopathy centres at Rishra and Barasat served over 3,630 members of the underserved communities.
- An Allopathic Health Care Centre at Barasat catered to 1,962 patients while the health care centre at Gummidipoondi benefited 15,300 persons.

Mother and Child Care

- Immunized 95,567 children against polio and 1,046 children for Hepatitis B.
- 1,884 couples have taken to planned families.

Education

- Merit Scholarships earned by 105 students.
- The Ankur Vidyalaya at Rishra provides adult education apart from basic learning to children. Over 240 beneficiaries have enrolled at the school.
- Support to Kamakhya Balak Ashram which shelters 42 orphan children and runs a school for 650 students.
- Infrastructural aid to schools continues.
- The Aditya Junior High School close to Gummidipoondi educates over 150 children.

Sustainable livelihood

- In veternary camps more than 4,430 animals were immunized.
- Water harvesting structures such as hand pumps installation, village tanks, ponds and special enclosures for quenching the thirst of the cattle help nearly 4,000 people.
- To raise ground water levels 14 farm wells have been set up as rain water collection centres.
- A goat rearing scheme for income generation has been initiated. It currently extends to 20 beneficiaries.

Women Self-Help Groups

- Tailoring Training Centres specially catering to widows, single mothers, physically challenged, scheduled castes and other women from the weaker sections of the society, have enabled over 200 women eke a livelihood for themselves.
- Many of them have also been provided sewing machines at subsidized rates.
- 15 self help groups have enabled the empowerment of 271 women through training and income generation.

Social Welfare

- At Veraval at a mass marriage programme 34 schedule caste couples were united.
- Solar cookers have been distributed for to 25 families.

Infrastructure

- A rural road of 9 kms has been built and connected to the main road to facilitate the journey of villagers, by your Company's Hi-Tech Carbon Plant.
- Low cost toilets have been constructed.
- Safe drinking water provisions have been made for over 2 villages.

Your Company treats its social projects with the same seriousness as its business projects. Your company has a one year plan and a three year rolling plan, with milestones, timelimes and measurement mechanisms. At the plant level the head of the plant is responsible for the CSR activities. He and his team constantly apprise the Centre and the Business Director of the progress made.

In a sense CSR at your Company is very much on the radar of the top management. Our Board and all of our employees are fully committed to the Corporate Social Responsibility programme. In our own small way, we are endeavouring to build a better, sustainable way of life for the weaker sections of the society, making a difference actually. In doing so, our endavour is also to raise our country's human development index.


HI-TECH CARBON JAN SEVA TRUST
ADULT EDUCATION PROGRAM
POLIO IMMUNISATI
RISHRA MUNICIPA

BIRLA CARBON

Focus ...

... *A Growth approach to world class quality*



Renukoot

Focus : Plant & Technology

Innovation in capacity building and de-bottlenecking has seen us through with 1,70,000 MT of Carbon Black production annually. Cost control exercise is enabler of competitiveness.



Gummidipoondi

Focus : Energy conservation & Environment care

Conserving lean gases & transforming to steam & electrical energy speaks of our pioneering drive for energy excellence in the industry, leaving a trail blazing record of caring for environment



Energy Conservation

Focus :Customer Service

Hi-Tech is a name in customer service over the years. Customer preference & relationship adore our business growth in Rubber & Non-Rubber applications for Carbon Black.



Customer Service

Process Recognition for...


TOTAL QUALITY MANAGEMENT

Emerging Quality culture won us coveted Deming Quality Control Award for Operations business unit 2002

CERTIFICATION
TS 16949
ISO 14001
OSHAS 18001
NABL 17025

Standardization of operations enabled us quality system, Safety, Health, Environment & Laboratory certification


TOTAL PRODUCTIVE MAINTENANCE

A Reinforced focus on operational efficiency through cultural alignment won us TPM category II Award

HI - TECH CARBON

INDIAN RAYON

BIRLA NGK INSULATORS PVT. LTD.

A joint Venture of Aditya Birla Group & NGK Insulators Japan

WORLD'S LEADING MANUFACTURER OF :



- Large Hollow Porcelain for SF6 Gas Circuit Breakers, Instrument Transformers, Cable Terminations, Condensor Bushings and Lightning Arrestors etc. up to 800 KV Class.
- Solid Core Station Post Insulators and Long Rod Insulators up to 800 KV to ANSI & IEC Standards.
- Disc Insulators up to E&M Strength of 400 KN for Transmission Lines up to 800 KV to ANSI and IEC Standards.
- All types of Pin, Post, Line Post, Guy, Shackle and Spool Insulators for Distribution Lines.
- Porcelains for Electrostatic Precipitators to customers requirements.
- Zinc Oxide Surge Arrestors for distribution class & Station Class type up to 500 KV.
- Disconnectors and Isolators of all types upto 800 KV.









ENVIRONMENT REPORT

As a business house, we are totally committed to sustainable development. Hence, building eco-efficiency in all of our operations and guarding natural resources comes to us naturally. Your Company has a well-drawn out environmental management strategy in place. Environment concerns are textured into all manufacturing processes and business decisions. We subscribe to the United Nations Global Compact.

All of your Company's Plants – the Rayon Plant at Veraval, the Insulator Plants at Halol and Rishra (now part of our joint venture with NGK Insulators Ltd., Japan), Jaya Shree Textiles also at Rishra and the Carbon Black Plants at Renukoot and Gummidipoondi are all ISO 14000 EMS Certified. Your Company's plants have also received OHSAS 18001 Certification for Safety Management Systems and are SA 8000 Certified for Social Accountability Standards.

Additionally, the Insulators Business' Environment Management Systems are attested by the American Bureau of Shipping, a renowned certification agency, based in the USA.

To ensure your Company's plants on-going conformity to Environment management systems, auditing is an in-built process. So, we track our performance against detailed environmental metrics, engaging professional environmental Audit consultants. The Central Salt and Marine Chemical Institute (Bhavnagar), which is a Gujarat Pollution Control Board recognized Institute, GITCO – Ahmedabad and the Bureau of Indian Standards conduct periodic audits at our Units. Additionally; trained environmental systems auditors conduct periodic checks.

Many accolades have been conferred on your Company for its singular contribution to environment conservation. A selective list is given below :

- Your Company's Rayon Division has been the recipient of :
  - The topper in the "National Energy Conservation Award 2003-04".
  - The runner up for achieving the lowest Disability Injury Index (D.I.I.) for the year 2003 from Gujarat Safety Council Baroda.
  - The CII Energy Efficient Award – 2004, for its Caustic Soda Plant.
  - The Greentech Silver Award Winner for Safety and Environmental excellence pursued by its Caustic Soda Plant at Veraval.
- Your Textile's Division has been the winner of the Second Prize in the Textile category – Energy Conservation Award – 2004, from the Bureau of Energy Efficiency, Ministry of Power, Government of India.
- Your Company's Carbon Black Division was also honoured with the Greentech Gold Award for Environmental Excellence for Gummidipoondi and the Silver Award for its plant at Renukoot.

Your Company has state-of-the-art automated industrial effluent treatment plants across our manufacturing units. The treated effluent, including treated sewage generated by the plants, is recycled for use in gardening and for irrigation. New ways to ensure energy conservation and productively use waste generated have been devised in the recent past.

At Veraval, waste is gainfully recycled. Scrubbing H2S with caustic soda has enabled us convert it into liquid sodium sulphide, which we then market. So also, the waste chlorine gas that emerges from the caustic soda manufacturing process is transformed into sodium hypo chlorite. This is subsequently utilised as a bleaching agent in rayon manufacturing. To produce caustic flakes, we use hydrogen gas, one of the cleanest fuels for the flaker furnace.

At Jaya Shree Textiles in Rishra, the current effluent treatment plant is being upgraded to match the ensuing expansion of its wool combing division. Here, we have also undertaken three clean development projects under the aegis of the United Nations Framework Convention on Climate Change (UNFCCC). These are in the process of being validated by the UN approved validator. Incidentally, Jaya Shree Textiles has been rated by the West Bengal Pollution Control Board as one of the Best Performing Companies in so far as it relates to environmental conservation.

Our Insulator and Carbon Black Plants barely produce effluents. At the Insulator Plant, more than adequate measures have been taken to abate noise pollution. The minimal effluent waste generated is reused for low tension insulators and unused waste is sold to the cottage industries as scrap.

At our Carbon Black Plants in Renukoot and Gummidipoondi, installation of vent scrubbers in all the reactors has helped seal the escape of carbon black. Through the use of off gases, we generate steam and power. We have set up multiple effect mechanical evaporators for handling effluent rejects apart from installing gravity water filter systems to productively use the storm water. We have also constructed pits for converting bio-gradable waste into organic manure.

Apart from these measures, educating and sensitising our employees, contractors and customers on the importance of sustainable development is a process in continuum.

As our country is often faced with drought and severe water shortage, at most of the places where our plants are located, we have begun unique rainwater harvesting projects. These form not only a part of our Environment Management Systems, but also evolve out of our commitment to qualitatively better the lives of the communities in proximity to our plants.

Our Board and all of our colleagues across our plants are fully committed to sustainable development. We are all nature lovers. The green cover in and around our plants, with thousands of trees swaying, is a reflection of our passionate respect for the environment.



The Prime Minister, Dr. Manmohan Singh conferring the National Energy Conservation Award on Indian Rayon Mr. S. P. Singh had the privilege of receiving the Award on behalf of Rayon Division, Veraval.

SHAREHOLDER INFORMATION

1.	Annual General Meeting		
	Date and Time	:	24th June, 2005 at 11.30 a.m.
	Venue	:	Registered Office Junagadh – Veraval Road Veraval - 362 266 Gujarat, India.
2.	Financial Calendar		
	Financial reporting for the quarter ending June 30, 2005	:	End July, 2005
	Financial reporting for the half year ending September 30, 2005	:	End October, 2005
	Financial reporting for the quarter ending December 31, 2005	:	End January, 2006
	Financial reporting for the year ending March 31, 2006	:	April/May, 2006
	Annual General Meeting for the year ended March 31, 2006	:	June/July, 2006
3.	Dates of Book Closure	:	11th June, 2005 to 24th June, 2005 (both days inclusive)
4.	Dividend Payment Date	:	4th week of June/1st week of July, 2005
5a.	Registered office	:	Junagadh-Veraval Road Veraval – 362 266 Gujarat, India. Tel: (02876) 245711 Fax: (02876) 243220 Email: irilveraval@adityabirla.com
5b.	Web Site	:	http://www.indianrayon.com http://www.adityabirla.com

6a. Listing on Stock Exchanges at

Equity Shares	Global Depository Receipts (GDRs)	Non-Convertible Debentures
The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers Dalal Street Mumbai – 400 001 National Stock Exchange of India Ltd. "Exchange Plaza" Bandra-Kurla Complex Bandra (East) Mumbai – 400 051	Societe de la Bourse de Luxembourg Societe Anonyme R.C.B 6222, B P 165 L- 2011, Luxembourg	National Stock Exchange of India Ltd. "Exchange Plaza" Bandra-Kurla Complex Bandra (East) Mumbai – 400 051

Notes:

(i) *Listing Fees for the year 2005-06 has been paid to all the Stock Exchanges. Listing fees for GDRs pertaining to the calendar year 2005 has been paid to Societie De la Bourse de Luxembourg.*

(ii) *The Company's shares have been de-listed voluntarily from the Calcutta Stock Exchange during 2004-2005.*

6b. Overseas Depository for GDRs

Citibank NA
Depository Receipts
388, Greenwich St., 14th Floor
New York
NY 10013
Tel :- + 1 212 8166827
Fax :- + 1 212 8166865

6c. Domestic Custodian of GDRs

ICICI Bank Limited
Securities Markets Services
Empire Complex, F7/E7, 414
Senapati Bapat Marg
Lower Parel (W)
MUMBAI 400 013
Tel: - 022-56672762
Fax - 022-56672740

7. Stock Code:

	Reuters	Bloomberg
Stock Exchange, Mumbai	IRYN.BO	INRY IN
National Stock Exchange	IRYN.NS	NINRY IN
Global Depository Receipts (GDRs)	IRYNq.L	sIRDS LI

8. Stock Price Data

	The Stock Exchange, Mumbai				National Stock Exchange				Luxembourg Stock Exchange		
	High	Low	Close	Av.Volume	High	Low	Close	Av. Volume	High	Low	Close
	(In Rs.)			(In Nos)	(In Rs.)			(In Nos)	(In US$)		
Apr-04	236.9	189.9	214.0	44,199	236.8	190.9	213.4	52,328	5.2	4.7	4.7
May-04	248.5	180.0	200.5	68,861	249.0	181.0	200.3	102,975	5.2	4.6	4.9
Jun-04	221.0	191.0	203.7	22,148	220.9	190.5	203.9	35,962	4.5	4.5	4.5
Jul-04	267.0	201.1	240.4	114,978	268.0	197.0	240.5	146,447	5.4	4.5	5.4
Aug-04	301.0	221.0	291.4	53,375	300.5	237.1	291.1	73,959	5.5	5.5	5.5
Sep-04	297.4	262.0	267.2	42,527	298.2	262.0	267.6	53,500	6.1	5.4	6.0
Oct-04	279.0	241.5	247.8	19,003	278.5	243.1	247.3	36,334	6.0	6.0	6.0
Nov-04	306.7	244.0	294.9	85,508	306.2	244.2	295.2	129,414	6.0	6.0	6.0
Dec-04	395.0	290.5	388.3	72,198	399.2	290.1	389.9	144,859	6.0	6.0	6.0
Jan-05	420.9	348.3	410.7	33,899	421.0	345.3	411.1	77,188	6.0	6.0	6.0
Feb-05	460.0	409.5	450.1	70,047	462.8	406.0	450.2	95,407	9.8	9.8	9.8
Mar-05	469.0	350.0	399.3	30,195	460.1	370.0	402.3	33,160	9.7	9.7	9.7

9. Stock Performance



Stock Performance (Indexed)
250
200
150
100
50
0
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Indian Rayon
Sensex

10. Stock Performance over the past few years:

Absolute Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
INDIAN RAYON	**111.3**	**456.4**	**652.9**
BSE Sensex	16.1	87.1	29.8
NSE Nifty	14.9	80.2	33.2

Annualised Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
INDIAN RAYON	**111.3**	**77.2**	**48.7**
BSE Sensex	16.1	23.2	5.4
NSE Nifty	14.9	21.7	5.9

11. Registrar and Transfer Agents (For share transfers and other communication relating to share certificates, dividend and change of address)

: In-house Share Transfer
Registered with SEBI as Category II - Share Transfer Agent
(Registration No. INR 000001815)

Share Department
Registered Office: Junagadh – Veraval Road
Veraval 362 266, Gujarat, India
Tel: (02876) 245711; Fax: (02876) 243220
E-mail: irilsecretarial@adityabirla.com

12. Share Transfer System : Share transfers in physical form are registered normally within 3-5 days from the date of receipt, provided that the necessary documents are in order.

Investor Relations & Finance Committee of the Board meets at regular intervals to approve transfers above 5,000 shares and debentures under one transfer deed. Further, certain officers of the Company have been authorised to approve transfers up to 5,000 shares and debentures under one transfer deed.

The total number of shares transferred in physical form during the year was 93,025 (Previous Year 291,662). Majority of transfers were completed within 3-5 days from the date of receipt.

Transfer period (in days)	2004 – 2005				2003 – 2004			
	No. of transfers	No. of shares	%	Cumulative total %	No. of transfers	No. of shares	%	Cumulative total (%)
1 – 5	1631	84,422	88.93	88.93	3318	2,21,894	76.08	76.08
6-10	120	3,653	6.54	95.47	815	37,847	12.98	89.06
11-15	14	661	0.76	96.23	409	19,328	6.63	95.69
16-20	12	629	0.66	96.89	106	4,886	1.68	97.37
21-30	57	3,660	3.11	100.00	175	7,707	2.63	100.00
30 and above	-	-	-	-	-	-	-	-
TOTAL	**1834**	**93,025**	**100.00**	-	**4823**	**2,91,662**	**100.00**	-

Number of pending Share Transfers as on 31st March 2005 : No Transfer Deeds were pending for transfer as on 31.03.2005.

13. Investor Services:

(a) The Share Department of the Company has been accredited with ISO 9001:2000 Certification for providing Investor and Secretarial Services by KPMG, Quality Registrar, Mumbai with effect from July 16, 2004 for a period of three Years.

(b) Complaints received during the year:

Nature of complaints	2004 – 2005		2003 – 2004	
	Received	Cleared	Received	Cleared
1) Relating to Transfer, Transmission etc.	3	3	7	7
2) Dividend, Interest, Redemption etc.	26	26	7	6
3) Annual Report	3	3	-	-
4) Demat – Remat	7	7	2	2
5) Others	18	18	9	8
Total	57	57	25	23

The number of complaints during the year 2004-05 are higher as the Company has tightened the norms for identifying the complaints during the year.

(c) Legal proceedings on share transfer issues, if any: There are no major legal proceedings relating to transfer of Shares.

14. Distribution of Shareholding as on 31st March:

No. of equity shares held	2005				2004			
	No. of share holders	% of share holders	No. of shares held	% of share holding	No. of share holders	% of share holders	No. of shares held	% of share holding
1-100	62,149	66.02	21,84,031	3.65	67,127	65.49	23,69,696	3.96
101-200	15,939	16.93	22,63,222	3.78	17,718	17.29	25,05,143	4.18
201 – 500	10,951	11.63	33,95,755	5.67	12,067	11.77	37,35,805	6.24
501-1000	3,096	3.29	22,24,664	3.71	3,440	3.36	24,60,750	4.11
1001-5000	1,765	1.87	33,33,881	5.57	1,886	1.84	35,27,209	5.89
5001-10000	99	0.11	6,88,848	1.15	109	0.11	7,52,529	1.26
10001 & above	138	0.15	4,57,94,381	76.47	141	0.14	4,45,30,770	74.36
Total	**94,137**	**100.00**	**5,98,84,782**	**100.00**	**1,02,488**	**100.00**	**5,98,81,902**	**100.00**

15. Categories of Shareholding as on 31st March:

Category	2005				2004			
	No. of share-holders	% of share-holders	No. of shares held	% of share holding	No. of share-holders	% of share-holders	No. of shares held	% of share holding
Promoters/Persons acting in concert	27	0.03	1,71,37,212	28.61	26	0.03	1,71,05,675	28.57
UTI and other mutual funds	40	0.04	69,38,352	11.59	49	0.05	70,62,360	11.80
Banks, Financial Institutions and Insurance Companies	51	0.05	92,43,419	15.44	54	0.05	1,00,88,441	16.85
FIIs	35	0.04	70,49,384	11.77	26	0.03	49,60,110	8.28
NRIs / OCBs	2566	2.73	8,81,435	1.47	2,694	2.62	9,39,094	1.57
GDRs	2	0.00	32,30,531	5.39	2	0.00	33,30,281	5.56
Other Corporates	1063	1.13	18,48,609	3.09	1,099	1.07	17,87,034	2.98
Individuals	90353	95.98	1,35,55,840	22.64	98,538	96.15	1,46,08,907	24.39
Total	**94137**	**100.00**	**5,98,84,782**	**100.00**	**1,02,488**	**100.00**	**5,98,81,902**	**100.00**


Shareholding Pattern
Individuals
22.64%
Promoters/PACs
28.61%
Other Corporates
3.09%
GDRs
5.39%
UTI & MFs
11.59%
NRI/OCBs
1.47%
FIIs
11.77%
Banks & FI
15.44%

16. Dematerialisation of Shares and Liquidity : Over 91 % of outstanding equity has been dematerialised up to 31st March, 2005. Trading in Equity Shares of the Company is permitted only in the dematerialised form with effect from 5th April 1999 as per notifications issued by SEBI.

17. Details on use of public funds obtained in the last three years : No funds have been raised from the public in last 3 years.

18. Outstanding GDR/Warrants and Convertible Bonds, Conversion date and likely impact on Equity. : Outstanding GDRs as on 31st March 2005 is 32,30,531 amounting to 5.39% of outstanding paid-up equity capital of the Company. Each GDR represents one underlying Equity Share.

19. Plant locations:

Garments Division:
Madura Garments
110, 4th Cross, 5th Block
Koramangala Industrial Layout
Koramangala
Bangalore – 560 095
Tel: (080) 56915000
Fax: (080) 56915050

Rayon and Caustic Soda Plants:
Rayon Division
Veraval 362 266
Gujarat
Tel: (02876) 245711
Fax. (02876) 243220
E-mail: irilveraval@adityabirla.com

Carbon Black Plants:
Hi-Tech Carbon
Murdhwa Industrial Area
P.O. Renukoot 231 217
Dist. Sonbhadra, Uttar Pradesh
Tel: (05446) 252387 to 391
Fax: (05446) 252502 / 252858
E-mail: hitechr@adityabirla.com
htcrkt@vsnl.com

Argon Gas Plant:
Rajashree Gases
IGFL Complex
P.O. Jagdishpur Industrial Area – 227 817
Dist. Sultanpur, Uttar Pradesh
Tel: (05361) 270032 to 38
Fax: (05361) / 270595 / 270165 / 270172
E-mail: igfl@adityabirla.com

K-16, Phase II, SIPCOT Industrial Complex
Gummidipoondi – 601 201
Dist. Tiruvallur – Tamil Nadu
Tel: (04119) 223233 to 36
Fax: (04119) 223129 / 223116
E-mail: htcgmpd@vsnl.com
hitechcarbon@adityabirla.com
Website: www.hitechcarbon.com

Textile Plants:
Jaya Shree Textiles
P.O. Prabhasnagar – 712 249
Dist Hooghly, West Bengal
Tel: (033) 26721146
Fax: (033) 26721683 / 26722626
E-mail: jayashree-iril@adityabirla.com

Rajashree Syntex
P.O. Tantigaria
Dist.Midnapur Paschim
PIN: 721 102
(West Bengal)
Tel: (03222) 263131 / 275820 / 263964
Fax: (03222) 275528
E-mail: rajsyntex@adityabirla.com

Other Division:
Insulator Division (Domestic Marketing)
P.O. Meghasar Tal. Halol
Dist. Panchmahal , Gujarat – 389 330
Tel:(02676) 221002
Fax:(02676) 223375
Email: jsihdom@adityabirla.com

20. Investor Correspondence:

Other than Secretarial Matters

Chief Financial Officer
Indian Rayon And Industries Limited
Corporate Finance Division
Aditya Birla Centre, 4th Floor,
S.K.Ahire Marg,
Worli, Mumbai 400 030
Tel: (022) 5652 5000/2499 5000
Fax: (022) 5652 5821/2499 5821
E-Mail: irilcfo@adityabirla.com

On Secretarial Matters

The Company Secretary
Indian Rayon And Industries Limited
Registered Office:
Junagadh – Veraval Road
Veraval – 362 266, Gujarat, India
Tel: (02876) 245711
Fax: (02876) 243220
E-mail: irilsecretarial@adityabirla.com

21. Per Share Data:

	2004-05	2003-04	2002-2003	2001-02	2000-01
Net Earnings (Rs Crores)	113.72	131.28	105.33	43.46	68.52
Cash Earnings (Rs Crores)	192.42	218.70	202.29	142.91	141.60
EPS (Before exceptional items) (Rs)	20.27	18.59	20.71	7.04	11.44
CEPS (Before deferred tax & exceptional items) (Rs)	33.41	33.19	36.90	23.59	23.65
Dividend Per Share (Rs)@	4.00	4.00	3.75	3.30	3.00
Dividend Payout (on Net Profit) (%)	24.02	20.58	24.05	45.47	28.88
Book Value Per Share (Rs)	226	212	196	182	191
Price to Earnings *	19.70	10.17	3.64	10.20	7.02
Price to Cash Earnings *	11.95	5.69	2.04	3.04	3.40
Price to Book Value *	1.77	0.89	0.39	0.39	0.42

* Stock price as on 31st March

@ Recommended by Board for approval of shareholders at ensuing AGM.

22. Changes in Equity Share Capital in last 10 years

(Rs. Crores)

Year	Change		Share Capital at the end of Financial year
	Reason	Amount	
	Equity Share Capital as on 1.04.1994		30.99
1994-95	Shares allotted against conversion of FCDs & Detachable Warrants of Rs.170/- & Rs.200/- each	13.68	44.67
1995-96	-do-	0.28	44.95
1996-97	-do-	0.03	44.98
1997-98	2.25 crore Bonus shares issued in the ratio of 1:2	22.5	67.48
1999-00	76.06 lac shares bought back	-7.6	59.88
2003-04	5160 shares allotted out of abeyance cases	0.00	59.88
2004-05	2880 shares allotted out of abeyance cases	0.00	59.88
	Equity Share Capital as at 31.03.2005		59.88

23. Other useful information for Shareholders

Transfer of funds to Investor Education & Protection Fund (IEPF)

1. In terms of the provisions of Section 205A(5) of the Companies Act, 1956, (the "Act") unpaid and unclaimed dividend for the financial year 1996-97 has been transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government under Section 205C of the Act.
2. Pursuant to the provisions of above mentioned Section, the following amounts of dividend which have remained unclaimed and unpaid for a period of 7 years from the date it became due for payment will be Transferred to the Investor Education & Protection Fund (IEPF) constituted by the Central Government.

Dividend Year	Unclaimed/ unpaid dividend as on 31.03.05(Rs. Lacs)	Due date of Transfer to IEPF
1997-1998	20.82	17.09.2005
1998-1999	18.15	27.10.2006
1999-2000	5.93	05.07.2007
2000-2001	16.33	20.07.2008
2001-2002	17.64	25.08.2009
2002-2003	23.40	29.08.2010
2003-2004	27.10	28.07.2011

Accordingly, the amount of dividend for the Financial Year 1997-98 and onwards which remain unclaimed and unpaid as aforesaid shall be transferred to the IEPF and no claims shall lie against the IEPF or the Company in respect of such amounts. Though a reminder has been sent to the shareholders for claiming unpaid/unclaimed dividends, it is noted that quite a number of shareholders have still not come forward to claim the unpaid/ unclaimed dividends. We, therefore, request the members who have not encashed their dividend warrants to write to the Company immediately claiming dividends declared by the Company for the said Financial Years.

Investor Services

Details of Investor Services/information are displayed on Company's website www.indianrayon.com under the head – Investors:

1. ECS Facilities
2. Changes of Address
3. Share Transfer / Dematerialisation
4. For Non Resident Shareholders
5. Bank Details for Dividend Payment
6. Depository System
7. Nomination of Shares
8. Investor Feedback Form

Various Forms in the respect of the above are also available on the website

Communication to the Company

For expeditious disposal of the matters concerning shares and debentures etc., members are requested to address all letters directly to the Share Department of the Company situated at the Registered Office of the Company at Veraval, quoting reference of their folio numbers and/or Client ID and DP ID number, E-mail ID, Telephone/Fax Number for prompt reply to their communication. Other queries may be sent at irilsecretarial@adityabirla.com or faxed at 02876 – 243220. The Investor Grievances in the nature of the complaint may be send to the Company Secretary at following address: -

Indian Rayon And Industries Limited,
(Corporate Finance Division)
A-4, Aditya Birla Centre, S.K Ahire Marg, Worli,
Mumbai-400 030

With a view to facilitate speedy communication, shareholder may furnish their e-mail Id to the Share Department of the Company.

Dear Shareholders,

Your Directors are pleased to present the 48th Annual Report together with the Audited Accounts of the Company for the year ended 31st March, 2005.

MAJOR ACTIVITIES

To enhance shareholder value, your Board evaluates various options. In line with your approval, the Global Exports and Marketing Division of your Company, which was engaged in the business of manufacturing, trading and exporting tea and other items, was transferred to BGH Exim Limited. Further, certain non-core investments in several companies were also disposed off.

To cater to the increased demand for Carbon Black in domestic and export markets, work on 50,000 tonnes Brownfield expansion at Chennai at a capex of Rs.105 crore has been initiated. Commercial production is likely to commence by December, 05 end. A capacity of 10,000 tonnes has already been added through de- bottlenecking during the year.

The Continuous Spinning Yarn capacity of 1000 tonnes has been stabilized at the Rayon Division. Capex initiatives include raising Caustic Soda capacity by 85 tonnes per day through de-bottlenecking. Steps to set up a captive power plant of 20MW capacity have also begun.

To optimize manpower and lower the cost of production, the Rayon Division has entered into Long Term Settlement with its workers. As part of the Settlement, a Voluntary Retirement Scheme, which was offered, has been accepted by 500 persons.

At the Jayashree Textiles Division, Rishra, 20 looms (1,15,000 mtrs per month) were added during the year. Expansion of Wool Combing facility by 4000 TPA is operational. Capex of Rs.22.5 crore has been planned for expansion and modernization of Flax yarn and Linen Fabric facilities.

FINANCIAL PERFORMANCE

Your Company continued to post superior performance during the year. Its Turnover has increased by 18.22% being Rs.1860.6 crore as against Rs.1573.8 crore in the pervious year. The Garments and Textiles business grew in revenues with a richer product mix, while Carbon Black witnessed volume growth.

Continuous focus on quality improvement, enhancing operational efficiencies and a cost cutting exercise across all the businesses has contributed significantly to your Company's excellent performance.

OPERATIONAL REVIEW

VOLUMES

Products	Unit	FY 2005	FY 2004	Variation (%)
Production :-				
Viscose Filament Yarn	MT	16420	16060	2.24
Carbon Black	MT	164025	118707	38.18
Sales :-				
Garments	Lac Pcs.	83.3	75.5	10.33
Viscose Filament Yarn	MT	16445	15694	4.79
Carbon Black	MT	165095	118182	39.70
Insulator	MT	9219	6813	35.31
Textiles	MT	17429	16019	8.80

TURNOVER

(Rs. in Crores)

Products	FY 2005	FY 2004	Variation (%)
Garments	472.4	391.7	20.60
Viscose Filament Yarn	352.0	335.2	5.01
Carbon Black	467.2	340.3	37.29
Insulator	100.1	72.5	38.07
Textiles	456.1	397.0	14.89
Trading & Others	12.8	40.7	(68.55)
Total	**1860.6**	**1577.4**	**17.95**

FINANCIAL RESULTS

(Rs. in Crores)

	Current Year ended 31.03.2005	Previous Year ended 31.03.2004
Profit before Depreciation and Tax	245.42	243.00
Depreciation and Amortisation	80.69	81.52
Profits before Tax and Exceptional Items	**164.73**	**161.48**
Exceptional Items	(7.65)	19.95
Profit before Tax	157.08	181.43
Provision for Tax	43.36	50.15
Net Profit	**113.72**	**131.28**

Exceptional Items		
VRS Expenses	(9.54)	—
Gain/(Loss) on Long Term Strategic Investments/Transfer of Business (Net)	1.89	19.95
Total	**(7.65)**	**19.95**

The operational performance of each of your Company's division has been spelt out in depth in the Management Discussion and Analysis Report which forms part of this Annual Report.

DIVIDEND

Your Directors recommend for your consideration a dividend of Rs.4/- per Equity Share of Rs.10/- each for the year ended 31st March, 2005.

	Current Year (Rs. in Crores)	Previous Year (Rs. in Crores)
On 5,98,84,782 fully paid-up Equity Shares of Rs.10/- each, @ Rs.4/- per share. (Previous year - On 5,98,81,902 fully paid-up Equity Shares of Rs.10/- each @ Rs. 4/- per share)	23.95	23.95
Corporate Dividend Tax	3.42	3.07

HUMAN RESOURCES

Our focus on people continues unrelentingly. Systems and practices relating to the people dimension ensure that the growth of people keeps pace with the growth of your Company's businesses. Purposeful career paths are chalked out for employees in different job bands, depending on their performance and competence level.

At Gyanadoya, the Aditya Birla Institute of Management Learning, which has created a benchmark, your Company's managers learning processes are fast forwarded through their exposure to some of the best minds in the world. In 72 programmes conducted last year, Professors from Kellogg Business School, IIM-Bangalore, IIM-Calcutta, MDI-Gurgaon, management and leadership experts from HAY Consultants, Singapore, and Whitehead Mann, U.K., formed a part of the distinguished faculty that your Company's managers were privileged to learn from. These training programmes in a sense, our window to the world infuse in the managers new knowledge and new attitudes.

The e-learning portal is increasingly becoming a tool for self-learning at different levels in your Company.

During the year, the Organisational Health Survey, which is the barometer of happiness at work index in the Group, was conducted. The results have been encouraging and confirm that we are by and large on the right track as far as people processes and systems are concerned.

CORPORATE GOVERNANCE

Your Directors reaffirm their commitment to the good corporate governance practices and adhere to all the major stipulations laid down by the SEBI Corporate Governance Practices.

This Annual Report contains a section on Corporate Governance highlighting adherence to the SEBI Code on Corporate Governance.

Your Company's Statutory Auditors' Certificate dated 27th April, 2005 in terms of Clause 49 of the Stock Exchange Listing Agreement is annexed to (Annexure A) and forms part of the Directors' Report.

As required under Section 217(2AA) of the Companies Act, 1956, your Directors confirm that:

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) the Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;

iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) the Directors have prepared the annual accounts on a going concern basis.

SUBSIDIARY COMPANIES

As the Scheme of Amalgamation between Transworks Information Services Limited (TransWorks) and Transworks IT Services (India) Limited was approved by the High Court of Bombay and High Court of Karnataka at Bangalore, Transworks IT Services (India) Limited has been amalgamated with TransWorks with effect from 6th January, 2005.

In line with the approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copies of the Balance Sheet, Profit and Loss Account, Report of the Board of Directors and Report of the Auditors of the subsidiary companies have not been attached to the Balance Sheet of the Company as at 31st March, 2005.

The Annual Accounts of the subsidiary companies and the related detailed information will be made available to the investors of the Company and of the subsidiary companies seeking such information at any point of time. The Annual Accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary company. Any shareholder of the Company, who desires to obtain a copy of the said documents of any of the subsidiary companies, may send a request in writing to the Company Secretary at the Registered Office of the Company, so that the needful can be done.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

Information relating to the Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo required under Section 217(1)(e) of the Companies Act, 1956, is set out in a separate statement attached to this Report (Annexure B) and forms part of it.

The particulars of employees, as required under Section 217(2A) of the Companies Act, 1956, are given in a separate statement attached to this Report (Annexure C) and forms part of it.

DIRECTORS

During the year, Mr. H.V. Lodha ceased to be a Director consequent to his resignation from your Board. Your Directors have appointed Mr. G. P. Gupta as a Director of the Company w.e.f. 27th April, 2005 in the casual vacancy caused by the resignation of Mr. H.V. Lodha. Mr. G.P. Gupta is ex-Chairman of IDBI and UTI and is a Director on the Boards of several PSUs and private sector companies.

Given the diversity of businesses, the ambitious future plans of your Company, and to provide leadership for critical aspects of its business processes, your Directors have appointed Mr. Sanjeev Aga as Managing Director of your Company for a period of 5 years w.e.f. 1st May, 2005, subject to your approval. The Board recommends for your approval the appropriate resolution as set out in the Notice for the Annual General Meeting.

Consequent to appointment of Mr. Sanjeev Aga, Mr. K. K. Maheshwari shall cease to be 'Manager' of the Company under the provisions of the Companies Act, 1956 w.e.f. 1st May, 2005.

Mrs. Rajashree Birla, Mr. Vikram Rao and Mr. P. Murari retire from office by rotation, and being eligible, offer themselves for reappointment.

AWARDS AND RECOGNITION

Your Company has been the proud recipient of the following awards and recognitions–

- **Rayon Division**
  - First prize in Textile Sector for Energy Conservation for VFY from Ministry of Power, New Delhi for the year 2003-04.
  - GREENTECH Safety Excellence award
  - GREENTECH Environment Excellence Silver Award for the year 2004
  - OHSAS 18001 and SA 8000 Certification
  - Energy Efficient Unit Excellence Award from CII for Caustic Plant for the year 2004.
  - Certificate of Merit for Energy Conservation for Caustic Plant from Ministry of Power, New Delhi.
  - Caustic Plant has been rated by UHDE, Germany as Benchmark Unit amongst Indian Chlor-alkali Plants and comparable with any other World Class Plant.
- **Jayashree Textiles Division**
  - Second prize in Textile Sector in 'National Energy Conservation Award – 2004' given by Ministry of Power, Govt. of India.
  - The Division was short listed by West Bengal Pollution Control Board amongst the best performing industries.

- **Madura Garments Division**
  - 'Louis Philippe' & 'Allen Solly' rated amongst top 100 Superbrands by Super Brand Council
  - 'Most Admired Apparel Company of the Year' at Images Fashion Forum Awards (IFFA)
  - Allen Solly- 'Best Trouser Brand of the Year' at the IFFA
  - Allen Solly – 'Most Admired Women's Wear Brand of the Year' at the IFFA
  - 'Best Apparel Company of the Year' at the Clothing Manufactures Association of India (CMAI) Awards ceremony.
  - Allen Solly – 'Women's Wear - Brand of the Year' at CMAI Awards ceremony.
  - 'ICICI Fashion Retailer of the Year' by ICICI and KSA-Technopak.
- **Hi-Tech Carbon Division, Gummidipoondi**
  - 'TPM Excellence Award (II Category)' from JIPM, Japan for the second consecutive year.
  - The Division was declared as winner of 'Gold Award' in Chemical Sector for outstanding achievement in Environment Management at GREENTECH Environment Excellence Award, 2003-04.
  - The Division was certified as 'Excellent Energy Efficient Unit' and recognized as 'Innovative Project' at the 'National Award for Excellence in Energy Management 2004' by CII.
  - The Division was awarded 'Commendation in SHE (Safety, Health and Environment) Performance - 2004' at the competition for the 'Leadership and Excellence Award in SHE - 2004' by CII.
- **Hi-Tech Carbon Division, Renukoot**
  - 'Award for TPM Excellence – First Category' from Japan Institute of Plant Maintenance
  - The Division was declared as winner of 'Silver Award' in Chemical Sector for outstanding achievement in Environment Management at GREENTECH Environment Excellence Award, 2003-04.
  - Commendation Certificate in Manufacturing Category was presented to the Division at IMC Ramkrishna Bajaj National Quality Award 2004.

DELISTING OF SHARES

Your Company's equity shares continue to be listed on The Stock Exchange, Mumbai (BSE) and National Stock Exchange of India Ltd. (NSE). These have nationwide trading terminals.

In accordance with the resolution passed by the shareholders at the Annual General Meeting held on 1st August, 2003, The Calcutta Stock Exchange Association Limited has approved delisting of equity shares of your Company during the year.

Delisting was considered after taking into account various factors including the impact of listing fee and the volume of trading on the stock exchange.

AUDITORS

M/s. Clark, Gardner, Wolf & Co., Chartered Accountants, Mumbai, the Branch Auditors of your Company's Hi-Tech Carbon Division at Renukoot, Hi-Tech Carbon Division at Gummidipoondi and Rajashree Gases Division at Jagdishpur resigned during the year. Branch Audit of the said Divisions of your Company was completed by the Joint Statutory Auditors, M/s. Khimji Kunverji & Co., Chartered Accountants, Mumbai and M/s. S. R. Batliboi & Co., Chartered Accountants, Mumbai.

The observations made in the Auditors' Report are self-explanatory and therefore, do not call for any further comments under Section 217(3) of the Companies Act, 1956.

Your Directors request you to appoint Auditors for the current year as set out in the accompanying notice of the Annual General Meeting.


VANHEUSEN
POWER DRESSING


Louis Philippe celebrates Summer
with The Spirit of Italy Collection.


Louis Philippe. Another life.
Louis Philippe
The upper crest


VANHEUSE
POWER DRESSING

APPRECIATION

Your Directors wish to place on record their deep appreciation of the continued support and guidance provided by Central and State Governments and all Regulatory bodies.

Your Directors thank you - our esteemed shareholders, customers, business associates, Financial/Investment Institutions and Commercial Banks for the faith reposed by them in your Company and its management.

Your Directors place on record their deep appreciation of the dedication and commitment of your Company's employees at all levels and look forward to their continued support in the future as well.

For and on behalf of the Board

Chairman

Mumbai
27th April, 2005

ANNEXURE 'A' TO DIRECTORS' REPORT

Auditor's Certificate

To the Members of Indian Rayon And Industries Limited

We have examined the compliance of conditions of corporate governance by Indian Rayon And Industries Limited for the year ended on March 31, 2005 as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that there are no investor grievances pending as on March 31, 2005 as per the records maintained by the Company and presented to the Investor Relations and Finance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per Shivji K. Vikamsey
Partner
Membership No. : 2242

Mumbai
April 27, 2005

For S. R. BATLIBOI & COMPANY
Chartered Accountants

per Hemal Shah
Partner
Membership No. : 42650

Mumbai
April 27, 2005

ANNEXURE 'B' TO DIRECTORS' REPORT

Information under section 217(1)(e) of the Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 and forming part of the Directors' Report for the year ended 31st March, 2005.

A. *CONSERVATION OF ENERGY*

a) **Energy conservation measures taken :**

The Company is engaged in the continuous process of energy conservation through improved operational and maintenance practices. Steps taken by various divisions of the Company in the direction are as under :-

(i) Rayon Division
- Upgradation of Exhaust Fans
- Replacement of Electrical Heaters by Steam Heaters

(ii) Carbon Black Division
- Installation of Variable Frequency Drive (VFD) in Purge Gas Blower

(iii) Textiles Division
- Installation of one common Duct in Humidification Tower in place of existing two Ducts.
- Installation of High Efficiency Motors
- Utilization of surplus Compressed Air of RSM Mill

b) **Additional Investments & Proposals, if any, being implemented for reduction of consumption of Energy:**

(i) Rayon Division
- Installation of energy efficient Transformers
- Replacement of ordinary tube lights by energy efficient tubes
- Installation of Variable Frequency Drives on pumps

(ii) Carbon Black Division
- Installation of high efficiency Compressor of 1500 Nm3/hr capacity

(iii) Textiles Division –
- Removal of one step down system (6.6 KV to 0.415 KV) to minimize line losses
- Installation of Variable Frequency Drive for Humidification Tower
- Installation of equipments for control of maximum demand of electricity
- Installation of capacitor in 33 KV HT Side
- Automation of Thermax Boilers

c) **Impact of measures at (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods :**

The above measures have resulted / will result in energy saving and consequent decrease in the cost of production.

d) **Total Energy Consumption and Energy Consumption per Unit of Production as per prescribed Form – A :**

As per annexure attached.

B. TECHNOLOGY ABSORPTION

e) **Efforts made in Technology Absorption in Form "B".**

RESEARCH AND DEVELOPMENT

1. **Specific areas in which R & D carried out by the Company.**

i) Rayon Division
- Reduction in waste
- Mechanization of pulp feeding in slurry mixer
- Development of special purpose yarns

ii) **Textile Division**

- Development of Dye Spring Soft package in TFO to reduce one process before dyeing.
- Development of extra fine counts yarn of 100 & 120 Nm wool 100% yarn at worsted spinning for extra light weight fabric.
- Development of high visibility flame retardant antistatic fabric.
- Development of testing instrument as per international standards, which has been approved by Research Design & Standards Organization of Railways.

2. **Benefits derived as a result of the above R & D**

Improvement of process and productive capacity, better quality and marketability of products, development of new range of products, value addition in the existing products, enhancement of product range, reduced effluent load, improved process control, improved customer satisfaction, development of eco friendly products and reduction of cost of production, improved Company's image and higher realization.

3. **Future Plan of action**

i) **Rayon Division**

- Eco and Energy Auditing
- Development of speciality yarn
- Improvement in quality of yarn
- Recycling of waste water

ii) **Carbon Black Division—**

- Development of modified designs for Cyclone Separators, APH Inlet Box and Venturi in hard Black Reactor, based on Computation Fluid Dynamics Software
- Development of new applications of Carbon Black in ink, plastic and paints.

iii) **Textiles Division –**

- Development of Metal Splash resist fabric for Metal & Foundry Industry.

4. **Expenditure on Research and Development**

i) Capital Expenditure	-	Rs. 408.80 lacs
ii) Recurring Expenditure	-	Rs. 32.97 lacs
iii) Total	-	Rs. 441.77 lacs

iv) Total R&D Expenditure as a percentage of total turnover – 0.24%

5. **Technology absorption, adaptation and innovation**

i) **Efforts in brief, made towards technology absorption, adaptation and innovation**

a) **Rayon Division**

- Quality improvement initiatives to achieve yarn quality at world class level
- Developing new shades of Dyed yarn
- Developing new shades of yarns

ii) **Benefits derived as a result of the above efforts**

Quality improvement in existing range, development of new market segments, improvement in process, productivity and cost control, improvement in energy efficiency, reduction in input material consumption.

iii) **Information regarding Technology imported during the last years**

a) **Technology imported during last five years:**

Nil.

b) **Has technology been fully absorbed:**

Not Applicable.

C. FOREIGN EXCHANGE EARNING AND OUTGO

The information on foreign exchange earnings and outgo is contained in Note No. 19 of Schedule 19 and the annexure thereto.

Form-A

Form for disclosure of particulars with respect to conservation of energy.

(A) Power and Fuel Consumption:-

	Units	Current Year	Previous Year
1. Electricity			
(A) Purchased - Units	KWH in Lacs	1171.96	1021.28
Total Amount	Rs.in Lacs	4675.24	4073.89
Rate per Unit	Rs.	3.99	3.99
(B) Own Generation			
(i) Through Diesel Generator - Units	KWH in Lacs	644.28	642.26
Unit per Ltr. of Diesel Oil	-	3.77	3.57
Cost Per Unit	Rs.	4.79	4.60
(ii) Through Steam Turbine/Generator - Units	KWH in Lacs	2126.52	2355.21
Unit per ton of steam coal	-	403.88	381.25
Cost Per Unit	Rs.	2.32	2.26
2. Coal (Grade B, C and D)			
Quantity	'000 Tonnes	167.79	148.64
Total Cost	Rs.in Lacs	3961.51	2978.01
Average Rate	Rs.per tonne	2361.04	2003.48
3. Furnace Oil			
Quantity	K.Ltrs.	9455.6	5415.98
Total Amount	Rs.in Lacs	1050.48	550[illegible]
Average Rate	Rs.per K.Ltr	11109.61	10170[illegible]
4. Others/Internal generation (LDO)			
Quantity	K.Ltrs.	8025.25	11524.61
Total Amount	Rs.in Lacs	1412.09	1694.17
Average Rate	Rs.per K.Ltr	17595.59	14700.46

(B) Consumption per unit of production :

	Production Unit	Standards, if any	Current Year	Previous Year
1. Electricity (KWH)				
Viscose Filament Rayon Yarn	MT	-	4974.00	5558.00
Other Yarns (Average)	MT	-	4545.87	5006.65
Caustic Soda	MT	-	2399.00	2344.00
Fabrics	'000 Mtr	936.00	1020.40	910.00
Carbon Black	MT	-	411.50	456.34
Liquid Argon	SM3	3.80	4.61	4.10
2. Furnace Oil (Kilo Ltr.)				
Viscose Filament Rayon Yarn	MT	-	0.54	0.30
Other Yarns	MT	-	8.40	8.60
Carbon Black	MT	-	0.02	0.00
3. Coal (Grade B,C and D)				
Viscose Filament Rayon Yarn	MT	-	2.82	2.54
Other Yarns	MT	-	145.90	128.10
Fabrics	'000 Mtr	-	33.90	37.50
4. Others/Internal generation (LDO)				
Viscose Filament Rayon Yarn	MT	-	0.19	0.48
Other Yarns	MT	-	0.56	0.02

ANNEXURE 'C' TO DIRECTORS' REPORT

Particulars of Employees pursuant to the provisions of Section 217(2A) of the Companies Act,1956 and forming part of the Directors' Report dated 27th April, 2005 for the year ended 31st March, 2005.

A) Employees who were employed throughout the Financial Year and were in receipt of remuneration in aggregate of not less than Rs.24,00,000/- per annum.

Name	Designation and Nature of Duties	Remuneration (Rs.)	Qualifications	Age (Years)	Experience (Years)	Date of joining	Details of Previous Employment		
							Name of Employer	Designation	Period of Service (Years)
Balachandar N. V.	Vice President - Human Resources (Madura Garments)	2,476,581	M.B.A. - P.M.	40	16	02.12.2002	Max India Limited	VP & Practice Leader - People Capability	1
Bhandari Devendra	Sr. Vice President & Company Secretary	2,648,525	B.Com, F.C.S., C.A.(Inter)	51	24	01.03. 2002	Indo Gulf Corporation Ltd.	Vice President & Company Secretary	16
Choudhary A. N.	Advisor (Textiles)	5,322,801	B.Com., LL.B, F.C.A., F.C.S.	61	40	01.10.1967	S.R. Batliboi & Co.	Qualified Assistant	1
Gupta Adesh	Sr. President & Chief Financial Officer	6,212,707	B.Com, F.C.A., F.C.S.	49	26	01.04.1999	Birla Global Finance Ltd.	Jt. President	5
Javeri Hemchandra	President (Madura Garments)	4,182,907	B. Com., PGDBM	43	20	07.01.2004	Nike Inc.	Country Manager - South Asia	4
Jhanwar K. C.	Executive President (Rayon)	4,638,263	B.Com., F.C.A., C.S.(Inter)	48	25	01.09.2003	Grasim Industries Limited	Executive President	6
Maheshwari K. K.	Group Executive President & Manager (Rayon)	9,648,869	M.Com., F.C.A.	50	28	01.04.2001	Thai Polyphosphate & Chemical Co. Ltd., Thailand	President	12
Nair Abhey	Sr. Vice President (Textiles)	2,496,974	B.A.	51	31	22.10.1988	Sarda Textiles (I) Ltd.	Manager	1
Rathi S. S.	Executive President (Carbon Black)	3,520,860	B.Com., F.C.A.	47	23	15.06.1991	Grasim Industries Ltd	Finance Manager	10
Shoaib Farooqi	Sr. Vice President - Sales & Marketing (Madura Garments)	2,687,952	Dipl. in Buss.Admn., M.A. (Eco), Dipl. in Mktg.	52	30	25.05.1977	J. K. Batteries Limited	Sales Representative	1
Soni J. C.	President (Textiles)	2,827,051	B.S.C., A.C.A.	52	27	04.03.2004	Grasim Industries Limited.	Executive President	4
Stephen Verghese	Sr. Vice President - Operations (Madura Garments)	3,149,676	B. Tech., M.B.A.	52	28	11.09.1978	Garware Nylons Ltd.	Management Trainee	1
V. Srikrishnan	Vice President - Finance (Madura Garments)	3,011,397	B.Com., A.C.A.	43	20	17.04.2002	Reckitt Benckiser India Ltd.	Commercial Controller	9

B) Employees who were employed for a part of the Financial Year and were in receipt of remuneration in aggregate of not less than Rs.2,00,000/- per month.

Bagrodia M. C.	Group Executive President (Carbon Black)	9,679,318	B.Chem., AMIE, AMICH.E	68	47	01.09.1999	Grasim Industries Ltd	Group Executive President	29
David Von Platen	Head - Design (Madura Garments)	7,812,938	Cours De Stylisme, France	44	17	04.04.2004	Marina Yachting Uomo	Head - Designer	4
Gilbert Mah Kwai Yuan	Head - Visual Merchandising (Madura Garments)	913,783	Degree Holder - Interior Design	36	13.5	10.01.2005	Club 21 Pte Ltd	Executive	4
Mishra G. S.	Joint President (Carbon Black)	1,359,893	B.E. (Mech)	58	23	11.10.2004	Alexandria Carbon Black Ltd.	Joint President	8

Notes:

1. Remuneration includes salary, allowances, medical benefits, Company's contribution to Provident Fund and Superannuation Fund, wherever applicable, leave encashment, leave travel assistance and monetary value of taxable perquisites and also includes Gratuity/Retirement Benefit.
2. None of these Executives are related to any Directors or Manager of the Company.
3. All appointments are contractual, other terms and conditions are as per rules of the Company.

AUDITORS' REPORT TO THE MEMBERS

1. We have audited the attached Balance Sheet of Indian Rayon And Industries Limited as at March 31, 2005, and also the Profit and Loss account and the Cash Flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 (as amended) (hereinafter referred to as "the Order") issued by the Central Government of India in terms of Section 227 (4A) of the Companies Act, 1956, (hereinafter referred to as "the Act") we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that:

   i. We have obtained all the information and explanations which, to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii. In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books. The Branch Auditors' reports have been forwarded to us and have been appropriately dealt within this report;

   iii. The Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report are in agreement with the books of account and with the audited returns from the branches;

   iv. In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow statement dealt with by this report comply with the accounting standards referred to in section 211 (3C) of the Act.

   v. On the basis of the written representations received from the directors as on March 31, 2005 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2005 from being appointed as a director in terms of section 274 (1)(g) the Act.

   vi. In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India;

      a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2005;

      b) in the case of the Profit and Loss account, of the profit of the Company for the year ended on that date; and

      c) in the case of Cash Flow statement, of the cash flows of the Company for the year ended on that date.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per Shivji K. Vikamsey
Partner
Membership No. 2242

Mumbai
April 27, 2005

For S. R. BATLIBOI & COMPANY
Chartered Accountants

per Hemal Shah
Partner
Membership No. 42650

Mumbai
April 27, 2005

Annexure referred to in paragraph 3 of our report of even date

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a program for phased physical verification of all its fixed assets which in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. As informed, no material discrepancies were noticed on such verification.

(c) The Company has not disposed off a substantial part of its fixed assets during the year.

(ii) (a) The management has conducted physical verification of inventory at reasonable intervals during the year.

(b) The procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory and no material discrepancies were noticed on physical verification.

(iii) (a) The Company has not given any loans, secured or unsecured, to the companies, firms or other parties covered in the register maintained under section 301 of the Act. Hence clauses (iii)(b), (c) & (d) of the Order, are not applicable.

(b) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties covered in the register maintained under section 301 of the Act, 1956. Hence clauses (iii) (f) & (g) of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business, for the purchase of inventory and fixed assets and for the sale of goods and services. During the course of our audit, no major weakness has been noticed in the internal control system in respect of these areas.

(v) Based on the audit procedures applied by us and according to the information and explanations given to us, there are no contracts or arrangements referred to in section 301 of the Act that need to be entered into the register maintained under that section. Hence clause (v)(b) of the Order is not applicable.

(vi) In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of sections 58A, 58AA or any other relevant provisions of the Act and the Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public.

(vii) In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

(viii) We have broadly reviewed the accounts and records maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under section 209(1)(d) of the Act, and are of the opinion that prima facie, the prescribed accounts and records have been made and maintained.

(ix) (a) The Company is generally regular in depositing with appropriate authorities undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income-tax, sales-tax, wealth-tax, service tax, custom duty, excise duty, cess, and other material statutory dues applicable to it. There were no arrears as at 31st March 2005 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, particulars of outstanding dues of sales-tax, income-tax, wealth-tax, service tax, custom duty, excise duty and cess not deposited on account of any dispute are given below:

Name of the Statute	Nature of the dues	Period	Amount (Rs.in Crores)	Forum where dispute is pending
Sales Tax Act	Sales Tax / Purchase Tax including interest and penalty	1981-82 to 1986-87, 1994-95,1997-98, 1998-99, 2000-01, 2001-02	0.50	Tribunal(s)
		2000-01 to 2002-03	1.94	Commissioner (Appeals)
		1988-89, 1992-93, 1999-00 to 2003-04	3.00	Assessing Authorities
Customs Act	Customs Duty including interest and penalty	1975-76,1976-77, 1986-87,1991-92,2001-02	1.12	High Court(s)
		1994-95	0.06	Assessing Authorities
Central Excise Act	Excise Duty including interest and penalty	1977-78	0.02	High Court(s)
		1985-86,1991-92,1997-98 to 2001-02	0.62	Tribunal(s)
		1988-89,1989-90,1991-92 to 2004-05	10.58	Commissioner (Appeals)
		2001-02, 2002-03	4.54	Assessing Authorities
Textile Cess Act	Cess	1981-1999	1.32	Tribunal
M.P.Cess Act	Cess including interest	2001-02	0.03	High Court

(x) The Company has no accumulated losses at the end of the financial year and it has not incurred cash losses in the current and immediately preceding financial year.

(xi) Based on our audit procedures and as per the information and explanations given to us, we are of the opinion that the Company has not defaulted in repayment of dues to a financial institution, bank or debenture holders.

(xii) According to the information and explanations given to us and based on the documents and records produced to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion, the Company is not a chit fund or a nidhi / mutual benefit fund / society. Therefore, the provisions of clause 4(xiii) of the Order, are not applicable to the Company.

(xiv) In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments. Accordingly, the provisions of clause 4(xiv) of the Order, are not applicable to the Company.

(xv) According to the information and explanations given to us, the Company has given guarantee for loans taken by others from banks or financial institutions, the terms and conditions whereof, in our opinion, are prima-facie, not prejudicial to the interest of the Company.

(xvi) According to the information and explanations given to us, the term loans were applied for the purpose for which they were obtained.

(xvii) According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we report that no funds raised on short-term basis have been used for long-term investment.

(xviii) The Company has not made any preferential allotment of shares to parties or companies covered in the register maintained under section 301 of the Act.

(xix) According to the information and explanations given to us, the debentures issued in earlier years are already secured. No debentures have been issued during the year.

(xx) The Company has not raised any money through a public issue during the year.

(xxi) Based upon the audit procedures performed and information and explanations given to us, we report that no fraud on or by the Company has been noticed or reported during the course of our audit.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per Shivji K. Vikamsey
Partner
Membership No. 2242

Mumbai
April 27, 2005

For S. R. BATLIBOI & COMPANY
Chartered Accountants

per Hemal Shah
Partner
Membership No. 42650

Mumbai
April 27, 2005

BALANCE SHEET AS AT 31ST MARCH, 2005

	Schedule	As at 31st March, 2005	Rs. Crores As at 31st March, 2004
SOURCES OF FUNDS			
Shareholders' Funds:			
Share Capital	1	59.88	59.88
Reserves & Surplus	2	1,294.18	1,207.80
		1354.06	1267.68
Loan Funds:			
Secured Loans	3	493.03	405.81
Unsecured Loans	4	—	ß
		493.03	405.81
Deferred Tax Liabilities		125.52	127.51
Total Funds Employed		1972.61	1801.00
APPLICATION OF FUNDS			
Fixed Assets:			
Gross Block	5	1,418.74	1,301.31
Less: Accumulated Depreciation		663.49	588.53
Net Block		755.25	712.78
Capital Work-in-Progress		55.03	24.69
		810.28	737.47
Investments	6	699.66	741.63
Current Assets-Loans & Advances:			
Inventories	7	355.00	276.91
Sundry Debtors	8	260.90	186.41
Cash & Bank Balances	9	9.41	13.27
Interest accrued on Investments		—	ß
Loans & Advances	10	103.88	93.50
		729.19	570.09
Less: Current Liabilities & Provisions:	11		
Current Liabilities		228.58	212.74
Provisions		37.94	38.40
		266.52	251.14
Net Current Assets		462.67	318.95
Miscellaneous expenditure (to the extent not written off)			
Marketing / Technical know-how		—	2.95
Total Funds Utilised		1972.61	1801.00
Significant Accounting Policies and Notes on Accounts	19		

Schedules referred to above form an integral part of the accounts
As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per SHIVJI K. VIKAMSEY
Partner
M. No. 2242
Mumbai, 27th April, 2005

For S.R. BATLIBOI & CO.
Chartered Accountants

per HEMAL SHAH
Partner
M. No. 42650

ADESH GUPTA
Sr. President & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2005

Rs. Crores

	Schedule	2004-05	2003-04
INCOME			
Income from Operations	12	1,987.82	1,717.61
Less: Excise Duty		127.20	140.22
Net Income from Operations		1,860.62	1,577.39
Other Income	13	10.07	14.23
		1,870.69	1,591.62
EXPENDITURE			
(Increase)/Decrease in Stocks	14	(11.16)	(21.01)
Cost of Materials	15	995.74	816.30
Salaries, Wages and Employee Benefits	16	125.16	117.43
Manufacturing, Selling and Other Expenses	17	496.93	421.08
Interest and Other Finance Expenses (Net)	18	18.60	14.82
		1,625.27	1,348.62
Profit before Depreciation/Amortisation and Exceptional items		245.42	243.00
Depreciation/Amortisation		77.74	77.59
Marketing / Technical knowhow written off		2.95	3.93
Profit before Exceptional items and Tax		164.73	161.48
Exceptional Items			
VRS Expenses		(9.54)	—
Gain/(Loss) on Long Term Strategic Investments/ Transfer of Business (Net)		1.89	19.95
Profit after Exceptional items		157.08	181.43
Provision for Taxation - Current Tax		45.35	44.25
- Deferred Tax		(1.99)	5.90
Net Profit		113.72	131.28
Balance brought forward		267.21	209.64
Transfer from Debenture Redemption Reserve (Net)		—	48.33
Profit available for Appropriation		380.93	389.25
APPROPRIATIONS			
Proposed Dividend		23.95	23.95
Corporate Tax on Dividend / Proposed Dividend		3.42	3.07
General Reserve		25.00	75.07
Debenture Redemption reserve		5.00	—
Investment Reserve		—	19.95
Surplus carried to Balance Sheet		323.56	267.21
		380.93	389.25
Basic and Diluted Earnings Per Share - Rs. (Face Value of Rs 10/- each)		18.98	21.91
Significant Accounting Policies and Notes on Accounts	19		

Schedules referred to above form an integral part of the accounts
As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per SHIVJI K. VIKAMSEY
Partner
M. No. 2242
Mumbai, 27th April, 2005

For S.R. BATLIBOI & CO.
Chartered Accountants

per HEMAL SHAH
Partner
M. No. 42650

ADESH GUPTA
Sr. President & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA

SCHEDULES

SCHEDULE '1'
SHARE CAPITAL

	Numbers	As at 31st March, 2005	Rs. Crores As at 31st March, 2004
Authorised:			
Equity Shares of Rs. 10 each	85,000,000.00	85.00	85.00
Redeemable Preference Shares of Rs. 100 each	1,500,000.00	15.00	15.00
Total		100.00	100.00
Issued, Subscribed & Paid-up:			
Equity Shares of Rs. 10 each, fully paid-up*	59,884,782	59.88	59.88
	(59,881,902)	59.88	59.88

1. * Includes:

— 1,375,500 shares allotted as fully paid-up pursuant to contracts for consideration other than cash

— 23,372,477 shares (Previous Year 23,371,517 shares) issued as Bonus Shares by capitalisation of Securities Premium, General Reserves, Capital Redemption Reserve and Capital Reserve

— 3,230,406 shares (Previous Year 3,330,106) shares represented by Global Depository Receipts

2. Issue of 18,151 (Previous Year 21,015) equity shares excluding bonus shares thereon is in abeyance pursuant to the provisions of Section 206A of the Companies Act, 1956

SCHEDULE 2
RESERVES & SURPLUS

Rs. Crores

	Balance as at 31st March, 04	Additions during the year	Deductions/ Adjustments during the year	Balance as at 31st March, 05
Capital Reserve	2.61	—	—	2.61
Capital Redemption Reserve	7.61	—	ß	7.61
Debenture Redemption Reserve	20.00	5.00*	—	25.00
Securities Premium Account	373.42	0.03	—	373.45
General Reserve	517.00	25.00	—	542.00
Investment Reserve	19.95	—	—	19.95
Surplus as per Profit & Loss Account	267.21	56.35	—	323.56
	1,207.80	86.38	ß	1,294.18
Previous Year	1,110.91	153.82	56.93	1,207.80

* Transferred to/from Profit & Loss account

SCHEDULE '3'
SECURED LOANS

	As at 31st March, 2005	Rs. Crores As at 31st March, 2004
Debentures	50.00	50.00
Loans from Banks	302.95	276.07
Other Loans :		
Deferred Sales Tax Loan	44.43	31.47
Others	95.65	48.27
	493.03	405.81

Refer note no. 3 of Schedule 19

SCHEDULE '4'
UNSECURED LOANS

Fixed Deposits	—	ß
		ß
Includes amounts repayable within one year	—	ß

SCHEDULE '5'
FIXED ASSETS

Rs. Crores

	Gross Block				Depreciation/Amortisation				Net Block	
	As at 31st March-04	Additions for the year	Deduction/ Adjustments	As at 31st March-05	Upto at 31st March-04	For the year	Deduction/ Adjustments	Upto 31st March-05	As at 31st March-05	As at 31st March-04
Tangible Assets										
Land										
Freehold	1.01	—	—	1.01	—	—	—	—	1.01	1.01
Leasehold	5.13	14.14	—	19.27	0.60	0.08	—	0.68	18.59	4.53
Buildings	118.61	25.37	1.07	142.91	25.35	3.14	0.15	28.34	114.57	93.26
Lease Hold improvements	—	0.38	—	0.38	—	0.02	—	0.02	0.36	—
Plant & Machinery	938.79	69.19	2.35	1,005.63	479.59	49.87	1.08	528.38	477.25	459.20
Furniture, Fixtures & Equipment	31.59	11.43	0.94	42.08	19.60	3.77	0.60	22.77	19.31	11.99
Vechiles and Aircraft	12.52	2.81	1.53	13.80	4.43	1.88	1.05	5.26	8.54	8.09
Livestock	0.02	—	—	0.02	0.02	—	—	0.02	—	—
Intangible Assets										
Goodwill	20.35	—	—	20.35	—	—	—	—	20.35	20.35
Trade mark/Brands	165.75	—	—	165.75	54.65	16.57	—	71.22	94.53	111.10
Specialised Software	7.54	—	—	7.54	4.29	2.51	—	6.80	0.74	3.25
Total	1301.31	123.32	5.89	1418.74	588.53	77.84	2.88	663.49	755.25	712.78
Previous year	1177.54	131.01	7.24	1301.31	501.55	77.67	(9.31)	588.53	712.78	

Notes:

1. Execution/renewal/registration of documents pending in respect of Freehold land Rs 0.06 Crore (Previous year Rs 0.06 Crore) and Buildings of Rs 0.30 Crore (Previous Year Rs 0.30 Crore).
2. Assets held under co-ownership - Leasehold Land Rs 14.42 Crore (Previous Year 0.25 Crore), Buildings Rs 18.35 Crore (Previous Year Rs. 1.07 Crore), Vechiles Rs Nil Crore (Previous Year 0.04 Crore), Furniture, Fixture & Equipment Rs 4.94 Crore (Previous year Rs. 0.51 Crore) and Aircarft pending Registration Rs. 4.84 Crore (Previous Year Rs.4.84 Crore)
3. The Company has made an application for exemption under section 20 of the Urban Land (Ceiling & Regulation) Act, 1976 for excess land of 4.25 acres (Previous Year 4.25 acres) at Rishra
4. Buildings include Rs 8.12 Crores (Previous Year 8.12 Crores) being cost of Debentures of and Shares in a Company entitling to the right of exclusive occupancy and use of certain premises.
5. Plant & Machinery include Rs 1.07 Crore (Previous year Rs. 1.07 Crore) being assets not owned by the Company.

SCHEDULE 6
INVESTMENTS

Rs. Crores

	Face Value	Number	As at 31st March, 05	Number	As at 31st March, 04
LONG TERM INVESTMENTS					
Non Trade					
Government Securties (Unquoted)					
6 & 7 Years National Saving Certificates	52000		0.01		ß
Other Investments (Fully Paid up) :					
QUOTED					
Equity Shares:					
HGI Industries Ltd.	10	432,322	—	432,322	3.46
[Net of provision in Diminution in value Rs.3,02,75,584/— (Previous year NIL)]			—		—
UNQUOTED					
Equity Shares :					
Gwalior Properties And Estates Pvt. Ltd.	10	—	—	346,850	1.45
Seshashayee Properties Pvt. Ltd.	10	—	—	365,750	1.64
Trapti Trading & Investments Pvt. Ltd.	10	—	—	351,700	3.77
Turquoise Investments And Finance Pvt. Ltd.	10	—	—	341,600	3.66
Trade Investments					
QUOTED					
Equity Shares :					
Hindalco Industries Limited (Hindalco)	10	1,631,613	36.45	1,631,613	36.45
Century Enka Ltd.	10	—	—	62,500	1.25
UNQUOTED					
Equity Shares :					
Birla NGK Insulators Private Limited (Birla NGK)	10	12,490,000	12.49	12,490,000	12.49
IDEA Cellular Ltd	10	96,816,400	96.82	96,816,400	96.82
Investment in Subsidiary Companies:					
Equity Shares					
QUOTED					
PSI Data Systems Ltd.	10	5,315,109	100.30	5,311,669	100.28
UNQUOTED					
Aditya Vikram Global Trading House Ltd., Mauritius	US$ 1	850,000	3.70	850,000	3.70
Birla Sun Life Insurance Company Ltd. (Birla Sunlife)	10	259,000,000	260.50	214,600,000	216.10
Laxminarayan Investment Ltd.	10	11,093,000	11.09	11,093,000	11.09
Transworks Information Services Ltd.	1	15,738,378	68.78	15,738,378	68.78
Preference Shares					
UNQUOTED					
7% Cumulative,Redeemable Preference Shares of PSI Data Systems Ltd.	100	1,500,000	15.00	1,500,000	15.00
7% Redeemable, Cumulative, Participative Preference Shares of Crafted Clothing P.Ltd	100	570,000	5.70	570,000	5.70
3.50% Cumulative Redeemable Preference Shares of Aditya Birla Health Services Ltd.	100	750,000	7.50	—	—
Total Long Term Investments			618.34		581.64

SCHEDULE 6 (Contd)
INVESTMENTS

	Face Value	Number	As at 31st March, 05	Number	Rs. Crores As at 31st March, 04
CURRENT INVESTMENTS					
(Unquoted, Non Trade and Fully paid up)					
Units of Mutual Funds		80,499,005	81.32	138,279,761	159.99
Total Current Investments			81.32		159.99
GRAND TOTAL			699.66		741.63
Aggregate Book Value - Quoted			136.75		141.44
- Unquoted			562.91		600.19
Aggregate Market Value - Quoted			259.39		226.59
			Number		
1. Units of various Mutual Funds schemes purchased and redeemed during the year:			1,482,512,283		1,133,593,383

2. 104 Equity Shares of Essel Mining & Industries Ltd. (EMIL) received during the year pursuant to a scheme of Arrangement between HGI & EMIL were sold during the year.

Refer note no. 5 of Schedule 19

SCHEDULE 7
INVENTORIES

Finished Goods	108.20	104.00
Stores and Spares	17.86	13.91
Raw Materials	201.27	133.26
Packing Materials	1.98	1.75
Work in Progress	25.47	23.57
Waste / Scrap	0.22	0.42
	355.00	276.91

SCHEDULE 8
SUNDRY DEBTORS *

(Unsecured, considered good except otherwise stated)		
Due for period exceeding six months	3.33	2.10
(Net of doubtful, fully provided Rs 1.61 Crores Previous Year Rs. 3.93 Crores)		
Others	257.57	184.31
(Doubtful, fully provided Rs 0.10 Crores Previous Year Rs. ß crores)		
	260.90	186.41
* Includes amount in respect of which the Company holds deposits and Letters of Credit/ Guarantees from Banks	28.12	29.93

SCHEDULES

		Rs. Cro
SCHEDULE [illegible]		
CASH & BANK BALANCES	As at 31st March, 2005	As 31st March, 20
Cash & Cheques in hand and remittances in transit	1.64	2.
Balances with Scheduled Banks:		
Current Accounts	7.04	9.
Deposit Accounts	0.71	1.
Balances with Non-Scheduled Bank: #		
On Current Account— Standard Chartered Bank (SCB), London	0.02	0.0
	9.41	13.2
# Maximum amount due at any time during the year Standard Chartered Bank (SCB), London	0.11	0.1
SCHEDULE [illegible]		
LOANS [illegible]		
(Unsecured, considered good except otherwise stated)		
Advances recoverable in cash or in kind or for value to be received +	74.75	63.25
(Net of Doubtful, fully provided Rs 0.43 Crores-Previous Year Rs 3.44 Crores)		
Deposits	17.58	20.56
(Net of Doubtful, fully provided Rs 0.01 Crores-Previous Year Rs. 1.96 Crores)		
Balances with Central Excise,Customs & Port Trust etc	11.55	9.69
(Net of provision Rs 3.02 Crores-Previous Year Rs. 3.01 Crores)		
Refer note no. 6 of Schedule 19	103.88	93.50
+ Includes.		
(1) Amount due from Officers	0.01	[illegible]
(2) Maximum amount due from Officers at any time during the year	0.02	[illegible]
(3) Due from subsidiary companies	0.01	0.05
SCHEDULE 11		
CURRENT LIABILITIES & PROVISIONS		
Current Liabilities:		
Acceptances	7.22	14.21
Sundry Creditors	147.06	134.17
Advances from Customers	7.97	3.91
Interest accrued but not due on loans	2.15	1.00
Investors Education & Protection Fund to be credited as and when due		
Unpaid Dividend	1.29	1.54
Unpaid application money	0.04	0.04
Unpaid matured deposits	—	—
Unpaid matured debentures	0.17	0.17
Interest accrued on above	0.14	0.22
Other Liabilities	62.54	57.48
	228.58	212.74
Provisions for:		
Taxation (Net of Advance Payment)	0.82	3.70
Proposed Dividend	23.95	23.95
Corporate Tax on Dividend	3.36	3.07
Retirement Benefits		
Leave Encashment	9.81	7.68
	37.94	38.40
	266.52	251.14
Due to Associates	—	0.03
Due to Subsidiary	—	0.07
Refer note no. 7 of Schedule 19		

SCHEDULE 12
INCOME FROM OPERATIONS

Rs. Crores

	2004-05	2003-04
Income from Sale of Products	1,948.93	1,667.05
Income from Services	15.75	15.26
Export Benefits	21.67	34.35
Others	1.47	0.95
	1,987.82	1,717.61

SCHEDULE 13
OTHER INCOME

	2004-05	2003-04
Dividends on Long Term Investments :		
Trade	2.73	3.26
Others	—	0.06
Dividends on Current Investments	3.68	5.42
Profit/(Loss) on sale of Non Trade Investments (Net) :		
Long Term	—	(0.61)
Current	0.60	1.80
Miscellaneous Income	3.06	4.30
	10.07	14.23

SCHEDULE 14
(INCREASE)/DECREASE IN STOCKS

	2004-05	2003-04
Closing Stocks:		
Finished Goods	108.20	104.00
Work-in-Progress	25.47	23.57
Waste / Scrap	0.22	0.42
	133.89	127.99
Less:		
Opening Stocks:		
Finished Goods	104.00	91.06
Work-in-Progress	23.57	16.02
Waste / Scrap	0.42	0.17
	127.99	107.25
Add: (Increase)/Decrease in Excise duty on Stocks	(5.26)	(0.27)
(Increase)/Decrease	(11.16)	(21.01)

SCHEDULES

SCHEDULE 15
COST OF MATERIALS

	2004-05	Rs. Crores 2003-04
Raw Material Consumption	860.79	716.54
Packing Material Consumption	28.92	22.02
Purchase of Finished Goods	106.03	74.34
Finished goods produced in trial run	—	3.40
	995.74	816.30

SCHEDULE 16
SALARIES,WAGES AND EMPLOYEE BENEFITS
Payments to & Provisions for Employees:

Salaries, Wages and Bonus	102.09	96.74
Contribution to Provident & Other Funds	15.53	13.83
Welfare Expenses	7.54	6.86
	125.16	117.43

SCHEDULE 17
MANUFACTURING ,SELLING AND OTHER EXPENSES

Consumption of Stores & Spares	48.39	45.01
Power & Fuel	121.31	100.61
Processing Charges	58.77	51.95
Commission to Selling Agents	57.75	50.70
Brokerage & Discounts	6.92	6.78
Export Expenses	9.87	7.07
Advertisement	48.59	42.17
Transportation & Handling Charges	33.19	26.38
Other Selling Expenses	16.19	15.75
Auditors' Remuneration	0.45	0.3[illegible]
Bad Debts & Provisions for doubtful debts & advances	0.37	3.2

SCHEDULE 17 (Contd.)
MANUFACTURING ,SELLING AND OTHER EXPENSES

	2004-05	Rs. Crores 2003-04
Repairs & Maintenance of:		
Buildings	4.01	3.76
Plant & Machinery	16.72	14.02
Others	1.71	2.22
Rent	12.25	8.70
Rates & Taxes	4.52	5.49
Insurance	4.53	4.02
Donations	1.26	1.30
Directors' Fees & Travelling Expenses	0.13	0.12
Research & Development Expenses	0.59	0.69
(Profit) /Loss on sale / discard of Fixed Assets (Net)	(0.36)	0.16
Miscellaneous Expenses (Refer Note No. 10,11 of Schedule 19)	55.76	36.55
	502.92	427.03
Less:		
Insurance Claims	0.70	1.29
Unspent Liabilities, Excess provisions and unclaimed balances in respect of earlier years written back (net of short provisions and sundry balances written off)	5.29	4.66
	5.99	5.95
	496.93	421.08

SCHEDULE 18
INTEREST AND OTHER FINANCE EXPENSES

	2004-05	2003-04
Interest		
On Debentures and Fixed Loans	11.14	14.86
Others	7.86	5.49
Other Finance Expenses	3.94	3.64
	22.94	23.99
Less: Interest Income		
Interest on long term Investments (Tax deducted at source Rs. Nil - Previous Year Rs. 0.01 Crores)	—	0.06
Others Interest (Tax deducted at source Rs 0.28 Crores - Previous Year Rs. 1.51 Crores)	4.34	9.11
	18.60	14.82

SCHEDULE '19'

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

A. ACCOUNTING CONVENTION

The financial statements are prepared under the historical cost convention, on an accrual basis and in accordance with the applicable accounting standards.

FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use:

DEPRECIATION / AMORTIZATION

a) Depreciation on Fixed Assets is provided on Straight Line Method at the rates and in the manner specified in the Schedule XIV of the Companies Act, 1956 except stated hereunder:

		Estimated useful life
Capital Expenditure on assets not owned	—	5 years
Office Computers	—	4 years
Vehicles	—	5 years
Furniture's and fixtures (excluding equipments)		
— At Showrooms	—	5 years
— Others	—	6 years
Leasehold Land/Improvements	—	Over the period of the lease

b) INTANGIBLE ASSETS ARE AMORTIZED AS UNDER:

Trademarks/ Brands	—	10 years
Specialized Software	—	3 years
Goodwill	—	Not being amortized.

c) Depreciation on the Fixed Assets added/disposed off /discarded during the year has been provided on pro-rata basis with reference to the month of addition/disposal/discarding.

"Continuous process plants" have been classified on technical assessment and depreciation provided accordingly.

Depreciation on the amounts capitalized on account of foreign exchange fluctuation is provided prospectively over residual life of the assets.

BORROWING COST

Borrowing Costs attributable to acquisition and construction of qualifying assets are capitalized as a part of the cost of such asset up to the date when such assets is ready for its intended use.

Other borrowing costs are charged to the Profit & Loss Account.

TRANSLATION OF FOREIGN CURRENCY ITEMS

Transaction in foreign currency is recorded at the rate of exchange prevailing on the date of transaction. Current assets and liabilities are translated at the year-end closing rates. The resulting exchange gain/loss is reflected in the profit and loss account. Exchange differences attributable to the acquisition of the fixed assets outside India are adjusted to the cost of the respective assets. Premium/Discount in respect of forward foreign exchange contract is recognized over the life of the contracts.

INVESTMENTS

Long Term Investments are stated at cost after deducting provision, if any, made for decline, other than temporary, in the values.

Current Investments are stated at lower of cost and market/fair value.

INVENTORIES

Raw materials, components, stores and spares are valued at lower of cost and net realizable value. However, these items are considered to be realizable at cost if the finished products in which they will be used, are expected to be sold at or above cost.

Work in progress and finished goods are valued at lower of cost and net realizable value. Finished goods and work-in-progress include costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Cost of inventories is computed on a weighted average / FIFO basis.

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Proceeds in respect of sale of raw materials/stores are credited to the respective heads. Obsolete, defective and unserviceable stocks are duly provided for.

GOVERNMENT GRANTS

Government Grants are recognized when there is reasonable assurance that the same will be received. Revenue grants are recognized in the Profit & Loss account. Capital grants relating to specific fixed assets are reduced from the gross value of the respective fixed assets. Other capital grants are credited to capital reserve.

REVENUE RECOGNITION

Sales are recorded net of trade discounts, rebates and include excise duty.

Income from service is recognized as they are rendered based on agreements/arrangements with the concerned parties.

Dividend income on investments is accounted for when the right to receive the payment is established.

RETIREMENT BENEFITS

Retirement benefits in the form of Provident Fund and Superannuation Schemes are charged to the Profit & Loss Account on accrual basis.

Gratuity liability under the Payment of Gratuity Act is accrued and funded on the basis of an actuarial valuation made at the end of each financial year.

Provision for accrued leave encashment is made on the basis of actuarial valuation at the end of each financial year.

TAXATION

Provision for current tax is made on the basis of estimated taxable income for the current accounting year in accordance with the Income Tax Act, 1961.

The deferred tax for timing differences between the book and tax profits for the year is accounted for, using the tax rates and laws that have been substantively enacted as of the balance sheet date.

Deferred tax assets arising from timing differences are recognized to the extent there is reasonable certainty that these would be realized in future.

Deferred tax assets are recognized on unabsorbed losses only if there is virtual certainty that such deferred tax asset can be realized against future taxable profits.

MISCELLANEOUS EXPENDITURE

Marketing / Technical know-how expenses are deferred and are written-off over a period of five years.

CONTINGENT LIABILITIES

Contingent Liabilities are not provided for and are disclosed by way of notes.

Show cause notices are considered as contingent liabilities when they are converted into demands.

Department appeals in respect of cases won by the Company are also considered as Contingent Liabilities.

B NOTES ON ACCOUNTS

	Rs. Crores Current Year	Previous Year
1 Estimated amount of contracts remaining to be executed on capital account and not provided for (Net of advances)	122.74	15.18
2 **Contingent Liabilities not provided for:**		
a) Claims against the Company not acknowledged as debts		
i) Income-tax	34.79	39.22
ii) Custom Duty	1.51	1.38
iii) Excise Duty	27.38	25.10
iv) Sales Tax	5.83	7.58
v) Others	18.08	20.10
b) Bills discounted with Banks	50.67	56.27
c) Corporate Guarantees given to Banks/Financial Institutions for loans etc. taken by subsidiary/other companies.	170.64	139.42

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Current Year	Previous Year
		Rs. Crores	
d)	Customs duty on capital goods and raw materials imported under advance licensing / EPCG scheme, against which export obligation is to be fulfilled.	4.19	10.49
3	**DEBENTURE AND SECURED LOANS :-**		
a)	Non Convertible Debentures and Term loan secured by way of first charge created by mortgage of the immovable properties of the Company situated at Veraval, Rishra, Jagdishpur, Renukoot and SakharBhavan, Mumbai and hypothecation of movables (except book debts) situated at the above locations and at Midnapur, subject to prior charge(s) created on certain assets in favor of the Financial Institutions and on inventories in favor of the Company's Bankers for the working capital borrowings, ranking pari-passu inter-se.		
	(i) 10.85% Twenty Second Series (Redeemable at par on 10th March, 2006)	50.00	50.00
	(ii) Term Loan	80.00	30.00
b)	Term Loans secured by way of first exclusive charge on assets acquired there-against.	15.65	18.2[illegible]
c)	Foreign Currency Loan by way of External Commercial Borrowing (ECB) is to be secured by way of first pari-passu charge by mortgage of immovable properties and hypothecation of movable Plant & Machineries of the Company situated at Gummidipoondi. (Charges yet to be created)	22.49	—
d)	Foreign Currency Loan by way of External Commercial Borrowing (ECB) is secured by way of first pari-passu charge by hypothecation of movable Plant & Machineries of the Company situated at Gummidipoondi.	45.56	45.56
e)	Foreign Currency Loan by way of FCNR (B) loan is secured by way of first exclusive charge by way of hypothecation of Brand Rights/Trade mark acquired there-against.	27.18	36.24
f)	Deferred sales tax loan for the Caustic soda plant at Veraval to be secured by first pari-pasu charge and for carbon black plant at Gummidipoondi to be secured by second pari-pasu charge of the respective plant.	44.43	31.47
g)	Working Capital Borrowings are secured by hypothecation of inventories, book debts and other movables, both present and future, held as current assets.	207.72	194.27
h)	Foreign Currency Loans have been fully hedged for foreign exchange and interest rate fluctuation by way of Currency swaps. Hence, the year-end balances are reflected at the contracted exchange rate.		

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Rs. Crores	
		Current Year	Previous Year
4 a)	Capital Work-in-Progress includes advances against Capital Expenditure.	12.43	2.36
b)	Pre-operative expenses:		
	Sales during trial run	0.00	3.75
	Stock of Finished goods produced in trial run	0.00	3.40
		0.00	7.15
	Less:		
	Excise duty	0.00	0.68
	Raw Material Consumed	0.00	5.77
	Salary, wages and Bonus	0.00	0.11
	Contribution to Provident and other funds	0.00	0.01
	Other Benefits to staffs	0.00	0.04
	Consumption of packing materials	0.00	0.18
	Interest capitalized	0.11	0.37
		0.11	7.16
	Amount capitalized	0.11	0.01

5 a) Market/Book values of certain long term quoted investments aggregating to Rs. 100.30 Crores (Previous year Rs. 104.99 Crores) and unquoted investments aggregating to Rs 426.10 Crores (Previous year Rs. 402.40 Crores) are lower than its cost.

b) Considering the strategic and long-term nature of the aforesaid investments and asset base & business plan of the investee companies, in the opinion of the management, the decline in the market/book value of the aforesaid investments is of temporary nature, requiring no provision.

c) An amount of Rs.19.95 Crores is lying in "Investment Reserve" to be used to meet the diminution other than temporary, if any, that may arise in the future, in the value of present and future long term strategic investments.

d) Transfer of investments in IDEA Cellular Ltd. (IDEA)/ Birla Sunlife Insurance Co. Ltd./Birla NGK Insulator Pvt. Ltd. (BNIPL) is restricted by the terms contained in their respective joint venture agreements. Non-disposal undertaking for BNIPL Investments have also been provided to certain Banks for credit facilities extended by them to BNIPL.

e) 4,88,39,784 equity shares of IDEA are pledge with certain lenders to secure loan extended by them to IDEA. In addition to the pledged shares 2,42,04,100 shares of IDEA are subject to non-disposal undertaking in favour of the said lenders.

f) Pursuant to the Shareholders' Agreement entered into with the Joint Venture partner, the Company has in respect of Birla Sun Life Insurance Company Limited agreed to infuse its share of capital from time to time to meet the solvency requirement prescribed by the regulatory authority.

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

Rs. Crores

		Current Year	Previous Year
6	Loans & Advances include:		
a)	Advances towards equity of the following companies, to be allotted by them on substantial progress in implementation of their respective projects after procuring all regulatory approval etc.		
	Rosa Power Supply Co. Ltd.	0.62	0.62
	Bina Power Supply Co. Ltd.	3.14	8.14
b)	Interest bearing deposits given to Aditya Birla Power Company Limited (ABPCL), a project development company in respect of which the Company has also been given a right of first refusal to participate in equity of the projects being developed by ABPCL.	2.23	2.23
c)	Interest bearing deposits given to Aditya Birla Management Corporation Limited (ABMCL) a company limited by guarantee formed to provide a common pool of facilities and resources to its members, with a view to optimize the benefits of specialization and minimize cost to each member. The Company's share of expenses under the common pool has been accounted for under the appropriate heads.	4.43	3.93

d)

	Amount Receivable From	Balance as on 31st March, 2005	Balance as on 31st March, 2004	Maximum amount due at any time during the year 2004-2005	Maximum amount due at any time during the year 2003-2004
(i)	Subsidiaries				
	Aditya Vikram Global Trading House Ltd	—	—	—	0.94
	Laxminarayan Investments Ltd	—	—	—	0.61
	PSI Data Systems Ltd	—	—	—	4.60
	Birla Technologies Limited	—	—	—	15.20
	Transworks Information Services Ltd.	—	0.05	0.05	1.25
(ii)	Associates/Joint Ventures				
	IDEA Cellular Ltd.	—	—	—	54.00
	Birla NGK Insulators Pvt. Ltd.	2.68	0.59	6.51	1.12
	Crafted Clothings Pvt. Ltd.	—	0.53	—	6.22
(iii)	Employees loan given in the ordinary course of the business and as per the service rules of the company				
	- no repayment schedule or repayment beyond seven years	1.44	1.41	1.46	2.01
	- no interest or at an interest rate below which is specified in section 372A of the Companies Act, 1956	3.44	3.01	4.18	3.73

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

		Rs. Crores Current Year	Previous Year
7	Based on the information / documents available with the Company Sundry creditors include total outstanding dues to small scale undertakings of which	1.90	2.00
	a) Amount overdue on account of principal and / or interest	—	—
	b) Name of the parties to whom the company owe any sum outstanding for more than thirty days but not overdue: Interface Direct, SVK Printpact Pvt Ltd, Innova Printing & Packaging Co., Himalaya Containers & Cartons, Laveena Hosiery Pvt Ltd, Mayfair Exports Pvt Ltd		
8	Deferred Tax Liability / (Asset) at the year end comprise timing differences on account of:		
	Depreciation	134.15	136.67
	Expenditure / Provisions allowable	(8.63)	(9.16)
		125.52	127.51
9	Earnings per Share (EPS) is calculated as under:		
	a) Numerator —		
	- Net Profit after exceptional items as disclosed in Profit & Loss account	113.72	131.28
	b) Denominator - Weighted average number of Equity Shares outstanding		
	- Basic	59,884,782	59,881,902
	- Diluted	59,912,008	59,913,424
	c) Nominal value of Shares (in Rs.)	10.00	10.00
10	Amount of exchange difference (net)		
	- included in additions to the fixed assets	—	(0.41)
	- debited / (credited) in Misc. Expenses to the Profit and Loss account	2.09	(4.13)
11	Miscellaneous expenses include contribution to General Electoral Trust for political purpose for distribution to political parties/ persons, as per the decisions of the Trustees from time to time.	2.40	—
12	a) The Company has taken some assets on Finance Lease basis. Future Lease Rental obligations in respect of these assets	—	0.07
	b) The Company has given certain assets on non-cancelable operating lease.		
	The Gross carrying amount of the above referred assets	4.31	0.66
	The accumulated depreciation for the above assets	0.56	0.03
	The depreciation for the above assets for the year	0.15	0.03
	The future minimum lease rental in respect of aforesaid lease is as follows:		
	i) Not later than one year	1.53	0.31
	ii) Later than one year and not later than five years	5.11	1.61
	iii) Later than five years	1.43	0.81

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Rs. Crores Current Year	Rs. Crores Previous Year
13 Exceptional Items		
a) Pursuant to long-term settlement with workers, at its Rayon Division (Veraval), the Company has successfully implemented the revised work norms, to improve productivity and offered Voluntary Retirement Scheme (VRS) to 500 workers. Though full benefit of the VRS costs aggregating to Rs. 9.54 Crores (Including Rs.0.60 Crores towards retirement benefits over the liability provided as per acturial valuation) shall accrue in future, the amount has been fully provided.		
b) The Company has transferred its Global Exports and Marketing Division, on a going concern basis, w.e.f. 1st April, 2004, for a consideration of Rs 5.49 crores. This has resulted in a gain of Rs 4.01 crores.		
c) Rs. 3.03 Crores has been provided for diminution, other than temporary, in value of Long term Investment.		
d) Rs. 0.91Crs is on account of gain on the sale of long term strategic investments		
14 a) The following are included under other heads of expenses in the Profit & Loss Account:		
Stores & Spares consumed	11.87	8.23
Salaries and Wages	0.31	0.33
Contribution to PF & other funds	0.02	0.01
Welfare expenses	0.01	0.02
Insurance	0.02	0.03
Rent	1.75	1.58
Depreciation	0.10	0.08
Interest	0.04	0.14
Lease charges	—	1.68
b) All Insurance Claims, unless clearly identifiable with the respective heads of expenses are reduced from Manufacturing, Selling and Other expenses.		
15 Details of Auditors' Remuneration		
Payments to Statutory Auditors:		
Audit Fees	0.13	0.12
For Taxation Matters	0.10	—
For Tax Audit	0.04	0.04
For Certification Work	0.04	0.04
Reimbursement of Expenses	0.03	0.03
Payments to Branch Auditors:		
Audit Fees	0.07	0.06
For Taxation Matter	—	0.01
For Certification Work	0.01	0.02
For Management Services	—	0.01
Reimbursement of Expenses	0.02	0.03
Payment to Cost Audidors:		
Audit Fees	0.01	0.01
Reimbursement of Expenses	0.00	0.00
Grand Total	0.45	0.37

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

	Rs. Crores	
	Current Year	Previous Year
16 Disclosure in respect of Company's Joint Ventures in India pursuant to Accounting Standard 27 'Financial Reporting of Interest in Joint Ventures':		

	Proportion of Ownership Interest	
a) **Name of the Venture**	As at 31st March, 05	As at 31st March, 04
Birla NGK Insulators Private Limited (Along with Subsidiaries).	50.00%	50.00%
IDEA Cellular Limited	4.28%	4.28%
b) The aggregate of Company's share in the above ventures in:		
Net Fixed Assets	217.86	174.35
Investments	—	6.72
Net Current Assets	18.84	14.08
Loans/Borrowings	198.59	116.19
Income	182.49	138.26
Expenses (Including Depreciation & Taxation)	191.97	155.47
Contingent Liabilities	47.14	33.52

17 Disclosure in respect of Related Parties pursuant to Accounting Standard 18:

a) List of Related Parties:

I. **Parties where control exists - Subsidiaries: —**

Aditya Vikram Global Trading House Ltd.

Laxminarayan Investment Ltd. (LIL)

PSI Data Systems Ltd. (PSI)

Birla Technologies Ltd. (Subsidiary of PSI)

Birla Sun Life Insurance Co.Ltd. (BSLICL)

Transworks Information Services Ltd. (TW) (includes Transworks IT Services (India) Ltd. Merged with TW w.e.f. 1st April, 2003)

Transworks Inc. USA (Subsidiary of TW)

II. **Other Parties with whom the Company has entered into transactions during the year:**

Joint Ventures

IDEA Cellular Limited

BIRLA-NGK Insulators Pvt.Ltd. (BNIPL)

Associates

Crafted Clothing Pvt.Ltd. (Ceased to be an Associate w.e.f 2nd June, 2004).

Key Management Personnel and enterprises having common key management personnel

Key Management Personnel - Mr. K.K. Maheshwari, Manager

Enterprises having common key management personnel - Tanfac Industries Ltd.

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

b) During the year following transactions were carried out with the related parties in the ordinary course of busines:

Rs. Crores

Transaction / Nature of Relationship	Subsidiaries	Associates	Joint Ventures	Enterprise having common key management personnel	Key Management personnel
Sales, Service and other income	0.01 (1.24)	— (0.95)	10.58 BNIPL (16.75)	3.30 (4.52)	— —
Purchase of goods and services	— (0.15)	1.15 (6.80)	73.86 BNIPL (50.54)	— —	— —
Expenditure on Royalty , Commission and compensation	— (6.07)	— —	2.91 —	— —	— —
Purchase of fixed assets	— (42.64)	— —	— —	— —	— —
Sale of fixed assets	— —	— (0.19)	— —	— —	
Managerial remuneration	— —	— —	— —	— —	0.96 (0.84)
Fresh investment made	44.42 BSLICL (96.40)	— (5.70)	— (8.00)	— —	— —
Loans granted	— (12.54)	— —	(0.90) (73.65)	— —	— —
Loans obtained	— —	— —	— (4.00)	— —	— —
Guarantees Provided for	— (112.20)	— (4.00)	— —	— —	— —
Outstanding balances as at 31.3.2005					
Loans granted	— —	— —	2.54 (6.35)	— —	— —
Amount receivable	0.01 (0.05)	— (0.53)	10.36 (10.27)	0.36 (0.37)	— —
Amount Payable	— (0.07)	— (0.03)	16.88 (10.15)	— —	— —
Guarantees Provided for	87.32 (89.70)	— (12.72)	30.00 (30.00)	— —	— —
Investments	459.37 (414.95)	— (5.70)	109.31 (109.31)	— —	— —

— Figures in brackets represent corresponding amount of previous year

— No amount in respect of the related parties have been written off/back are provided for during the year

— Related party relationship have been identified by the management and relied upon by the auditors.

18 a)	**Manager's Remuneration:**		
	Salary	0.79	0.65
	Contribution to Provident & Other Funds	0.09	0.08
	Other Perquisites	0.08	0.11
		0.96	0.84

In the determination of Manager's remuneration, certain perquisites have been valued in accordance with Income Tax Rules, 1962.

Expenses towards gratuity and leave encashment provisions are determined actuarially on an overall company basis at the end of each year and accordingly have not been considered in the above information.

b)	Remuneration to directors	0.75	0.75
	Profit before taxation as per P&L Account	157.08	181.43
	Add: Director's sitting fee and remuneration	0.88	0.87
	Provision for Bad Debts	0.37	3.21
	Expenses towards VRS at Rayon Division	9.54	—
	Less: Bad debts written out of Provisions	7.56	4.93
	Profit/(Loss) on sale of strategic investments (Net of Provisions)	(2.12)	19.95
	Profit on sale of other investments	0.60	1.20
	Profit on sale of undertaking	4.01	—
	Profit on sale of Fixed Assets	0..36	—
	Net Profit	**157.46**	**159.43**
	Remuneration % to Net Profit	0.48%	0.47%

19 a) For additional information as required under para 3, 4C and 4D of Part II of Schedule VI to the Companies Act, 1956 - Refer Annexure I.

b) For Segment Information - Refer Annexure II

20 Figures of Rs.50,000 or less have been denoted by ß

21 Figures of previous year have been regrouped / rearranged wherever necessary.

SCHEDULE '19' (Contd.)

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

ANNEXURE I

INFORMATION PURSUANT TO THE PROVISIONS OF PARAGRAPHS 3, 4C AND 4D OF PART II OF SCHEDULE VI OF THE COMPANIES ACT, 1956

a) Details of Products Manufactured, Turnover, Opening stock, Closing stock etc.

Rs. Crores

Particulars	Unit	Year ended 31st March	Installed Capacity Per Annum	Opening Stock		Production	Purchase		Turnover		Closing Stock	
				Quantity	Amount	Quantity#	Quantity	Amount	Quantity @	Amount	Quantity	Amount
Garments	Nos./000	2005		2180.89	46.92	7367.34*	808.54	24.96	8331.80	475.87	2024.97	55.80
	Nos./000	2004		1651.70	43.29	7262.98*	817.89	21.78	7551.68	413.09	2180.89	46.92
Viscose Filament Rayon Yarn	MT	2005	16000	1111.45	16.48	16420.43			16444.70	284.05	1087.18	16.39
	MT	2004	15000	745.56	10.63	16060.03			15694.14	292.32	1111.45	16.48
Sulphuric Acid & Allied Chemicals	MT	2005	55300	1035.94	0.60	52832.14			52762.70	20.92	1105.38	0.88
	MT	2004	55300	1006.69	0.53	51800.90			51771.65	16.93	1035.94	0.60
Caustic Soda	MT	2005	41975	788.03	0.63	45456.70			45919.95	57.98	324.78	0.31
	MT	2004	41975	827.44	0.61	39304.59			39344.00	38.49	788.03	0.63
Chlorine	MT	2005	33470	120.50	0.08	38479.82			38421.90	33.00	178.42	0.14
	MT	2004	33470	382.50	0.28	32732.00			32994.00	24.45	120.50	0.08
Hydro Chloric Acid	MT	2005	11155	284.83	0.04	7543.83			7786.41	1.17	42.25	0.01
	MT	2004	11155	78.41	0.01	7267.42			7061.00	0.98	284.83	0.04
Spun Yarn	MT	2005	77380 Spdl	745.28	14.56	15445.06	307.32	5.30	15686.03	379.11	811.63	12.35
	MT	2004	77380 Spdl	888.63	15.67	14421.19	29.23	0.63	14593.78	356.93	745.28	[illegible]
Cloth	000Mtr	2005	53Lm	577.99	10.44	3750.64			3592.82	71.90	735.81	[illegible]
	000Mtr	2004	33Lm	641.27	9.14	2734.41			2797.69	55.14	577.99	10.44
Carbon Black	MT	2005	170000	4645.00	12.73	164025.00			165095.00	500.95	3575.00	9.87
	MT	2004	160000	4120.00	10.10	118707.00			118182.00	382.23	4645.00	12.73
High & Low Tension Insulators and Bushings	MT	2005					9219.00	71.06	9219.00	87.77		
	MT	2004					6813.00	48.17	6813.00	56.02		
Lightning & Surge Arrestors	NOS.	2005					13755.00	1.55	13755.00	1.61		
	NOS.	2004					6830.00	0.88	6830.00	3.80		
Liquid Argon	'000 SM3	2005	3000	40.00	0.13	2178.38			2145.23	14.89	73.15	0.30
	'000 SM3	2004	3000	62.28	0.18	2177.34			2199.62	9.60	40.00	0.13
Tea	MT	2005										
	MT	2004		40.05	0.13	3034.34			3074.39	31.38		
Traded goods**		2005						0.49		10.75		
		2004						0.96		13.81		
Others		2005			1.81			2.68		47.87		2.39
		2004			0.67			1.92		26.19		1.81
Total		2005			104.42			106.03		1987.82		108.42
		2004			91.24			74.34		1721.36		104.42

The Installed Capacity is as Certified by the Management and licensed capacity is not given as licencing has been abolished.

\# After adjusting departmental consumption, excesses, shortages etc.

@ Turnover quantity includes captive consumption, damages,sample sales and shortages and value includes Export benefits.

* Garment production includes items produced on job work basis by outside parties and purchases.

** Includes commission of Rs. 10.25 crores (P.Y. Rs. 12.68 crores)

ANNEXURE I (Contd.)

b) Raw Materials Consumed :

	Current Year MT	Current Year Rs. Crores	Previous Year MT	Previous Year Rs. Crores
Wood Pulp	17716	63.98	17418	54.44
Wool Fibre	3,488	113.94	3244	119.19
Flax Fibre	1,663	21.18	1544	20.22
Staple & Synthetic Fibre	12,742	92.22	12237	79.76
Cotton Staple & Synthetic Yarn	1,416	49.72	3705	23.82
Carbon Black Feed Stock/ Coal Tar	306649	304.06	210389	202.99
Fabrics in '000 Mtrs.	12481	142.63	11794	123.69
Others		73.06		98.20
		860.79		722.31

c) Value of Imports calculated on C.I.F. Basis

	Current Year	Previous Year
Raw Materials	523.47	379.12
Stores & Spare Parts	11.34	10.14
Capital Goods	27.32	74.75
Purchase of Finished Goods	1.77	3.80

d) Expenditure in Foreign Currency (on actual payment basis):

	Current Year	Previous Year
Technical Assistance Fees/Royalty	1.63	6.17
Interest and Commitment Charges	0.78	0.33
Professional Charges	0.18	0.40
Others	11.55	13.00

e) Value of Imported and Indigeneous Raw Materials, Spare parts & Components consumed and percentage thereof to the total consumption:

	Current Year Percentage	Current Year Rs. Crores	Previous Year Percentage	Previous Year Rs. Crores
Raw Materials :				
Imported	62.41%	537.20	56.53%	408.34
Indigenous	37.59%	323.59	43.47%	313.97
		860.79		722.31
Stores, Spare Parts & Components :				
Imported	30.05%	18.11	17.69%	9.42
Indigenous	69.95%	42.15	82.31%	43.82
		60.26		53.24

f) Amount remitted in Foreign Currency on account of Dividend:

	Current Year	Previous Year
Dividend in respect of Accounting Year 2003-04 (124 Shareholder holding 44323 Equity Shares)	0.02	
Dividend in respect of Accounting Year 2002-03 (129 Shareholder holding 46801 Equity Shares)		0.02

g) Earning in Foreign Currency

	Current Year	Previous Year
I) On export of goods (F.O.B.Basis) :		
(a) Foreign Currency	444.76	371.85
(b) Rupee Payments	0.22	6.82
(c) Export through Merchant Exporters	2.33	4.12
ii) Interest	—	0.01
iii) Commission	—	0.67
iv) Service charge	0.06	0.06

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2005

Rs. Crores

	PARTICULARS	2004-05			2003-04		
A	CASH FLOW FROM OPERATING ACTIVITIES						
	Net Profit before tax		157.08			181.43	
	Adjustments for :						
	Depreciation	77.84			77.67		
	Marketing & Technical know-how written-off	2.95			3.93		
	Bad Debts & Provisions for doubtful debts & advances	0.37			3.21		
	Interest Expenses (Net)	18.60			14.82		
	(Profit) / Loss on Fixed Assets sold	(0.36)			0.16		
	(Profit) / Loss on Sale of Investments	(0.60)			(1.19)		
	Dividend Income	(6.41)	92.39		(8.74)	89.86	
	Exceptional Items:						
	(Gain)/Loss on Long Term Strategic Investments/ Transfer of Business (Net)		(1.89)			(19.95)	
	OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		247.58			251.34	
	Decrease / (Increase) in trade and other receivables	(87.55)			18.32		
	Decrease / (Increase) in inventories	(78.33)			(31.49)		
	Increase / (Decrease) in trade and other payables	17.78	(148.10)		24.65	11.48	
	CASH GENERATED FROM OPERATIONS		99.48			262.82	
	Income Taxes Paid (Net of Refund)		(48.23)			(48.12)	
	NET CASH FROM OPERATING ACTIVITIES			51.25			214.70
B	CASH FLOW FROM INVESTING ACTIVITIES						
	Proceeds from Sale of Fixed Assets		2.81			2.99	
	Purchase of Fixed Assets		(153.66)			(105.13)	
	Proceeds from transfer of Global Exports And Marketing Division		5.40			—	
	Sale / Redemption / (Purchase) of investments (net)		84.87			(48.01)	
	Interest Received		4.34			9.17	
	Acquisition of brands		—			(42.54)	
	Capital subsidy received		—			1.16	
	Dividend Received		6.41			8.74	
	Investment in equity of a Joint Venture		—			(8.00)	
	Investment in equity of subsidiaries		(44.42)			(150.18)	
	NET CASH (USED IN)/FROM INVESTING ACTIVITIES			(94.25)			(331.80)
C	CASH FLOW FROM FINANCING ACTIVITIES						
	Proceeds from issue of share capital		—			0.01	
	Share premium received		0.04			0.06	
	Proceeds from Borrowings		101.51			138.31	
	Repayment of Borrowings		(13.51)			—	
	Dividends paid (including tax thereon)		(27.08)			(25.33)	
	Interest and Finance Charges paid		(21.79)			(23.97)	
	NET CASH (USED IN)/FROM FINANCING ACTIVITIES			39.17			89.07
	NET INCREASE IN CASH AND EQUIVALENTS			(3.83)			(28.03)
	CASH AND CASH EQUIVALENTS (OPENING BALANCE)			13.27			41.30
	CASH OF GLOBAL EXPORT DIVISION			(0.03)			—
	CASH AND CASH EQUIVALENTS (CLOSING BALANCE)			9.41			13.27

Notes:

1) **Cash and cash equivalents include:**

	2004-05	2003-04
Cash, cheque in hand and remittance in transit	1.64	2.45
Balance with Banks	7.77	10.82
	9.41	13.27

2) The Company has undrawn working capital facilities of Rs 142.27 Crores as on 31.3.2005 (Previous Year Rs.106.53 Crores)

3) Previous years's figures have been regrouped / rearranged to confirm to the current year's presentation,whenever necessary.

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per SHIVJI K. VIKAMSEY
Partner
M. No. 2242
Mumbai, 27th April, 2005

For S.R. BATLIBOI & CO.
Chartered Accountants

per HEMAL SHAH
Partner
M. No. 42650

ADESH GUPTA
Sr. President & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA

PSI DATA SYSTEMS

ADITYA BIRLA GROUP

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Corporate Office:
Shrutaa Complex
19, Primrose Road
Bangalore 560 025
India

Tel: +91 80 5661 1400
Fax: +91 80 5661 1499



USA • UK • France •

Annexure II

Rs. Crores

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2005

(I) Primary Segments - Business	Garments		Rayon (Includes Caustic soda and allied Chemicals)		Carbon Black		Insulators (Includes Bushings, lighting & Surge Arrestors)		Textiles (Includes Spun Yarns, Fabrics)		Others		Gross Total		Inter Segment Elimination		Net Total	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a **Segment Revenue #**																		
Sales to External Customers including Export Benefits	472.40	391.68	352.00	335.17	467.25	340.30	100.12	72.52	456.12	397.00	12.74	40.71	1,860.62	1,577.39				
Inter Segment Revenue	—	—	—	—	—	—		—	2.90	0.88	—	—	2.90	0.88				
Total Segment Revenue	472.40	391.68	352.00	335.17	467.25	340.30	100.12	72.52	459.02	397.88	12.74	40.71	1,863.52	1,578.27	(2.90)	(0.88)	1,860.62	1,577.39
b **Segment Result (PBIT)**	13.03	(1.84)	66.32	77.93	60.32	64.68	21.61	21.43	19.79	6.55	6.20	4.52	187.25	173.27	(0.00)	(0.00)	187.25	173.27
Less:-Interest and Finance charges																	18.60	14.82
Add:- Unallocable income net of Unallocable expenditure																	(3.92)	3.03
Profit before Tax and Exceptional items																	164.73	161.48
Exceptional Items :																		
VRS Expenses																	9.54	—
(Gain)/Loss on Long Term Strategic																	(1.89)	(19.95)
Investments/Transfer of Business (Net)																	—	
Profit before tax																	157.08	181.43
Provision for Current Tax																	45.35	44.25
Provision for Deferred Tax																	(1.99)	5.90
Profit after Tax																	113.72	131.28
c **Carrying amount of Segment Assets**	332.36	306.41	385.13	331.86	442.99	389.85	39.87	30.04	245.78	188.93	13.44	18.08	1,459.57	1,265.17	—	—	1,459.57	1,265.17
Unallocated Assets																	779.56	786.97
Total Assets																	2,239.13	2,052.14
d **Carrying amount of Segment Liabilities**	80.15	64.17	66.53	67.44	71.12	56.87	18.93	10.06	34.44	35.54	0.26	1.24	271.43	235.32	—	—	271.43	235.32
Unallocated liabilities																	613.64	549.14
Total Liabilities																	885.07	784.46
e **Cost incurred to acquire Segment fixed assets during the year**	9.44	56.87	48.56	6.45	8.93	59.40	—	—	20.00	7.74	—	0.22	86.93	130.68	—	—	86.93	130.68
Unallocated assets																	36.39	0.33
f **Depreciation / Amortization**	26.17	24.83	21.30	21.46	16.84	14.91	—	—	13.55	17.20	1.65	1.88	79.51	80.28	—	—	79.51	80.28
Unallocated depreciation																	1.18	1.24

(II) Secondary segment – Geographical
The Company 's operating facilities are located in India.

	Current Year	Previous Year
Domestic Revenues	1385.71	1159.46
Exports Revenues	474.91	417.93
Total	1860.62	1577.39

Inter segment revenues are recognised on arm's length basis.

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I Registration Details

Registration No.	1107			State Code 04
Balance Sheet Date	31	03	2005	
	Date	Month	Year	

II Capital Raised during the Year (Amount in Rs.Crores)

Public Issue	Right Issue
Nil	Nil
Bonus Issue	Private Placement
Nil	Nil

III Position of Mobilisation and Development of Fund (Amount in Rs.Crores)

	Total Liabilities	Total Assets
	1972.61	1972.61
Source of Funds	Paid-Up-Capital	Reserve & Surplus
	59.88	1294.18
	Secured Loans	Unsecured Loans
	493.03	Nil
Application of Funds	Net Fixed Assets	Investments
	810.28	699.66
	Net Current Assets*	Misc. Expenditure
	337.15	Nil

*Net of Deferred Tax Liability

IV Performance of Company (Amount in Rs.Crores)

Turnover	Total Expenditure
1870.69	1625.27
Profit Before Tax	Profit After Tax
157.08	113.72
Earning per share	Dividend rate %
18.98	40.00

V Generic Names of Three Principal products/Services of Company (as per monetary terms)

Item Code No.(ITC Code)	Product Description
620000	Garments
5403110.09	Viscose Filament Rayon Yarn
2803	Carbon Black

Mumbai,
Dated 27th April, 2005

ADESH GUPTA
Sr. President & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To
The Board of Directors
Indian Rayon And Industries Limited

1. We have audited the attached Consolidated Balance Sheet of Indian Rayon And Industries Limited and its Subsidiaries and Joint Ventures as at 31st March 2005 and also the Consolidated Profit and Loss Account and the Consolidated Cash Flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of Indian Rayon And Industries Limited's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. a) Included in these Consolidated Financial Statements (CFS) are assets of Rs.1680.61 crores as at 31st March 2005, Revenues of Rs.1309.18 crores and Net Cash Inflow of Rs.3.03 crores for the year then ended, which have not been jointly audited by us. These have been audited by either of us singly or jointly with others or by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these entities, is based solely on reports of those respective auditors.

   b) Further, the Company's Share of Assets of Rs.228.03 crores, Revenues of Rs.97.91 crores and Net Cash Outflow of Rs.1.72 crores of joint venture IDEA Cellular Ltd. (IDEA) included in the CFS are based on unaudited financial statements and our opinion, in so far as it relates to the amounts included in respect of IDEA, is based solely on such unaudited financial statements certified by the management.

4. Without qualifying our opinion we draw attention to Note 6 of Schedule 19 to the consolidated financial statements regarding substituting unaudited consolidated figures of IDEA for the year ended 31st March 2004 with its audited consolidated figures for that year.

   The impact of such substitution on the Net Profit for the year is not material.

5. We report that the consolidated financial statements have been prepared by Indian Rayon And Industries Limited in accordance with the requirements of Accounting Standard (AS) 21 Consolidated Financial Statements, AS 23 Accounting for Investments in Associates in Consolidated Financial Statements and AS 27 Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India.

6 Based on our audit and on consideration of reports of other auditors on separate financial statements/ management certification and on the other financial information of the components and to the best of our information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements, read together with para 4 above, give a true and fair view in conformity with the accounting principles generally accepted in India:

   (a) in the case of the Consolidated Balance Sheet, of the state of affairs of the Indian Rayon And Industries Limited and its Subsidiaries and Joint Ventures as at 31st March 2005;

   (b) in the case of the Consolidated Profit and Loss account, of the profit for the year ended on that date; and

   (c) in the case of the Consolidated Cash Flow statement, of the cash flows for the year ended on that date.

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per Shivji K. Vikamsey
Partner
Membership No.: 2242

Mumbai
April 27, 2005

For S. R. BATLIBOI & COMPANY
Chartered Accountants

per Hemal Shah
Partner
Membership No.: 42650

Mumbai
April 27, 2005

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2005

Rs. Crores

	Schedule	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated As at 31st March 2005	Consolidated As at 31st March 2004
SOURCES OF FUNDS					
Shareholders' Funds:					
Share Capital	1	59.88	109.32	59.88	59.88
Preference Share Capital	1	-	20.70	20.70	20.70
Reserves & Surplus	2	1,068.78	(41.39)	1,034.06	1,002.74
		1128.66	88.63	1114.64	1083.32
Minority Interest		27.63		27.63	27.79
Loan Funds:					
Secured Loans	3	562.82	136.43	699.25	551.15
Unsecured Loans	4	-	62.16	62.16	37.16
		562.82	198.59	761.41	588.31
Deferred Tax Liabilities		125.66	-	125.66	127.60
Policyholders fund		1,212.28	-	1,212.28	539.07
Fund for future appropriations		0.03	-	0.03	0.03
Total Funds Employed		3057.08	287.22	3241.65	2366.12
APPLICATION OF FUNDS					
Fixed Assets:					
Goodwill on Consolidation		128.03	50.52	185.24	153.83
Gross Block	5	1,591.74	322.25	1,913.99	1,656.63
Less: Accumulated Depreciation		756.25	111.17	867.42	718.52
Net Block		835.49	211.08	1046.57	938.11
Capital Work-in-Progress		56.71	6.78	63.49	55.51
		892.20	217.86	1110.06	993[illegible]
Investments	6	1,577.97	-	1,468.63	876.[illegible]
Current Assets,Loans & Advances:					
Inventories	7	354.99	22.91	377.90	293.70
Sundry Debtors	8	303.36	26.09	329.45	243.82
Cash & Bank Balances	9	80.43	7.90	88.33	86.87
Interest accrued on Investments		5.48	-	5.48	3.86
Loans & Advances	10	127.90	14.92	142.82	126.49
		872.16	71.82	943.98	754.74
Less: Current Liabilities & Provisions:	11				
Current Liabilities		366.89	53.93	420.82	373.54
Provisions		46.39	(0.95)	45.44	41.89
		413.28	52.98	466.26	415.43
Net Current Assets		458.88	18.84	477.72	339.31
Miscellaneous expenditure (to the extent not written off)					
Marketing / Technical know-how		-	-	-	3.03
Total Funds Utilised		3057.08	287.22	3241.65	2366.12
Significant Accounting Policies and Notes on Accounts	19				

Schedules referred to above form an integral part of the accounts

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per SHIVJI K.VIKAMSEY
Partner
M. No.2242

For S. R. BATLIBOI & CO.
Chartered Accountants

per HEMAL SHAH
Partner
M. No.42650

ADESH GUPTA
Sr. President & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA

Mumbai, 27th April, 2005

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2005

Rs. Crores

	Schedule	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated for the year ended 31st March 2005	Consolidated for the year ended 31st March 2004
INCOME					
Income from Operations	12	3,134.76	190.86	3,325.62	2,551.88
Less: Excise Duty		127.20	9.16	136.36	147.64
Net Income from Operations		3,007.56	181.70	3,189.26	2,404.24
Other Income	13	18.64	0.79	19.43	19.88
		3,026.20	182.49	3,208.69	2,424.12
EXPENDITURE					
(Increase)/Decrease in Stocks	14	(11.16)	(3.25)	(14.41)	(19.80)
Cost of Materials	15	999.36	41.32	1,040.68	861.48
Salaries, Wages and Employee Benefits	16	298.66	21.07	319.73	261.78
Manufacturing, Selling and Other Expenses	17	821.86	95.33	917.19	719.08
Change in valuation of liability in respect of life policies in force		684.12	-	684.12	397.44
Interest and Other Finance Expenses (Net)	18	22.41	14.68	37.09	32.35
		2,815.25	169.15	2,984.40	2,252.33
Profit before Depreciation/Amortisation and Exceptional items		210.95	13.34	224.29	171.79
Depreciation/Amortisation		104.46	22.82	127.28	121.76
Marketing / Technical knowhow written off		2.95	-	2.95	5.08
Profit before Exceptional items and Tax		103.54	(9.48)	94.06	44.95
Exceptional Items					
Less : Loss/(Gain) due to Exceptional Items		7.65	-	7.65	(17.26)
Profit after Exceptional items		95.89	(9.48)	86.41	62.21
Provision for Taxation - Current Tax		45.78	-	45.78	45.28
- Deferred Tax		(1.94)	-	(1.94)	4.05
Provision for Tax for Earlier Years written back		(0.07)	-	(0.07)	-
Net Profit before Minority Interest		52.12	(9.48)	42.64	12.88
Minority Interest in the loss of Consolidated Subsidiaries		(15.76)	-	(15.76)	(20.21)
Share of Loss of Associate written back		-	-	0.24	-
Net Profit		67.88	(9.48)	58.64	33.09
Balance brought forward		87.06	(89.61)	3.88	44.58
Transfer from Debenture Redemption Reserve(Net)		-	-	-	48.34
Profit available for Appropriation		154.94	(99.09)	62.52	126.01
APPROPRIATIONS					
Proposed Dividend		23.95	-	23.95	23.95
Corporate Tax on Proposed Dividend		3.42	-	3.42	3.07
General Reserve		25.00	-	25.00	75.07
Debenture Redemption reserve		5.00	-	5.00	-
Investment Reserve		-	-	-	19.95
Special Reserve		0.11	-	0.11	0.09
Surplus carried to Balance Sheet		97.46	(99.09)	5.04	3.88
		154.94	(99.09)	62.52	126.01
Basic and Diluted Earnings per share - Rs. (Face Value of Rs 10/- each)				8.78	4.89
Significant Accounting Policies and Notes on Accounts	19				

Schedules referred to above form an integral part of the accounts

As per our attached Report of even date

For KHIMJI KUNVERJI & CO.
Chartered Accountants

per SHIVJI K.VIKAMSEY
Partner
M. No.2242

For S. R. BATLIBOI & CO.
Chartered Accountants

per HEMAL SHAH
Partner
M. No.42650

ADESH GUPTA
Sr. President & CFO

DEVENDRA BHANDARI
Company Secretary

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA

Mumbai, 27th April, 2005

SCHEDULES

SCHEDULE '1'
SHARE CAPITAL

Rs. Crore

	Numbers	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidate 31st March 200
Issued, Subscribed & Paid-up:					
Equity Shares of Rs. 10 each, fully paid-up	59,884,782	59.88	-	59.88	59.88
Previous year	(59,881,902)				
Equity Share Capital		59.88		59.88	59.88
Preference Shares		-	20.70	20.70	20.70
		59.88	**20.70**	**80.58**	**80.58**

SCHEDULE 2
RESERVES & SURPLUS

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidate 31st March 200
Capital Reserve	2.61	-	2.61	2.61
Capital Redemption Reserve	7.63	-	7.63	7.62
Debenture Redemption Reserve	25.00	-	25.00	20.00
Securities Premium Account	373.46	53.42	426.88	426.84
General Reserve	542.00	-	542.00	517.00
Investment Reserve	19.95	-	19.95	19.95
Special Reserve	0.67	-	0.67	0.5[illegible]
Amalgamation Reserve	-	4.28	4.28	[illegible]
Surplus as per Profit & Loss Account	97.46	(99.09)	5.04	3.88
	1,068.78	(41.39)	1,034.06	1,002.74
Previous Year	1,027.98	(25.24)	1,002.74	

SCHEDULE '3'
SECURED LOANS

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidate 31st March 200
Debentures	50.00	-	50.00	50.00
Loans from Banks	352.65	136.43	489.08	398.78
Other Loans :				
Deferred Sales Tax Loan	44.43	-	44.43	31.47
Others	115.74	-	115.74	70.90
	562.82	**136.43**	**699.25**	**551.15**

SCHEDULE '4'
UNSECURED LOANS

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidate 31st March 200
Fixed Deposits	-	-	-	β
Short-term loans from Banks	-	54.63	54.63	37.04
Other Loans :				
Deferred Sales Tax Loan	-	-	-	0.08
Others	-	7.53	7.53	0.04
	-	**62.16**	**62.16**	**37.16**

SCHEDULE '5'
FIXED ASSETS

Rs. Crores

	Gross Block				Depreciation/Amortisation				Net Block			
	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidated 31st March 2004	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidated 31st March 2004	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidated 31st March 2004
Tangible Assets												
Land												
Freehold	1.01	3.70	4.71	4.61	-	-	-	-	1.01	3.70	4.71	4.61
Leasehold	20.35	β	20.35	6.25	1.76	β	1.76	1.68	18.59	β	18.59	4.57
Buildings	156.41	18.45	174.86	146.19	29.88	1.50	31.38	27.59	126.53	16.95	143.48	118.60
Lease Hold improvements	23.97	-	23.97	16.49	10.17	-	10.17	6.00	13.80	-	13.80	10.49
Plant & Machinery	1,029.26	215.57	1,244.83	1,090.17	545.70	74.57	620.27	529.34	483.56	141.00	624.56	560.83
Computers & Telecommunication	41.72	-	41.72	25.14	17.68	-	17.68	9.65	24.04	-	24.04	15.49
Furniture, Fixtures & Equipme	62.97	5.69	68.66	55.09	32.45	3.28	35.73	29.71	30.52	2.41	32.93	25.38
Vehicles & Aircraft	19.83	1.04	20.87	18.31	7.11	0.44	7.55	6.53	12.72	0.60	13.32	11.78
Livestock	0.01	-	0.01	0.01	0.01	-	0.01	0.01	-	-	-	-
Intangible Assets												
Intangible Assets-Entry/ Licence fees	-	76.52	76.52	62.30	-	30.57	30.57	21.32	-	45.95	45.95	40.98
Goodwill	25.71	-	25.71	25.71	4.47	-	4.47	3.39	21.24	-	21.24	22.32
Trade mark/Brands	165.75	-	165.75	165.75	71.22	-	71.22	54.65	94.53	-	94.53	111.10
Software	44.75	1.28	46.03	40.61	35.80	0.81	36.61	28.65	8.95	0.47	9.42	11.96
Total	1591.74	322.25	1913.99	1656.63	756.25	111.17	867.42	718.52	835.49	211.08	1046.57	938.11
Previous year	1437.47	219.16	1656.63		659.29	59.23	718.52		778.18	159.93	938.11	

SCHEDULE '6'
INVESTMENTS

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Rs. Crores Consolidated 31st March 2004
LONG TERM INVESTMENTS				
Government Securities/Bonds	599.46	-	599.46	324.39
Debentures/Bonds	188.76	-	188.76	86.10
Equity	413.67	-	304.33	59.26
Other Investments	35.26	-	35.26	122.05
SHORT TERM INVESTMENTS				
Government Securities/Bonds	65.13	-	65.13	6.49
Debentures/Bonds	10.02	-	10.02	-
Mutual Funds	150.57	-	150.57	202.45
Other Investments	115.10	-	115.10	75.59
	1,577.97	-	**1,468.63**	**876.33**

SCHEDULE 7
INVENTORIES

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidated 31st March 2004
Finished Goods	108.20	10.21	118.41	109.69
Stores and Spares	17.86	3.60	21.46	16.35
Raw Materials	201.27	6.12	207.39	138.02
Packing Materials	1.98	0.29	2.27	1.93
Work-in-Process	25.47	2.68	28.15	27.29
Waste / Scrap	0.21	0.01	0.22	0.42
	354.99	**22.91**	**377.90**	**293.70**

SCHEDULE 8
SUNDRY DEBTORS

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidated 31st March 2004
(Unsecured, considered good except otherwise stated)				
Due for period exceeding six months	4.86	4.38	9.24	5.27
Others	298.50	21.71	320.21	238.55
	303.36	**26.09**	**329.45**	**243.82**

Rs. Crores

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidated 31st March 2004
SCHEDULE 9 CASH & BANK BALANCES				
Cash & Cheques in hand and remittances in transit	45.61	0.45	46.06	35.36
Balances with Scheduled Banks:				
Current Accounts	25.31	1.34	26.65	32.60
Deposit Accounts	5.58	6.11	11.69	13.93
Balances with Non-Scheduled Banks:				
On Current Account	2.88	-	2.88	3.90
On Deposit Account	1.05	-	1.05	1.08
	80.43	**7.90**	**88.33**	**86.87**
SCHEDULE 10 LOANS AND ADVANCES				
(Unsecured, considered good except otherwise stated)				
Advances recoverable in cash or in kind or for value to be received	86.94	11.75	98.69	80.93
Deposits	29.41	1.19	30.60	35.21
Balances with Central Excise,Customs & Port Trust etc	11.55	1.98	13.53	10.35
	127.90	**14.92**	**142.82**	**126.49**
SCHEDULE 11 CURRENT LIABILITIES & PROVISIONS				
Current Liabilities:				
Acceptances	7.22	-	7.22	14.22
Sundry Creditors	281.75	32.81	314.56	271.85
Advances from Customers	8.71	12.32	21.03	11.00
Income received in advance	0.61	-	0.61	1.21
Interest accrued but not due on loans	2.23	1.10	3.33	1.61
Investors Education & Protection Fund	1.69	-	1.69	2.03
Other Liabilities	64.68	7.70	72.38	71.62
	366.89	53.93	420.82	373.54
Provisions for:				
Taxation (Net) / (Advance payment of Tax (Net))	(0.10)	(2.15)	(2.25)	0.94
Proposed Dividend	23.95	-	23.95	23.95
Corporate Tax on Dividend	3.36	-	3.36	3.07
Retirement benefits	15.72	0.87	16.59	11.91
Other Provisions	3.46	0.33	3.79	2.02
	46.39	(0.95)	45.44	41.89
	413.28	**52.98**	**466.26**	**415.43**

Rs. Crores

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidated 31st March 2004
SCHEDULE 12				
INCOME FROM OPERATIONS				
Income from Sale of Products	1,953.59	91.70	2,045.29	1,762.04
Income from Services	1,110.74	97.28	1,208.02	735.95
Export Benefits	21.66	1.88	23.54	37.52
Others	48.77	-	48.77	16.37
	3,134.76	**190.86**	**3,325.62**	**2,551.88**
SCHEDULE 13				
OTHER INCOME				
Dividends on Long Term Investments :				
Trade	2.73	-	2.73	3.26
Others	0.01	-	0.01	0.28
Dividends on Current Investments :	3.72	-	3.72	5.50
Profit/(Loss) on sale of Non trade Investments (Net) :				
Long Term	-	-	-	(0.62)
Current	0.74	0.07	0.81	2.0[illegible]
Investment Income - Shareholders fund	7.36	-	7.36	4.61
Miscellaneous Income	4.08	0.72	4.80	4.78
	18.64	**0.79**	**19.43**	**19.88**

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidated 31st March 2004
SCHEDULE 14				
(INCREASE)/DECREASE IN STOCKS				
Closing Stocks:				
Finished Goods	108.20	10.21	118.41	109.69
Work-in-Process	25.47	2.68	28.15	27.29
Waste / Scrap	0.21	0.01	0.22	0.42
	133.88	**12.90**	**146.78**	**137.40**
Less:				
Opening Stocks:				
Finished Goods	104.00	5.69	109.69	98.67
Work-in-Process	23.56	3.73	27.29	19.11
Waste / Scrap	0.42	-	0.42	0.17
	127.98	**9.42**	**137.40**	**117.95**
(Increase)/Decrease in Excise duty on Stocks	(5.26)	0.23	(5.03)	(0.35)
(Increase)/Decrease	**(11.16)**	**(3.25)**	**(14.41)**	**(19.80)**

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Rs. Crores Consolidated 31st March 2004
SCHEDULE 15 COST OF MATERIALS				
Raw Material Consumption	860.79	34.46	895.25	748.14
Packing Material Consumption	28.93	3.84	32.77	25.68
Purchase of Finished Goods	109.64	3.02	112.66	84.26
Finished Goods produced in Trial Run	-	-	-	3.40
	999.36	41.32	1,040.68	861.48
SCHEDULE 16 SALARIES,WAGES AND EMPLOYEE BENEFITS				
Payments to & Provisions for Employees:				
Salaries, Wages and Bonus	261.98	18.21	280.19	230.03
Contribution to Provident & Other Funds	17.98	2.19	20.17	17.82
Welfare Expenses	18.70	0.67	19.37	13.72
Employee Compensation under ESOP	-	-	-	0.21
	298.66	21.07	319.73	261.78
SCHEDULE 17 MANUFACTURING, SELLING AND OTHER EXPENSES				
Consumption of Stores & Spares	48.39	4.34	52.73	48.88
Power & Fuel	125.04	22.58	147.62	119.81
Processing Charges	58.77	-	58.77	51.95
Tele-Service Charges	-	29.49	29.49	19.18
Connectivity Charges	17.91	-	17.91	10.94
Commission to Selling Agents	187.56	11.25	198.81	137.96
Brokerage & Discounts	6.92	0.57	7.49	9.53
Export Expenses	9.87	1.01	10.88	8.14
Advertisement	59.48	4.73	64.21	59.05
Transportation & Handling Charges (Net)	33.20	2.20	35.40	28.41
Benefits Paid (Insurance Business)	33.03	-	33.03	7.72
Other Selling Expenses	47.45	1.07	48.52	36.34
Auditors' Remuneration	0.85	0.05	0.90	0.74
Bad debts &Provisions for doubtful debts &advances	1.12	1.14	2.26	6.58
Repairs & Maintenance				
Buildings	4.95	0.37	5.32	4.49
Plant & Machinery	17.85	4.59	22.44	17.96
Others	5.33	0.17	5.50	7.38

SCHEDULE 17 (Contd.)

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Rs. Crores Consolidated 31st March 2004
Rent	18.75	1.82	20.57	15.70
Rates & Taxes	16.09	0.27	16.36	15.12
Insurance	5.56	0.26	5.82	4.87
Donations	1.26	-	1.26	1.30
Directors' Fees & Travelling Expenses	0.14	0.07	0.21	0.13
Research & Development Expenses	0.59	0.12	0.71	0.79
(Profit) /Loss on sale / discard of Fixed Assets (Net)	(0.48)	0.06	(0.42)	3.16
Miscellaneous Expenses	128.39	9.47	137.86	109.80
	828.02	**95.63**	**923.65**	**725.93**
Less:				
Insurance Claims	0.71	-	0.71	1.30
Unspent Liabilities, Excess provisions and unclaimed balances in respect of earlier years written back (net of short provisions and sundry balances written off)	5.45	0.30	5.75	5.55
	6.16	0.30	6.46	6.85
	821.86	**95.33**	**917.19**	**719.08**

SCHEDULE 18
INTEREST AND OTHER FINANCE EXPENSES

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidated 31st March 2004
Interest on Borrowings	22.34	13.95	36.29	34.20
Other Finance Expenses	4.64	1.01	5.65	6.87
	26.98	**14.96**	**41.94**	**41.07**
Less: Interest Income				
Interest on long term Investments	-	-	-	0.06
Others Interest	4.57	0.28	4.85	8.66
	22.41	**14.68**	**37.09**	**32.35**

SCHEDULE 19

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS ON CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The Consolidated Financial Statements (CFS) are prepared in accordance with Accounting Standard 21 (AS) "Consolidated Financial Statements", AS-23 "Accounting for Investments in Associates in Consolidated Financial Statements" and AS- 27 "Financial Reporting of Interests in Joint Ventures" issued by the Institute of Chartered Accountants of India.

2 PRINCIPLES OF CONSOLIDATION

a) The CFS comprise the financial statement of Indian Rayon And Industries Limited (The Reporting Company) and its Subsidiaries, Joint Ventures and Associates. The financial statements of all the companies are in line with generally accepted accounting principles in India.

b) Inter company transactions have been eliminated on consolidation.

c) As required by the consolidation procedures prescribed by the Accounting Standards, the following eliminations/ adjustments have been necessitated in the CFS

(i)	Share Capital of Joint Venture	Rs 109.32 Crs.
	Investments in Joint Ventures	Rs 109.34 Crs.
(ii)	Reserve & Surplus due to Goodwill arising on consolidation	Rs. 6.67 Crs
	Goodwill on Consolidation	Rs. 6.69 Crs

Intercompany transactions have been eliminated on consolidation.

3 COMPANIES INCLUDED IN CONSOLIDATION

	Country of incorporation	Proportion of ownership interest as on 31st Mar-05	Proportion of ownership interest as on 31st Mar-04
SUBSIDIARIES			
Aditya Vikram Global Trading House Limited (AVGTHL)	Mauritius	100.00%	100.00%
Laxminarayan Investment Limited (LIL)	India	100.00%	100.00%
PSI Data Systems Limited (PSI)	India	70.40%	70.35%
Birla Technologies Limited (Subsidiary of PSI)	India	70.40%	70.35%
Birla Sun Life Insurance Company Limited (BSLI)	India	74.00%	74.00%
Transworks Information Services Ltd. (TW) (Includes Transworks IT Services (India) Ltd. Merged with TW w.e.f. 1st April, 2003)	India	100.00%	100.00%
Transworks Inc (Subsidiary of TW)	USA	100.00%	100.00%
JOINT VENTURE			
Birla NGK Insulators Private Limited (BNIPL)	India	50%	50%
IDEA Cellular Limited (IDEA)	India	4.28%	4.28%
ASSOCIATE			
Crafted Clothing Private Limited (CCPL) (Ceased to be an Associate of Laxminarayan Investment Ltd. W.e. f. 2nd June, 2004)	India	—	48%

4 ACCOUNTING POLICIES

Most of the accounting policies of the Reporting Company and that of its Subsidiaries, Joint Ventures and Associates are similar. However, since certain Subsidiaries / Joint Ventures / Associates are in the business which are distinct from that of the Reporting Company and function in a different regulatory environment, certain accounting policies in respect of investment, depreciation /amortisation etc. differ. The accounting policies of all the Companies are in line with generally accepted accounting principles in India.

5 FOREIGN SUBSIDIARY

In the case of AVGTHL, the financial statements have been translated into Indian rupees. The balance sheet items have been translated at closing rate while the share capital has been translated at the transaction date. The income and expenditure items have been translated at the transaction date with the exception of miscellaneous expenses, which have been translated at the average rate for the year. Exchange Gain / (Loss) are recognised in the Profit and Loss account.

6 PREVIOUS YEAR'S FIGURES

The CFS of the previous year included unaudited CFS of IDEA which were then available. Subsequently, audited CFS of IDEA were available. In order to facilitate better comparison, previous year's figures of CFS have been substituted.

The effect of the above substitution on the previous year's figures and due to regrouping is as under:

	Restated Rs Crores	Original Rs Crores
Reserves & surplus	1002.74	1002.18
Goodwill on Consolidation	153.83	153.27
Secured Loans	551.15	551.75
Unsecured Loans	37.16	36.56
Fixed Assets	993.62	993.47
Net Current Assets	339.31	339.46
Income	2424.12	2422.03
Expenses	2252.33	2250.23
Net Profit before Minority Interest	12.88	12.89
Minority Interest in the loss of consolidated subsidiaries	(20.21)	(19.64)
Net Profit	33.09	32.53

7 Current Year's CFS include unaudited CFS of IDEA as the same have not been audited as of date.

(Rs. Crores)

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidated 31st March 2004
8 Estimated amount of Contracts remaining to be executed on Capital Account and not provided for (Net of advances)	123.60	0.71	124.30	29.18
9 Contingent Liabilities not provided for in respect of :				
a) Claims against the Companies not acknowledged as debts				
i) Income-tax	36.40	0.04	36.45	40.47
ii) Custom Duty	2.47	—	2.47	2.01
iii) Excise Duty	27.62	0.49	28.11	43.21
iv) Others	24.83	4.64	29.47	30.33
b) Bills discounted with banks	50.67	4.54	55.21	60.97
c) Corporate Guarantees given to Banks/ Financial Institutions for loans etc. taken by subsidiary companies / other companies	170.64	0.36	53.68	22.22
d) Customs duty on capital goods and raw materials imported under advance licensing / EPCG scheme, against which export obligation is to be fulfilled.	11.45	30.33	41.78	39.67
e) Dividend on cumulative preference shares	—	6.03	6.03	3.76
f) Others	14.90	—	14.90	4.44
	338.98	46.43	268.10	247.08

(Rs. Crores)

	IRIL & Subsidiaries	Share in Joint Ventures	Consolidated 31st March 2005	Consolidated 31st March 2004
10 Deferred Tax (Assets)/ Liability at the year end comprise timing difference on account of:				
Depreciation	134.50	—	134.50	137.04
Expenditure/Provisions allowable	(8.84)	—	(8.84)	(9.44)
Total	125.66	—	125.66	127.60

11 <u>Disclosure in respect of Related Parties pursuant to Accounting Standard 18</u>

a) **List of Related Parties**

Key Management Personnel

Mr. K K Maheshwari, Manager (Indian Rayon And Industries Limited)

Enterprises having common key management personnel

M/s Tanfac Industries Ltd.

b) The following transactions were carried out with the related parties in the ordinary course of the business

(Rs. Crores)

	Current year	Previous year
Managerial Remuneration to Mr. K.K. Maheswari	0.96	0.84
Sale of goods and services to M/s Tanfac Industries Ltd	3.30	4.52
Amount receivable- M/s Tanfac Industries Ltd.	0.36	0.37

12 **Earnings per Share (EPS) is calculated as under :**

	Current year	Previous year
a Numerator -		
- Net Profit after exceptional items	58.64	33.09
- Less: Preference Dividend	6.03	3.76
- Net Profit for EPS	54.09	29.33
b Denominator - Weighted average number of Equity Shares outstanding		
- Basic	59,884,782	59,881,902
- Diluted	59,912,008	59,913,424
c Nominal value of Shares (in Rs.)	10.00	10.00

13 For Segment Information - Refer Annexure I

14 For Cash flow statement - Refer annexure II

Annexure – I

SEGMENT DISCLOSURES FOR THE YEAR ENDED 31ST MARCH, 2005

Rs. Crores

(I) Primary Segments - Business	Garments		Rayon (Includes Caustic soda and allied Chemicals)		Carbon Black		Insulators (Includes Bushings, lighting & Surge Arrestors)		Textiles (Includes Spun Yarns, Fabrics)		Software		Insurance		Telecom		BPO		Others		Gross Total		Inter Segment Elimination		Net Total	
	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
a Segment Revenue #																										
Sales to External Customers	472.39	391.68	352.00	335.17	467.25	340.30	184.53	154.35	456.12	397.00	82.02	85.98	956.19	545.26	97.28	55.56	107.78	57.28	13.70	41.66	3,189.26	2,404.24				
Inter Segment Revenue	0.01	-	-	-	-	-	-	-	2.90	0.88	0.11	0.03	-	-	-	-	0.45	-	-	6.07	3.47	6.98				
Total Segment Revenue	472.40	391.68	352.00	335.17	467.25	340.30	184.53	154.35	459.02	397.88	82.13	86.01	956.19	545.26	97.28	55.56	108.23	57.28	13.70	47.73	3,192.73	2,411.22	(3.47)	(6.98)	3,189.26	2,404.24
b Segment Result (PBIT)	13.03	(1.84)	66.32	77.93	60.32	64.68	9.90	12.87	19.79	6.55	(0.55)	(15.07)	(60.03)	(77.63)	16.90	2.72	2.47	(1.87)	6.93	5.95	135.07	74.28	(0.00)	0.00	135.07	74.28
Less:-Interest and Finance charges																									37.09	32.35
Add:- Unallocable income net of Unallocable expenditure																									(3.92)	3.03
Profit before Tax and Exceptional items																									94.06	44.96
Loss/(Gain) due to Exceptional Items																									7.65	(17.26)
Profit before tax																									86.41	62.22
Provision for Current Tax																									45.78	45.28
Provision for Deferred Tax																									(1.94)	4.05
Tax Provision for earlier years written back																									(0.07)	-
Profit before Minority Interest																									42.64	12.88
Minority Interest																									(15.76)	(20.21)
Share of loss of Associate written back																									(0.24)	-
Net Profit																									58.64	33.09
c Carrying amount of Segment Assets	332.36	306.41	385.13	331.86	442.99	389.85	152.45	126.22	245.78	188.93	33.08	37.95	1,439.45	743.00	227.62	159.41	73.53	66.54	33.31	37.36	3,365.70	2,387.54	(0.35)	(0.12)	3,365.35	2,387.42
Unallocated Assets																					-	-			342.56	394.14
Total Assets																					-	-			3,707.91	2,781.56
d Carrying amount of Segment Liabilities	80.15	64.17	66.53	67.44	71.12	56.87	41.92	29.89	34.44	35.54	13.55	17.66	1,333.16	636.09	30.00	21.55	17.02	12.75	1.06	2.00	1,683.95	938.98	(0.35)	(0.12)	1,683.60	938.85
Unallocated liabilities																					-	-			882.01	731.56
Total Liabilities																					-	-			2,565.61	1,670.41
e Cost incurred to acquire Segment fixed assets during the year	9.44	56.87	48.56	6.45	8.93	59.40	25.72	4.62	20.00	7.74	1.24	0.95	13.96	19.00	79.53	14.71	27.28	5.69	-	0.22	234.66	175.65	-	-	234.66	175.65
Unallocated assets																					-	-			36.39	0.33
f Depreciation / Amortization	26.17	24.83	21.30	21.46	16.84	14.91	3.91	3.28	13.55	17.20	2.17	8.14	12.67	12.46	18.91	14.21	11.66	4.97	1.87	4.14	129.05	125.60	-	-	129.05	125.60
Unallocated depreciation																									1.18	1.24

(II) Secondary segment – Geographical

a) The Company's operating facilities are located in India

	Current Year	Previous Year
Domestic Revenues	2499.21	1824.64
Exports Revenues	690.05	579.60
Total	3189.26	2404.24

Inter segment revenues are recognised on arm's length basis.

CONSOLIDATED CASH FLOW STATEMENT AS ON 31ST MARCH, 2005

ANNEXURE II

(Rs. Crores)

PARTICULARS		2004-05			2003-04	
A CASH FLOW FROM OPERATING ACTIVITIES						
Net Profit before tax		86.41			62.21	
Adjustments for :						
Depreciation	127.38			121.76		
Change in valuation of liabilities in respect of life policies	684.12			397.44		
Marketing & Technical know-how written-off	2.95			5.08		
Bad debts &Provisions for doubtful debts & advances	2.26			6.58		
Interest Expenses (Net)	37.09			32.36		
(Profit) / Loss on Fixed Assets sold	(0.42)			3.16		
(Profit) / Loss on Sale of Investments	(0.81)			(1.45)		
Dividend Income	(6.46)			(9.03)		
		846.11			555.90	
Exceptional items						
(Gain)/Loss due to Exceptional Items		(1.89)			(17.26)	
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		930.63			600.85	
Adjustments for:						
Decrease / (Increase) in trade and other recievables	(106.52)			(21.45)		
Decrease / (Increase) in inventories	(84.44)			(29.65)		
Increase / (Decrease) in trade and other payables	52.97	(137.99)		96.17	45.07	
CASH GENERATED FROM OPERATIONS		792.64			645.92	
Income Taxes Paid (Net of Refund)		(48.90)			(41.20)	
Increase in miscelleneous expenditure		-			0.11	
NET CASH FROM OPERATING ACTIVITIES			743.74			604.83
B CASH FLOW FROM INVESTING ACTIVITIES						
(Purchase)/ Sale of Fixed Assets (Net)		(243.39)			(171.09)	
Proceeds from Sale of Global Exports And Marketing Division		5.40			-	
Acquisition of subsidiary (Net of Cash)		-			(63.03)	
Sale/ (Purchase) of Investments (net)		(636.16)			(483.69)	
Capital Subsidy		-			1.16	
Interest received		3.23			6.86	
Dividend received		6.46			9.03	
NET CASH (USED IN)/FROM INVESTING ACTIVITIES			(864.46)			(700.76)
C CASH FLOW FROM FINANCING ACTIVITIES						
Proceeds from issue of Shares to Minority		15.60			27.90	
Security Premium		0.03			0.08	
Proceeds from / (Repayment of) Borrowings (net)		173.88			154.05	
Dividends paid (including tax thereon)		(27.08)			(25.33)	
Interest and Finance Charges paid		(40.22)			(46.77)	
NET CASH (USED IN)/FROM FINANCING ACTIVITIES			122.21			109.93
NET INCREASE IN CASH AND EQUIVALENTS			1.49			14.00
CASH AND CASH EQUIVALENTS (OPENING BALANCE)			86.87			72.87
CASH OF GLOBAL EXPORT DIVISION			(0.03)			-
CASH AND CASH EQUIVALENTS (CLOSING BALANCE)			88.33			86.87

Notes:

1) Cash and cash equivalents include:-

	2004-05	2003-04
Cash, cheque in hand and remittance in transit	46.06	35.36
Balance with Banks	42.27	51.51
Total	88.33	86.87

2) Previous year's figures have been regrouped / rearranged to confirm to the current year's presentation, wherever necessary.

(Rs. Crores unless otherwise stated)

	Birla Sun Life Insurance Company Limited	PSI Data Systems Limited	Birla Technologies Limited	Laxminarayan Investment Limited	Transworks Information Services Ltd.	Transworks Inc, USA		Aditya Vikram Global Trading House Limited	
						US $ in lacs	Rs. Crores	US $ in lacs	Rs. Crores
The period of the Subsidiary Company	1st April 2004 to 31st March 2005	1st April 2004 to 31st March 2005	1st April 2004 to 31st March 2005	1st April 2004 to 31st March 2005	1st April 2004 to 31st March 2005	1st April 2004 to 31st March 2005		1st April 2004 to 31st March 2005	
Extent of interest in Subsidiary Company									
Equity Share Capital	350.00	7.55	9.80	11.09	1.57	7.00	3.33	8.50	3.70
% Share held by Indian Rayon And Industries Limited and its Subsidiaries	74.00%	70.40%	100.00%	100.00%	100.00%	100.00%		100.00%	
Net aggregate amount of the profits /(losses) of the Subsidiary Company for the period, so far as it concerns members of Indian Rayon And Industries Ltd									
a) not dealt with in the Accounts of the Company									
(i) For the financial year of the subsidiary	(44.85)	(1.80)	(0.36)	0.52	1.03	ß	0.09	ß	0.03
(ii) For the previous financial years since it became the subsidiary of the Company	(133.65)	(32.11)	(14.06)	2.74	(2.32)	ß	0.10	2.29	0.98
b) dealt with in the Accounts of the subsidiary Company									
(i) For the financial year of the subsidiary	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(ii) For the previous financial years since it became the subsidiary of the Company	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Additional Information u/s 212 (5)	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable		Not Applicable	

Notes :

1. PSI Data Systems Ltd. held 73.91% of Equity Share Capital of 4600 shares of Rs.1000/- in PSI Kalinga Ltd., Bhubaneswar. On it's application, the Hon'ble High Court of Orissa has passed orders on 7th April, 2005 for dissolution of PSI Kalinga Ltd.
2. The Ministry of Company Affairs, Government of India vide its order No. 47/04/2005-CL-III dated 30th March, 2005, issued under section 212 (8) of the Companies Act, 1956, has exempted the Company from attaching the documents of subsidiaries of the Company required to be attached to the Company's accounts for the year ending on 31st March, 2005 under section 212(1) of the Companies Act, 1956. However, Annual Accounts of the subsidiary companies for the year ending on 31st March, 2005, and the related detailed information will be made available to the investors of the company and the subsidiaries of the Company, seeking such information at any point of time. The annual accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary of the Company.

Mumbai, 27th April, 2005

DEVENDRA BHANDARI
Company Secretary

ADESH GUPTA
Sr. President and CFO

Directors: TARJANI VAKIL
P. MURARI
B. R. GUPTA

The particulars of subsidiary companies as required by order No. 47/04/2005-CL-III dated 30th March, 2005 of Ministry of Company Affairs, Government of India, issued under section 212(8) of the Companies Act, 1956 are as follows :

	Birla Sun Life Insurance Company Limited	PSI Data Systems Limited	Birla Technologies Limited	Laxminarayan Investment Limited	Transworks Information Services Ltd.	Transworks Inc, USA		Aditya Vikram Global Trading House Limited	
						US $ in lacs	Rs. Crores	US $ in lacs	Rs. Crores
Share Capital (Equity and Preference)	350.00	22.55	9.80	11.09	1.57	7.00	3.33	8.50	3.70
Reserves & Surplus (net of debit balance of profit & loss account and miscellaneous expenditure to the extent not written off)	(243.73)	(17.23)	(22.03)	3.76	24.49	1.01	0.36	2.27	1.01
Total assets (Fixed Assets+Current Assets)	106.45	29.13	7.25	11.96	73.51	9.00	4.12	10.84	4.74
Total Liabilities (Debts + Current Liabilities & Provisions)	1,333.20	36.54	19.47	0.77	47.45	0.99	0.44	0.07	0.03
Details of Investments (excluding investments in subsidiary companies) (details as per Annexure A)	1,333.05	1.46	-	3.17	-	-	-		
Turnover	963.54	60.59	24.88	0.99	108.42	7.72	3.45	0.14	0.06
Profit before Taxation	(60.61)	(2.02)	(0.42)	0.77	0.93	0.38	0.14	(0.02)	0.03
Provision for Taxation	-	0.03	0.09	0.24	-	0.09	0.05	-	-
Profit after Taxation	(60.61)	(2.05)	(0.51)	0.52	0.93	0.29	0.09	(0.02)	0.03
Proposed dividend	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Annexure 'A' of statement u/s 212(8) of the Companies Act,1956

A) **Details of investments of Birla Sunlife Insurance Company Limited**

(Rs. crores)

	Shareholders	Policyholders	Assets held to cover Linked liabilities	Total
LONG TERM INVESTMENTS				
1 Government securities and Government guaranteed bonds including Treasury Bills	18.27	27.42	553.76	599.45
2 Other Investments				
(a) Debenture / Bonds	10.93	6.74	94.46	112.13
(b) Equity	—	—	266.80	266.80
3 Investment in Infrastructure and Social Sector Bonds	12.80	8.92	52.40	74.12
4 Other than Approved Investments	2.50	—	20.02	22.52
Total (A)	44.50	43.08	987.44	1,075.02
SHORT TERM INVESTMENTS				
1 Government securities and Government guaranteed bonds including Treasury Bills	65.13	—	—	65.13
2 Other Approved Securities				
- Fixed deposits	—	—	27.50	27.50
3 Other Investments				
- Mutual Funds	3.86	3.19	60.73	67.78
4 Investment in Infrastructure and Social Sector Bonds	10.02	—	—	10.02
Total (B)	79.01	3.19	88.23	170.43
Other Assets				
1 Bank Balances	—	—	69.96	69.96
2 Interest Accrued on Investments	—	—	18.45	18.45
3 Fund Charges	—	—	(0.81)	(0.81)
Total (C)	—	—	87.60	87.60
Total (A+B+C)	**123.51**	**46.27**	**1,163.27**	**1,333.05**

B. **Details of investments of M/s PSI Data Systems Limited**

1,348,662 Units of debt schemes of Birla Sunlife Mutual Fund 1.46

Annexure 'A' of statement u/s 212(8) of the Companies Act,1956 (Contd.)

C. Details of investments of M/s Laxminarayan Invetments Limited

	Number	As at 31th March,2005 (Rupees)
LONG TERM INVESTMENTS(QUOTED)		
Equity Shares:		
Arvind Mills Limited		
Bajaj Auto Limited	5	318
Century Textiles Ltd.	2	1,772
Datamatics Technologies Ltd.	5	611
Housing Development Finance Corporation Ltd.	5	776
ICICI Bank Ltd.	2	1,148
i-Flex Solutions Ltd.	5	1,303
Infosys Technologies Ltd.	5	2,815
Kotak Mahindra Bank	4	5,333
Pantaloon Retail India Ltd.	10	1,742
Phillips Carbon Black Ltd.	5	1,688
Polaris Software Lab Ltd.	10	511
Raymonds Ltd	5	730
Satyam Computers Ltd.	5	997
Wipro Ltd.	5	1,622
Zodiac Cloth Co. Ltd.	3	1,596
	5	1,320
		24,282
UNQUOTED		
Equity Shares of Rs. 10 Each		
Birla Management Centre Services Ltd.		
Birla NGK Insulators Pvt. Ltd.	7000	70,000
Aditya Birla Power Company Ltd.	10000	325,750
9% Redeemable Cumulative Preference Share of Rs. 100 Each	11500	115,000
Crafted Clothing Pvt. Ltd.		
8% Preference Share of Rs. 10 Each	180000	18,000,000
Birla Management Centre Services Ltd.		
10% Preference Share of Rs. 100 Each	200	2,000
Alpha Garments Pvt. Ltd.		
English Apparels Pvt. Ltd.	12000	1,263,153
Europa Garments Pvt. Ltd.	6000	631,576
	4600	484,208
Total (A)		20,915,969
CURRENT INVESTMENTS		
Units of Mutual Fund of Rs.10 Each		
Birla Cash Plus Retail Plan Dividend		
Birla Floating Rate Fund Dividend Reinvestment	48994.884	802,056
	960755.977	9,972,695
Total (B)		10,774,751
Grand Total (A + B)		31,690,720


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